
BEA 東亞銀行

Our Ref: SHR/03/66

03 AUG 29 7:21

August 18, 2003

BY REGISTERED AIRMAIL



03029624

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED



Molly Ho Kam-lan
Company Secretary



MH/TT/im/380
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

File No. 82-3443

Annex to Letter to the SEC
dated August 18, 2003 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since April 26, 2003 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Memorandum and Articles of Association of The Bank of East Asia, Limited (including all amendments up to March 25, 2003)
   Date : March 25, 2003
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form SC1 Return of Allotments
   Date : May 6, 2003
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form SC1 Return of Allotments
   Date : June 9, 2003
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Form SC1 Return of Allotments
   Date : July 7, 2003
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : Notification of Board meeting declaring the interim results and interim dividend for the year ending December 31, 2003
   Date : July 7, 2003
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

6. Document : Interim Report 2003
   Date : August 1, 2003
   Source of Requirement : HKSE Listing Rules

7. Document : Press Announcement in respect of announcement of 2003 interim results
   Date : August 4, 2003
   Source of Requirement : HKSE Listing Rules

8. Document : Form SC1 Return of Allotments
   Date : August 6, 2003
   Source of Requirement : Hong Kong Companies Ordinance



MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 25th March, 2003)

No. 255
編號

CERTIFICATE OF INCORPORATION
公司更改名稱

ON CHANGE OF NAME
註冊證書

I hereby certify that
本人茲證明

THE BANK OF EAST ASIA, LIMITED

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Given under my hand this Twenty-Fifth day of April One Thousand Nine Hundred and Ninety Five.
簽署於一九九五年四月廿五日。

(Sd.) MISS H. CHANG

....

for *Registrar of Companies*
Hong Kong

香港公司註冊處處長

(公司註冊主任張巧雯代行)

CERTIFICATE OF INCORPORATION

OF

THE BANK OF EAST ASIA, LIMITED

I hereby certify that "THE BANK OF EAST ASIA, LIMITED", is this day incorporated under the Hong Kong Companies Ordinances, 1911-1915, and that this Company is limited.

Given under my hand and seal of office this 14th day of November, One thousand nine hundred and eighteen.

(Sd.) HUGH A. NISBET,
Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCES 1911-1915

MEMORANDUM OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

1. The name of the Company is "THE BANK OF EAST ASIA, LIMITED 東亞銀行有限公司". *(Chinese name added on 25/04/1995)*

2. The registered office of the Company will be situate in Victoria Hong Kong.

3. The objects for which the Company is established are:

(*a*) To carry on the business of banking in all its branches and departments, including exchange banking and business; the borrowing, raising or taking up money; the lending or advancing money, securities and property on such terms as may be thought fit; the counting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable, or not; the granting and issuing letters of credit and circular notes; the buying, selling and dealing in bullion and specie; the acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds; the acquisition, holding and dealing with movable and immovable property of all kinds; the negotiating of loans and advances; the receiving money and valuables on deposit or for safe custody or otherwise; the issuance of deposit or other receipts or acknowledgements either in a negotiable or transferable form or otherwise in respect of moneys deposited; the issuance in Canton or elsewhere outside of Hong Kong of demand drafts or bank notes negotiable or transferable or otherwise for circulation in Canton or elsewhere outside of Hong Kong; the collecting and transmitting money and securities; the carrying on of a savings bank; the establishment of branches or agencies in Canton and elsewhere throughout the world; the management of property; and the transaction of all kinds of agency business commonly transacted by bankers.

(*b*) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(*c*) *(Deleted by Special Resolution dated 30/01/1932 and Confirmed on 27/02/1932)*

(*d*) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the businesses referred to in paragraphs (*a*) and (*b*) above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(*e*) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purposes of this Company.

(*f*) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which this Company is authorised to carry on or engaged in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same.

(*g*) To take or otherwise acquire, and hold shares in any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(*h*) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(*i*) To establish and support or aid in the establishment and support of associations, institutions funds, trusts and conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful objects.

(*j*) To promote any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(*k*) Generally to purchase, take on lease or in exchange hire or otherwise acquire, any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business and in particular any land, buildings, easements, machinery, plant and stock-in-trade.

(*l*) To hire purchase erect or otherwise to acquire a godown or godowns for any of the purposes of the Company and to carry on the business of godown keepers or warehousemen.

(*m*) To construct, maintain and alter any buildings or works, necessary or convenient for the purposes of the Company.

(*n*) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(*o*) To advance, deposit or lend money, securities and property to or with such persons and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(*p*) To guarantee or become liable for the payment of money or for the performance of any obligations and to transact all kinds of trust and agency business.

(*q*) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, perpetual or otherwise charged upon all or any of the Company's property (both present and future), including its uncalled capital, and to purchase, redeem or pay off any such securities.

(*r*) To remunerate any person or company for services rendered or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital, or any debentures, or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(*s*) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(*t*) To discount, sell and deal in bills, bonds, notes, warrants, coupons, drafts and other negotiable or transferable securities or documents.

(*u*) To undertake and execute any trusts the undertaking whereof may seem desirable, and also to undertake the office of executor, administrator, receiver, treasurer, registrar or auditor, and to keep for any company, government, authority or body, any register relating to any stocks, funds, shares or securities, or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(*v*) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(*w*) To obtain any provisional order or ordinance for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any legislation, proposals, proceedings, schemes or applications whether of a like nature to those previously indicated in this paragraph or not which may seem calculated directly or indirectly to prejudice the Company's interests.

(*x*) To procure the Company to be registered or recognized in any country or place outside Hong Kong.

(y) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any of the property and rights of the Company.

(z) To purchase or otherwise acquire, and to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with property and rights of all kinds, and in particular mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business, concerns and undertakings and claims, privileges and choses in action of all kinds.

(*aa*) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence, and to avert or minimise financial disturbances which might affect the Company.

(*bb*) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(*cc*) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Hong Kong or elsewhere, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *(Deleted by Special Resolution dated 20/03/1986)*

6. (*a*) The authorised capital of the Company is HK$6,500,000,000 divided into 2,600,000,000 ordinary shares of HK$2.50 each with power to divide the ordinary shares in the capital for the time being into several classes and to attach thereto respectively any preferential deferred qualified or special rights privileges and conditions but so that where shares are issued with any preferential or special rights attached thereto such rights shall not (except where the terms of issue otherwise provided) be alterable otherwise than pursuant to the provisions contained in Articles 6 and 134 of the accompanying Articles of Association. *(Amended by respective Ordinary/Special Resolutions dated 25/06/1921, 30/01/1932, 22/03/1947, 16/03/1968, 21/03/1973, 29/03/1978, 26/03/1980, 27/03/1981, 24/03/1982, 20/03/1986, 30/03/1989, 26/03/1992, 22/03/1993, 31/03/1994, 27/03/1995, 02/04/1996, 08/04/1997 and 30/03/2000).*

The Memorandum and Articles of the Company shall be construed in accordance with the English text thereof and no Chinese translation thereof shall operate to vary or affect such construction.

WE the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
龐偉廷 227 Queen's Road Central, Merchant.	二百
LI TSE FONG, 81 Wing Lok Street, Merchant.	200
陳澄石 227 Queen's Road Central, Merchant.	二百
KAN TONG PO, 155 Queen's Road Central, Banker.	Two hundred
CHOW SHOUSON, by his Attorney, CHOW CHI NAM, 45C Robinson Road, Merchant.	Two hundred
簡英甫 105 Des Voeux Road Central, Merchant.	二百
LI KOON CHUN, 81 Wing Lok Street, Merchant.	Two hundred
黃耀初 3 Bonham Strand West, Merchant.	二百
莫晴江 Bonham Strand, Merchant.	二百
Total Shares taken	1,800

Dated the 14th day of November, 1918.

WITNESS to all the above Signatures:

HERBERT W. LOOKER,
Solicitor,
Hong Kong.

(This page is intentionally left blank.)

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

TABLE A

1. No regulations set out in any schedule to any Ordinance concerning companies shall apply as regulations or articles of the Company. *Table A not to apply*

INTERPRETATION

2. In these Articles unless the context otherwise requires: *Interpretation*

"these Articles" means these Articles of Association in their present form or as from time to time altered;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"Executive Director" means the Chief Executive and any other Director for the time being appointed to an office with the Company pursuant to Article 85(D);

"the holder" in relation to any shares means the Member whose name is entered in the Register as the holder of such shares;

"Listing Rules" means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

"Member" means a member of the Company;

"Office" means the registered office of the Company;

"the Ordinance" means the Companies Ordinance and every other Ordinance incorporated therewith, or any Ordinance or Ordinances substituted therefor; and in case of any such substitution the references in these presents to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance or Ordinances;

"paid up" means paid up or credited as paid up;

"Recognised Clearing House" means a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong);

"Register" means the Register of Members of the Company;

"Seal" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"Secretary" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary of the Company;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

references to writing shall include typewriting, printing, lithography, photography and other modes (including telex and facsimile transmission) of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Ordinance in force at the date when these Articles or any part thereof are adopted shall bear the same meaning in these Articles or such part (as the case may be) save that "company" shall where the context permits include any company or body incorporated in Hong Kong or elsewhere;

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

REGISTERED OFFICE

Registered office

3. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

SHARE RIGHTS

Issue of share

4A. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such

restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

4B. The Board may issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

Issue of subscription warrants

5. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Companies Ordinance (Chapter 32) or any other applicable ordinance, statute, act or law from time to time to acquire shares and warrants in the Company or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares and warrants in the Company and should the Company acquire its own shares or warrants neither the Company nor the Directors shall be required to select the shares or warrants to be acquired rateably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules, codes or regulations issued by the Stock Exchange, the Securities and Futures Commission or any other relevant regulatory authorities from time to time.

Company to finance purchase of its own shares and warrants

MODIFICATION OF RIGHTS

6. Subject to the Ordinance, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these Articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

How special rights of shares may be varied

7. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Creation or issue of further shares of same class

SHARES

Shares at disposal of Board

8. Subject to the provisions of the Ordinance and these Articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

Power to pay commission

9. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.

Exclusion of equities

10. Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

Certificates to be issued

11. Every person whose name is entered as a holder of any shares in the Register shall be entitled, without payment, to receive within 10 business days or such other period as specified by the Stock Exchange from time to time in the Listing Rules after allotment or lodgment of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

Replacement of certificates

12. If a share certificate is defaced worn out lost or destroyed it may, subject to the Ordinance, be replaced on payment of a fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) and on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and the reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, where it is defaced or worn out, after delivery of the old certificate to the Company.

Sealing of certificates

13. All forms of certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under a Seal which shall only be affixed with the authority of the Directors. The Board may also by resolution determine, either generally or in any particular case or cases, that any signatures on

any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

LIEN

Company's lien on shares

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether presently or not) in respect of such share. The Company's lien on a share shall extend to all dividends and distributions payable thereon. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Sale by Company of shares on which payment overdue

15. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

Application of proceeds of sale

16. The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the person who is the holder of the share immediately before the sale of such share. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

Board may make calls

17. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Instalments

18. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Liability of joint holders

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

Interest on overdue sums

20. If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

Amounts deemed to be due in respect of calls

21. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation between calls

22. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payments in advance of call

23. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance.

FORFEITURE OF SHARES

Board may forfeit

24. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Board may at any time serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

Notice of liability to forfeiture

25. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture shall include surrender.

Manner of forfeiture

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

27. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

28. A forefeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board may think fit.

Forfeited share to be property of Company

29. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Remaining liability for payment

30. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

Evidence of forfeiture

UNTRACEABLE SHAREHOLDERS

31. The Company may sell any shares in the Company if:

Sale in respect of untraceable shareholders

(*a*) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(*b*) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(*c*) the Company has caused an advertisement to be published in one leading English newspaper and one leading Chinese newspaper circulating in Hong Kong giving notice of its intention to sell such shares and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (*c*) above and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

TRANSFER OF SHARES

Manner of transfer

32. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

Execution of transfer

33. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. The machine imprinted signature on an instrument of transfer may be accepted by the Company for the purpose of such transfer subject to any terms which the Company may impose. All instruments of transfer, when registered, may be retained by the Company.

Board may refuse to register transfer of share not fully paid

34. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Further cases where Board may refuse to register

35. The Board may also decline to register any transfer unless:

(*a*) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(*b*) the instrument of transfer is in respect of only one class of share; and

(*c*) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

36. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

Fees

37A. A fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) may be charged by

the Company for registering any transfer, or other document relating to or affecting the title to any share, or for otherwise making any entry in the Register relating to any share.

37B. The Register may be closed during such time as the Board may think fit, not exceeding in the whole thirty days in each calendar year.

Closure of Register

TRANSMISSION OF SHARES

38. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Transmission on death of Member

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law may, subject as hereinafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

Rights to be registered of persons entitled by operation of law to shares

40. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or at any separate meeting of the holder of any class of shares in the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

Dividend and voting rights of such persons

INCREASE OF CAPITAL

41. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Company may increase capital

Company may direct that new shares be offered to existing Members

42. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or may make any other provisions as to issue of the new shares.

New shares to be subject to provisions of Articles

43. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATIONS OF CAPITAL

Company may alter capital

44. The Company may from time to time by ordinary resolution:

(*a*) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(*b*) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Ordinance) and so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may have any such preferred or other special rights over, or may have such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new shares;

(*c*) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

and may also by special resolution:

(*d*) subject to any confirmation or consent required by law, reduce its authorised and issued share capital or any capital redemption reserve or any share premium account in any manner.

Where any difficulty arises in regard to any consolidation and division under paragraph (*a*) of this Article, the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

GENERAL MEETINGS

Annual general meetings to be held

45. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Ordinance at such times and places as the Board shall appoint. Any general meeting of the

Company other than an annual general meeting shall be called an extraordinary general meeting.

46. The Board may, whenever it thinks fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Board may convene extraordinary general meeting

NOTICE OF GENERAL MEETINGS

47. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice and a meeting other than an annual general meeting or a meeting called for the passing of a special resolution shall be called by not less than fourteen days' notice. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Notice of meetings

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been duly called if it is so agreed:

(*a*) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(*b*) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

Accidental omission to give notice

PROCEEDINGS AT GENERAL MEETINGS

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

Special business

(*a*) the declaration and sanctioning of dividends;

(*b*) the consideration and adoption of the accounts and balance sheet and the

reports of the Directors and other documents required to be annexed to the accounts;

(*c*) the election of Directors in place of those retiring (by rotation or otherwise);

(*d*) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(*e*) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

Quorum

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, ten Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Dissolution or adjournment of inquorate meeting

51. If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days thereafter) and at such other time or place as the chairman of the meeting may determine and at such adjourned meeting one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Directors may speak at general meetings

52. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares in the Company.

Chairman of meeting

53. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

Chairman's right to adjourn

54. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

55. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

No notice of adjournment

VOTING

56. Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held, on a show of hands every Member who is present in person at a general meeting of the Company shall have one vote, and on a poll every Member who is present in person or by proxy shall have one vote for each share of which he is the holder.

Voting rights at general meetings

57. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

Show of hands and right to demand poll

(*a*) the chairman of the meeting; or

(*b*) at least five Members present in person or by proxy and entitled to vote; or

(*c*) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(*d*) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

58. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who need not be Members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Method of poll

59. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Time of poll

60. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been

Continuance of meeting where poll demanded

demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

Manner of voting on polls

61. On a poll votes may be given either personally or by proxy.

Votes on polls

62. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

Equality of votes

63. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote.

Votes of joint holders

64. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

Votes of incapable Members

65. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which a valid instrument of proxy could be so delivered.

No vote in respect of partly-paid share

66. No Member shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Vitiation by error

67. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXY AND CORPORATE REPRESENTATIVE

Execution of proxy

68A. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

68B. Subject to Article 68C, any corporation which is a Member of the Company may in accordance with the Ordinance authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

Corporate representative

68C. If a Member (or warrantholder) is, or is a nominee of, a Recognised Clearing House, it may authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or any meeting of any class of Members (or warrantholders' meeting) provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares (or warrants) in respect of which each such person is so authorised. Each person so authorised will be entitled to exercise the same power on behalf of the Recognised Clearing House or its nominee as that clearing house or its nominee could exercise if it were an individual Member (or warrantholder) of the Company.

Recognised Clearing House

69. A proxy need not be a Member.

Proxy need not be Member

70. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such other place in Hong Kong as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Delivery of proxy

71. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with any posted or delivered notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Form of proxy

72. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of such determination was received by the Company at the Office (or such other place in Hong Kong as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) one hour at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Authority of proxy

NUMBER OF DIRECTORS

Number of Directors

73. Unless and until otherwise determined by ordinary resolution of the Company, the Directors shall be not less than five in number.

APPOINTMENT AND REMOVAL OF DIRECTORS

Company may appoint Directors

74. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles.

Board may appoint Directors

75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

Removal of Director by Company

76. The Company may by special resolution remove any Director before the expiration of his period of office and may (subject to these Articles) by special resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

Eligibility for election as Director at general meeting

77. No person other than a Director retiring at the meeting shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than twenty-eight clear days before the day appointed for the meeting, there has been given to the Secretary notice in writing by a Member (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

DISQUALIFICATION OF DIRECTORS

Disqualification of Directors

78. Without prejudice to the provisions for retirement by rotation hereinafter contained, the office of a Director shall be vacated in any of the events following, namely:

(*a*) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors and all of the other Directors are not less than seven in number;

(*b*) if (not being an Executive Director whose contract precludes

resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(*c*) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(*d*) if, without leave, he is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(*e*) if he becomes bankrupt or compounds with his creditors;

(*f*) if he is prohibited by law from being a Director;

(*g*) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

79. No shareholding qualification for Directors shall be required.

No shareholding qualification

ROTATION OF DIRECTORS

80. At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting.

Retirement of Directors at annual general meeting

81. The Directors to retire on each occasion shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the annual general meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting.

Selection of Directors to retire

82. A retiring Director shall be eligible for re-election.

Eligibility for re-election

83. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

Deemed re-election

84. *(Deleted by Special Resolution dated 25/03/2003)*

CHIEF EXECUTIVE AND DIRECTORS

Power of Board to appoint Directors to executive offices

85. (A) The Board may from time to time appoint one or more of its body to be Chief Executive(s) of the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

(B) Subject to any express directions of the Board, the Chief Executive(s) shall have the authority for implementing the policies of the Company as determined by the Board and shall have the general supervision of its operations.

(C) In addition to the foregoing, the Board may entrust to and confer upon the Chief Executive(s) any other powers exercisable by it upon such terms and conditions and with such restrictions as it may think fit, and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of such revocation shall be affected thereby.

(D) In addition to the foregoing, the Board may from time to time appoint one or more of its body to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

Remuneration of Executive Directors

86. The Chief Executive(s) and any other Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

REMUNERATION AND EXPENSES

Directors' fees

87. Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board.

Expenses of Directors

88. Each Executive Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as an Executive Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTORS' INTERESTS

89. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

Directors' interests

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and shall not be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that *(a)* he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or *(b)* he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for giving to such Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the Director has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to Members or debenture holders of the Company or any class thereof or to the public or any section thereof, or to underwrite any shares, debentures or other securities of the Company;

(iv) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract or arrangement concerning any other company (not being a company in which the Director (together with any of his associates, as defined in the Listing Rules) owns 5 per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any proposal concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(vii) any arrangement for the benefit of employees of the Company or of any of its subsidiaries under which the Director benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom such arrangement relates.

(I) A company shall be deemed to be a company in which a Director (together with any of his associates, as defined in the Listing Rules) owns 5 per cent. or more if and so long as (but only if and so long as) he (together with any of his associates, as defined in the Listing Rules) is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director (together with any of his associates, as defined in the Listing Rules) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(L) The Company may by resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

POWERS AND DUTIES OF THE BOARD

Board to manage business of Company

90. The business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Ordinance or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Ordinance and of these Articles and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in

general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

Board's power to borrow

91. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Ordinance, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Board may make provision for employees or ex-employees

92. The Board may by resolution exercise any power conferred by the Ordinance to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

Board may establish agencies

93. The Board may establish any boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such boards, may appoint any managers or agents (and in particular, but without limitation, may appoint any company, firm or person to be the Company's investment manager), and may in each case fix their remuneration. The Board may delegate to any such board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate, and may authorise the members of any such board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

Board may appoint attorneys

94. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Powers of Company with respect to official seals

95. The Company may exercise all the powers conferred by the Ordinance with regard to having official seals, and such powers shall be vested in the Board.

Overseas registers

96. Subject to the provisions of the Ordinance, the Company may keep an overseas or local or other register in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

Execution of cheques etc.

97. All cheque, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys

paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Board to keep minutes

98. The Board shall cause minutes or records to be made in books provided for the purposes:

(*a*) of the names of the Directors present at each meeting of the Board or committee of the Board; and

(*b*) of all resolutions and proceedings at all meetings of the Company and of the holders of any class of shares in the Company and of the Board and of any committee of the Board.

Board may grant pensions

99. The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any Director or former Director or the relations, connections or dependants of any Director or former Director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a Director or former Director who has not been an Executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of a Director or former Director without the approval of an ordinary resolution of the Company. A Director or former Director shall not be accountable to the Company or the Members for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

PROCEEDINGS OF THE BOARD

Meetings of Board and voting

100. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

Notice of Board meetings

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Quorum at Board meetings

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

Continuing Directors to act

103. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

Chairman of Board meetings

104. The Board may elect a Chairman and one or more Deputy Chairmen of its meetings and determine the period for which they are respectively to hold such office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Competence of Board meetings

105. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Power to delegate to committees

106. The Board may delegate any of its powers, authorities and discretions to any committee, consisting of such Directors of the Company and such other persons as it thinks fit. The Board may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

Proceedings of committees

107. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

Resolution in writing

108. A resolution in writing signed by all the Directors or by all the members of a committee for the time being entitled to receive notice of a meeting of the Board or, as the case may be, of such committee (provided that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. A copy of a resolution signed and sent by a

Director by telex or cable or facsimile shall be deemed to be a document signed by him for the purposes of this Article.

Provided that this Article shall not apply in relation to any contract or arrangement (not being one of the types specified in Article 89(H)) in which a Director or Directors are interested, unless the number of Directors signing the resolution who are not interested in the contract or arrangement would have constituted a quorum of Directors if a meeting had been held for the purpose of considering the contract or arrangement.

Validity of acts

109. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

SECRETARY

Board to appoint Secretary

110. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

Dual function regulated

111. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

Use of seals

112. The Board shall provide for the custody of every Seal. A Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which the common seal is affixed shall be signed by two Directors or by a Director and the Secretary (or some other person appointed by the Board) or by two other persons appointed by the Board. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

DIVIDENDS AND OTHER PAYMENTS

Company may declare dividends

113. Subject to the Ordinance and as hereinafter set out, the Company in general meeting may from time to time declare dividends to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. Surpluses arising from the revaluation of investments shall not be available for dividend.

Apportionment of dividends

114. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(*a*) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(*b*) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Board may pay interim dividends

115. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Deduction in respect of calls

116. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

Dividends not to bear interest

117. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Option between cash and shares on dividends

118. (A) In respect of any dividend proposed to be paid or declared by the Board or by the Company in general meeting, the Board may propose and announce prior to or contemporaneously with the payment or declaration of such dividend:

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up provided that Members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including any share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participation:

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonus or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board

of its proposal to apply the provisions of sub-paragraph (i) and (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of the Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled or are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into, on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

Manner of payment of dividends

119. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Cease to send dividends

120A.The Company may in its absolute discretion cease to send dividend cheques or dividend warrants to any holders of shares where any dividend cheque or dividend warrant, having been posted in the manner specified in these Articles:

(i) is returned to the Company undelivered; or

(ii) has been left uncashed on two consecutive occasions;

Any future entitlement to dividends of the person or persons concerned shall be treated as an unclaimed dividend and dealt with in accordance with the provisions of these Articles.

Unclaimed dividends

120B.Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Scrip dividends

121. Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such

dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value of distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

Board may set aside reserves

122. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

Capitalisation issues

123. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

Board to settle fractional entitlements

124. Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving

effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

Board may fix record date

125. Notwithstanding any other provision of these Articles the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

Board to cause accounts to be kept

126. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

Where accounts to be kept

127. The accounting records shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Member (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

Distribution of accounts

128. (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

AUDIT

129. Auditors shall be appointed and their duties regulated in accordance with the Ordinance.

Auditors to be appointed

SERVICE OF NOTICES AND OTHER DOCUMENTS

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

Service by post or advertisement

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

Time of service

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document

was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

Manner of service

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

Sufficient service

132. Any notice or other document served on or delivered to any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless before the day of posting (or if it is not sent by post before the day of service or delivery) of the notice or document, his name has been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy various documents

133. The Company may destroy:

(*a*) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(*b*) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification was recorded by the Company;

(*c*) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(*d*) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (d) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

WINDING UP

Distribution in specie on liquidation

134. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with

the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity

135. Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

INDEX

PROCEEDINGS OF THE BOARD

SECRETARY

SEALS

DIVIDENDS AND OTHER PAYMENTS

RESERVES

CAPITALISATION OF PROFITS

RECORD DATES

ACCOUNTING RECORDS

AUDIT



Companies Registry
公司註冊處

03 AUG 29 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

04	04	2003	To 至	22	04	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$87,500.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$335,650.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ HK$3,627,178,600.00
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-35,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$335,650.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-35,000-		
	Total Shares Allotted by Class 各類股份分配總額	-35,000-		

Signed 簽名 : 

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : - 6 MAY 2003

~~Director 董事~~／Secretary 秘書 *



Companies Registry
公 司 註 冊 處

03 AUG 29 AM 7:21

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
12	05	2003	To 至	30	05	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$545,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$2,090,620.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配） $ HK$3,627,723,600.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-218,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$2,090,620.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-218,000-		
	Total Shares Allotted by Class 各類股份分配總額	-218,000-		

Signed 簽名 :



(Name 姓名) : (Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : - 9 JUN 2003

*Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
02	06	2003	To 至	30	06	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$1,952,500.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$7,489,790.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,629,676,100.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-781,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$7,489,790.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-781,000-		
	Total Shares Allotted by Class 各類股份分配總額	-781,000-		

Signed 簽名 : 

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : - 7 JUL 2003

~~Director 董事~~／Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者

BEA 東亞銀行

Our Ref. SHR/03/57

7th July, 2003

Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

By Fax 2537 9351 &
By Hand

Attn: Ms. Anne Chapman

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Friday, 1st August, 2003 for the purpose of announcing the interim results and declaring an interim dividend for the year ending 31st December, 2003.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED



Chan Kay-cheung
Executive Director

KCC/MH/TT/371

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017



BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

03 AUG 29 AM 7:21

INTERIM REPORT 2003

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[1] of the Bank and its subsidiaries (the "Group") for the six months ended 30th June, 2003. This interim financial report, which has been reviewed by the Bank's Audit Committee, is prepared on a basis consistent with the accounting policies and methods adopted in the 2002 annual accounts except for the accounting policy change made thereafter in adopting a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants[2].

A. Consolidated Profit and Loss Account

	6 months ended 30/6/2003	6 months ended 30/6/2002 Restated	6 months ended 31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Interest income	2,946,979	3,189,693	3,189,860
Interest expense	(1,169,966)	(1,370,885)	(1,356,392)
Net interest income	1,777,013	1,818,808	1,833,468
Non-interest income	950,745	823,445	758,843
Operating income	2,727,758	2,642,253	2,592,311
Operating expenses	(1,326,311)	(1,374,082)	(1,346,779)
Operating profit before provisions	1,401,447	1,268,171	1,245,532
Charge for bad and doubtful debts	(291,211)	(321,224)	(489,715)
Operating profit after provisions	1,110,236	946,947	755,817
Net (loss)/profit on disposal of fixed assets	(6,287)	3,097	(34,264)
Revaluation deficit on investment properties	(19,515)	—	(92,257)
Impairment loss on bank premises	(80,041)	—	—
Net profit/(loss) on disposal of held-to-maturity debt securities, investment securities and associates	—	1,482	(1,026)
Written back/(Provision) on held-to-maturity debt securities, investment securities and associates	2,098	(2,592)	(36,989)
Share of profits less losses of associates	22,695	7,525	25,131
Profit for the period before taxation	1,029,186	956,459	616,412
Taxation[3]			
— Hong Kong	(165,722)	(137,408)	77,009
— Overseas	(18,532)	(19,308)	(28,594)
— Deferred	(40,571)	(29,387)	(129,966)
— Associates	(167)	2,141	(11,501)
Profit for the period after taxation	804,194	772,497	523,360
Minority interests	(11,692)	(18,566)	(7,505)
Profit attributable to shareholders	792,502	753,931	515,855
Profit for the Bank	772,964	649,604	358,370
Proposed dividends	333,930	302,343	506,221

	6 months ended 30/6/2003	6 months ended 30/6/2002 Restated	6 months ended 31/12/2002 Restated
Per share			
— basic earnings[4]	HK$0.55	HK$0.52	HK$0.36
— diluted earnings[4]	HK$0.55	HK$0.52	HK$0.36
— cash earnings[4]	HK$0.59	HK$0.57	HK$0.41
— dividend	HK$0.23	HK$0.21	HK$0.35

B. Consolidated Balance Sheet

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and short-term funds	36,616,791	36,117,022	34,937,640
Placements with banks and other financial institutions maturing between one and twelve months	17,779,931	11,445,285	11,670,652
Trade bills less provisions	677,583	555,903	671,763
Certificates of deposit held	3,036,466	2,349,716	2,370,751
Other investments in securities	11,338,395	6,367,691	13,255,164
Advances and other accounts less provisions	108,241,489	113,055,804	111,901,237
Held-to-maturity debt securities	4,054,475	2,612,129	3,125,686
Investment securities	291,229	265,895	253,428
Investments in associates	661,516	614,773	639,500
Goodwill	2,347,937	2,242,135	2,181,433
Fixed assets	4,277,260	4,786,954	4,407,057
Total Assets	189,323,072	180,413,307	185,414,311
LIABILITIES			
Deposits and balances of banks and other financial institutions	7,192,423	6,141,593	5,754,837
Deposits from customers	147,145,610	137,780,248	141,661,889
— Demand deposits and current accounts	8,258,225	7,253,611	7,044,517
— Saving deposits	31,808,299	25,966,657	27,769,116
— Time, call and notice deposits	107,079,086	104,559,980	106,848,256
Certificates of deposit issued	6,411,922	9,061,744	10,157,757
Convertible bonds issued	119,621	316,992	119,637
Tax and deferred tax liabilities	870,723	800,818	833,893
Other accounts and provisions	4,210,852	3,412,229	3,778,844
Total Liabilities	165,951,151	157,513,624	162,306,857
CAPITAL RESOURCES			
Loan capital	4,277,803	4,274,617	4,276,227
Minority interests	(76,759)	35,094	44,708
Share capital	3,629,676	3,599,326	3,615,863
Reserves	15,541,201	14,990,646	15,170,656
Shareholders' Funds	19,170,877	18,589,972	18,786,519
Total Capital Resources	23,371,921	22,899,683	23,107,454
Total Capital Resources and Liabilities	189,323,072	180,413,307	185,414,311

C. Consolidated Summary Statement of Changes in Equity

	6 months ended 30/6/2003	6 months ended 30/6/2002 Restated
	HK$'000	HK$'000
Balance as at 1st January		
— As previously reported	18,875,039	18,247,501
— Arising from adoption of SSAP 12		
— Amortisation of restated goodwill	(51,449)	(44,174)
— Recognition of net deferred tax liabilities	(37,071)	(32,346)
— As restated	18,786,519	18,170,981
Recognition of net deferred tax liabilities	(15,575)	—
Release of net deferred tax liabilities	—	2,149
Net profit for the period	792,502	
— As previously reported		786,597
— Arising from adoption of SSAP 12		
— Amortisation of restated goodwill		(3,637)
— Recognition of net deferred tax liabilities		(29,029)
— As restated		753,931
Issue of share capital	76,785	95,086
Capital fee	—	(10)
Dividends	(506,232)	(473,198)
Exchange and other adjustments	36,878	41,033
Balance as at 30th June	19,170,877	18,589,972

D. Consolidated Cash Flow Statement

	6 months ended 30/6/2003	6 months ended 30/6/2002
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Cash generated from/(used in) operations	6,173,072	(2,964,074)
Hong Kong profits tax paid	(5,217)	(10,480)
Overseas profits tax paid	(24,413)	(13,661)
Interest paid on loan capital, certificates of deposit and bonds issued	(250,539)	(340,113)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	5,892,903	(3,328,328)
INVESTING ACTIVITIES		
Dividends received from associates	17,288	29,227
Dividends received from equity securities	17,009	11,868
Purchase of equity securities	(67,996)	(1,918)
Proceeds from sale of equity securities	11,374	1,006
Purchase of fixed assets	(108,048)	(82,184)
Proceeds from disposal of fixed assets	44,115	17,611
Proceeds from disposal of associates	—	130
Purchase of subsidiary	(365,648)	(319,823)
NET CASH USED IN INVESTING ACTIVITIES	(451,906)	(344,083)

	6 months ended 30/6/2003	6 months ended 30/6/2002
	HK$'000	HK$'000
FINANCING ACTIVITIES		
Ordinary dividends paid	(434,990)	(390,079)
Issue of ordinary share capital	5,543	11,957
Issue of certificates of deposit	2,670,441	7,961,693
Redemption of certificates of deposit and convertible bonds	(6,371,760)	(7,487,596)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES	(4,130,766)	95,975
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,310,231	(3,576,436)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	36,325,022	42,841,676
CASH AND CASH EQUIVALENTS AT 30TH JUNE	37,635,253	39,265,240

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2002 but is derived from those accounts, nor for the period ended 30th June, 2003. The statutory accounts for the year ended 31st December, 2002 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 11th February, 2003.

(2) (a) In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st January, 2003, in order to comply with SSAP 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax.

(b) As a result of the adoption of the revised SSAP 12, the opening balance of retained earnings brought forward as at 1st January, 2002 and 2003 have been increased by HK$98,620,000 and HK$80,523,000 respectively. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December, 2002 by HK$77,029,000 and HK$259,600,000 respectively. The profit and amount charged to equity for the year ended 31st December, 2002 have been reduced by HK$18,592,000 and HK$69,928,000 respectively.

(3) (a) The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the six months ended 30th June, 2003. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) Deferred taxation is calculated in full on temporary differences under the liability method using the appropriate current rates of taxation ruling in countries in which they operate.

(4) (a) The calculation of basic earnings per share is based on earnings of HK$792,502,000 (six months ended 30th June, 2002 restated: HK$753,931,000) and on the weighted average of 1,448,907,082 (six months ended 30th June, 2002: 1,436,817,178) ordinary shares outstanding during the six months ended 30th June, 2003.

(b) The calculation of diluted earnings per share is based on earnings of HK$793,473,000 (six months ended 30th June, 2002 restated: HK$756,567,000) and on 1,454,161,148 (six months ended 30th June, 2002: 1,450,294,299) ordinary shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2003, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on earnings of HK$860,837,000 (six months ended 30th June, 2002 restated: HK$816,390,000) adjusted for goodwill amortised of HK$68,335,000 (six months ended 30th June, 2002 restated: HK$62,459,000) and on the weighted average of 1,448,907,082 (six months ended 30th June, 2002: 1,436,817,178) ordinary shares outstanding during the six months ended 30th June, 2003. This supplementary information is considered a useful additional indication of performance.

(5) Comparative figures for 2002 are restated to conform with the current year's presentation. The restatements for the consolidated profit and loss account, consolidated balance sheet, capital adequacy ratio and capital base are due to the accounting policy change made in 2003 following the revision of SSAP 12.

(6) The cash rebates for mortgage loans, which were previously classified under operating expenses, were netted off against interest income from 2003. Prior period figures are restated to conform with the current year's presentation.

E. Fees and Commission Income

Included in non-interest income is net fees and commission income with separate disclosure of gross income and expenses as follows:

	6 months ended 30/6/2003	6 months ended 30/6/2002	6 months ended 31/12/2002
	HK$'000	HK$'000	HK$'000
Fees and commission income	580,473	581,698	551,597
Less: Fees and commission expenses	(2,759)	(2,349)	(3,079)
Total net fees and commission income	577,714	579,349	548,518

F. Operating Expenses

	6 months ended 30/6/2003	6 months ended 30/6/2002	6 months ended 31/12/2002
	HK$'000	HK$'000	HK$'000
Pension contributions	47,009	43,372	45,159
Salary and other staff costs	618,649	615,635	587,129
Total staff costs	665,658	659,007	632,288
Premises and equipment expenses excluding depreciation:			
— Rental of premises	72,639	71,539	70,978
— Maintenance, repairs and others	87,936	111,854	93,435
Total premises and equipment expenses excluding depreciation	160,575	183,393	164,413
Depreciation on fixed assets	112,307	113,059	113,164
Amortisation of goodwill	68,335	62,459	62,552
Impairment of goodwill	—	—	13,350
Other operating expenses			
— Rebates	28,409	32,799	27,855
— Card related expenses	65,490	71,426	75,948
— Communications, stationery and printing	67,586	71,255	73,464
— Advertisement, business promotions and business trips	42,341	43,599	64,909
— Legal and professional fee	37,550	41,866	39,529
— Stamp duty and PRC* business taxes	12,438	15,902	14,723
— Administration expenses of secretarial business	2,895	13,630	14,209
— Debt securities issue expenses	6,146	9,827	6,452
— Brokerage and search fees	6,741	7,228	7,239
— Donation	1,347	1,467	541
— Others	48,493	47,165	36,143
Total other operating expenses	319,436	356,164	361,012
Total operating expenses	1,326,311	1,374,082	1,346,779

* PRC denotes the People's Republic of China.

G. Advances and Other Assets

1. *Advances and Other Accounts less Provisions*

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Advances to customers	104,942,980	111,300,894	108,408,574
Advances to banks and other financial institutions	1,189,877	870,498	1,088,562
Accrued interest and other accounts	3,777,880	2,840,808	4,164,071
	109,910,737	115,012,200	113,661,207
Less: Provisions for bad and doubtful debts			
— Specific	407,495	541,730	426,713
— General	1,261,753	1,414,666	1,333,257
	108,241,489	113,055,804	111,901,237

2. *Advances to Customers — by Industry Sectors*

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	4,952,113	4,811,884	4,847,778
— Property investment	11,923,707	11,694,120	11,744,929
— Financial concerns	1,908,668	2,251,498	2,223,813
— Stockbrokers	130,572	96,659	104,602
— Wholesale and retail trade	1,955,738	2,115,181	2,107,598
— Manufacturing	1,363,476	1,393,245	1,459,648
— Transport and transport equipment	4,330,293	4,509,199	4,511,617
— Others	6,296,263	7,825,680	6,907,826
— Sub-total	32,860,830	34,697,466	33,907,811
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,047,159	2,386,447	2,207,192
— Loans for the purchase of other residential properties	36,716,304	43,263,844	39,930,918
— Credit card advances	1,384,054	1,945,047	1,692,322
— Others	3,204,082	3,686,556	3,333,374
— Sub-total	43,351,599	51,281,894	47,163,806
Total loans for use in Hong Kong	76,212,429	85,979,360	81,071,617
Trade finance	3,166,708	3,145,345	3,272,588
Loans for use outside Hong Kong	25,563,843	22,176,189	24,064,369
Total advances to customers	104,942,980	111,300,894	108,408,574

3. ***Advances to Customers — by Geographical Areas***

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2003		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	84,694,817	1,911,321	1,178,335
People's Republic of China	4,593,239	745,156	748,877
Other Asian Countries	4,990,938	159,451	176,111
Others	10,663,986	66,350	66,886
Total	104,942,980	2,882,278	2,170,209

	30/6/2002		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	93,029,972	2,340,156	2,485,244
People's Republic of China	3,638,106	531,707	644,173
Other Asian Countries	4,366,586	128,218	121,248
Others	10,266,230	206,982	1,869
Total	111,300,894	3,207,063	3,252,534

	31/12/2002		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	89,449,624	2,041,748	1,234,390
People's Republic of China	4,132,169	769,605	859,330
Other Asian Countries	5,024,629	171,560	145,336
Others	9,802,152	125,088	38,807
Total	108,408,574	3,108,001	2,277,863

4. ***Cross-border Claims***

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2003			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	5,414,255	529,127	3,753,810	9,697,192
Asian countries, excluding People's Republic of China	13,200,385	976,714	6,089,785	20,266,884
North America	4,986,105	963,601	4,868,598	10,818,304
Western Europe	32,469,016	105,683	1,213,058	33,787,757

	30/6/2002			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	3,350,950	445,369	3,339,957	7,136,276
Asian countries, excluding People's Republic of China	13,485,849	1,004,322	5,050,055	19,540,226
North America	4,811,261	82,129	3,876,815	8,770,205
Western Europe	23,755,103	10,176	598,242	24,363,521

	31/12/2002			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	6,022,429	560,217	3,051,859	9,634,505
Asian countries, excluding People's Republic of China	10,942,142	1,107,992	5,933,867	17,984,001
North America	4,375,369	3,597,083	4,234,618	12,207,070
Western Europe	25,357,970	167,455	858,420	26,383,845

5. ***Overdue, Rescheduled and Repossessed Assets***

(a) *Overdue and Rescheduled Advances*

	30/6/2003		30/6/2002		31/12/2002	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
— 6 months or less but over 3 months	489,949	0.5	662,286	0.6	642,305	0.6
— 1 year or less but over 6 months	550,957	0.5	690,284	0.6	391,029	0.4
— Over 1 year	1,129,303	1.1	1,899,964	1.7	1,244,529	1.1
	2,170,209	2.1	3,252,534	2.9	2,277,863	2.1
Rescheduled advances to customers	655,882	0.6	181,766	0.2	624,138	0.6
Total overdue and rescheduled advances	2,826,091	2.7	3,434,300	3.1	2,902,001	2.7
Secured overdue advances	2,037,119	2.0	2,710,028	2.4	2,189,786	2.0
Unsecured overdue advances	133,090	0.1	542,506	0.5	88,077	0.1
Market value of securities held against the secured overdue advances	3,058,217		4,080,946		3,462,986	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2003, 30th June, 2002 and 31st December, 2002, nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) *Non-performing Advances to Customers*

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	30/6/2003		30/6/2002		31/12/2002	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Gross advances to customers	2,882,278	2.75	3,207,063	2.88	3,108,001	2.87
Specific provisions	260,401		416,901		279,713	
Suspended interest	560,325		598,978		559,576	

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 30th June, 2003, 30th June, 2002 and 31st December, 2002, nor were there any specific provisions made for them on these three dates.

(c) *Reconciliation*

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Overdue advances *(Note 1)*	2,170,209	3,252,534	2,277,863
Rescheduled advances *(Note 2)*	655,882	181,766	624,138
Total overdue and rescheduled advances	2,826,091	3,434,300	2,902,001
Less: Overdue advances on which interest is still being accrued	(280,964)	(387,336)	(242,684)
Less: Rescheduled advances on which interest is still being accrued	(23,740)	(83,074)	(57,247)
Add: Non-performing loans which are not overdue or rescheduled	360,891	243,173	505,931
Total non-performing loans	2,882,278	3,207,063	3,108,001

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue and Rescheduled Assets*

	30/06/2003	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	3,112	29,701
— 1 year or less but over 6 months	2,594	1,165
— Over 1 year	1,342	6,999
	7,048	37,865
Rescheduled assets	—	—
Total other overdue and rescheduled assets	7,048	37,865

	30/06/2002	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	8,523	5,068
— 1 year or less but over 6 months	2,362	1,772
— Over 1 year	1,978	6,449
	12,863	13,289
Rescheduled assets	—	—
Total other overdue and rescheduled assets	12,863	13,289

	31/12/2002	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	4,029	1,275
— 1 year or less but over 6 months	1,096	9,850
— Over 1 year	1,202	6,486
	6,327	17,611
Rescheduled assets	—	—
Total other overdue and rescheduled assets	6,327	17,611

* Other assets refer to trade bills and receivables.

(e) *Repossessed Assets*

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Repossessed properties	226,748	481,156	390,499
Repossessed vehicles	6,645	6,090	4,990
Total repossessed assets	233,393	487,246	395,489

The amount represents the estimated market value of the repossessed assets as at 30th June, 2003, 30th June, 2002 and 31st December, 2002.

H. Segment Reporting

Segment information is presented in respect of the Group's business segments.

Personal banking business includes branch operations, personal Internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of Internet security trading services, and asset management.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2003							
	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	976,928	557,757	274,915	21	13,919	(46,527)	—	1,777,013
Other operating income from external customers	237,940	125,062	308,707	181,356	61,321	36,359	—	950,745
Inter-segment income	—	—	—	—	—	68,055	(68,055)	—
Total operating income	1,214,868	682,819	583,622	181,377	75,240	57,887	(68,055)	2,727,758
Operating profit/(loss) before provisions	680,684	437,776	450,894	52,408	4,595	(224,910)	—	1,401,447
Charge for bad and doubtful debts	(124,651)	(75,741)	(69,667)	(4,924)	(5,515)	(10,713)	—	(291,211)
Operating profit/(loss) after provisions	556,033	362,035	381,227	47,484	(920)	(235,623)	—	1,110,236
Inter-segment transactions	56,380	4,746	4,091	—	—	(65,217)	—	—
Contribution from operations	612,413	366,781	385,318	47,484	(920)	(300,840)	—	1,110,236
Write-back of/(increase in) impairment loss for the period	—	(2,223)	—	—	5,557	971	—	4,305
Share of profits less losses of associates	(2,537)	13,561	(10,701)	—	23,421	(1,049)	—	22,695
Other income and expenses	—	—	(2,207)	—	—	(105,843)	—	(108,050)
Profit/(loss) before taxation	609,876	378,119	372,410	47,484	28,058	(406,761)	—	1,029,186
Taxation	—	—	—	—	—	(224,992)	—	(224,992)
Minority interests	—	—	—	(11,827)	135	—	—	(11,692)
Profit/(loss) attributable to shareholders	609,876	378,119	372,410	35,657	28,193	(631,753)	—	792,502
Depreciation for the period	(42,038)	(18,685)	(8,174)	(3,540)	(4,327)	(35,543)	—	(112,307)
Amortisation of goodwill	(16,887)	(13,216)	(21,040)	(16,722)	(470)	—	—	(68,335)

	6 months ended 30/6/2002 Restated							
	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,215,125	361,565	253,171	16	10,949	(22,018)	—	1,818,808
Other operating income from external customers	303,122	101,967	152,557	154,921	114,353	(3,475)	—	823,445
Inter-segment income	8,311	30,672	97	—	—	74,267	(113,347)	—
Total operating income	1,526,558	494,204	405,825	154,937	125,302	48,774	(113,347)	2,642,253
Operating profit/(loss) before provisions	807,179	279,889	236,131	63,363	34,899	(153,290)	—	1,268,171
Charge for bad and doubtful debts	(305,630)	(2,622)	(143)	(1,061)	(1,594)	(10,174)	—	(321,224)
Operating profit/(loss) after provisions	501,549	277,267	235,988	62,302	33,305	(163,464)	—	946,947
Inter-segment transactions	95,198	(26,455)	3,434	—	—	(72,177)	—	—
Contribution from operations	596,747	250,812	239,422	62,302	33,305	(235,641)	—	946,947
Write-back of/(increase in) impairment loss for the period	—	7,161	451	—	1,416	(3,985)	—	5,043
Share of profits less losses of associates	206	15,199	(6,522)	—	(1,063)	(295)	—	7,525
Other income and expenses	—	—	(6,154)	—	—	3,098	—	(3,056)
Profit/(loss) before taxation	596,953	273,172	227,197	62,302	33,658	(236,823)	—	956,459
Taxation	—	—	—	—	—	(183,962)	—	(183,962)
Minority interests	—	—	—	(18,566)	—	—	—	(18,566)
Profit/(loss) attributable to shareholders	596,953	273,172	227,197	43,736	33,658	(420,785)	—	753,931
Depreciation for the period	(49,421)	(14,271)	(5,585)	(1,895)	(6,463)	(35,424)	—	(113,059)
Amortisation of goodwill	(19,059)	(14,349)	(17,735)	(10,846)	(470)	—	—	(62,459)

I. Deferred Tax Assets and Liabilities Recognised

The components of deferred tax assets and liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing transactions	Revaluation of properties	Provisions	Unrealised gains on FX contracts/ unearned discount	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2003	256,709	436,636	169,043	(164,620)	23,973	(92,386)	3,974	633,329
Write off against investment	—	(166,824)	—	—	—	—	—	(166,824)
Charged/(credited) to consolidated profit and loss account	29,793	(77)	—	(377)	8,169	2,148	915	40,571
Charged to reserves	—	—	15,575	—	—	—	—	15,575
Exchange and other adjustments	—	—	—	—	—	269	—	269
At 30th June, 2003	286,502	269,735	184,618	(164,997)	32,142	(89,969)	4,889	522,920
At 1st January, 2002	266,213	329,106	175,141	(168,452)	18,267	(83,684)	3,090	539,681
Additions through acquisition of subsidiaries	400	—	—	—	—	—	—	400
Write off against investment	—	(51,313)	—	—	—	—	—	(51,313)
Charged/(credited) to consolidated profit and loss account	26,680	1,263	—	4,744	(8,392)	4,457	635	29,387
Credited to reserves	—	—	(1,655)	—	—	—	—	(1,655)
Exchange and other adjustments	—	—	—	—	—	(7,536)	—	(7,536)
At 30th June, 2002	293,293	279,056	173,486	(163,708)	9,875	(86,763)	3,725	508,964

	30/6/2003	30/6/2002
	HK$'000	HK$'000
Net deferred tax assets recognised on the consolidated balance sheet	(67,809)	(80,837)
Net deferred tax liabilities recognised on the consolidated balance sheet	590,729	589,801
	522,920	508,964

J. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,159,808	4,019,560	4,125,735
— Transaction-related contingencies	514,149	619,353	519,227
— Trade-related contingencies	2,358,338	2,735,211	2,152,000
— Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	20,682,040	21,317,430	20,615,082
1 year and over	7,633,186	7,269,070	8,416,217
— Others	57,594	—	—
Total	35,405,115	35,960,624	35,828,261
— Aggregate credit risk weighted amount	8,171,875	8,084,833	8,559,065
Notional amounts of derivatives			
— Exchange rate contracts	23,714,955	26,760,833	21,062,568
— Interest rate contracts	12,926,891	8,361,158	11,347,330
— Equity contracts	586,888	231,648	372,262
Total	37,228,734	35,353,639	32,782,160
— Aggregate credit risk weighted amount	326,358	182,712	218,951
— Aggregate replacement costs	932,254	216,380	425,196

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

K. Currency Concentrations

1. The net positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net position in all foreign currencies.

	30/6/2003 HK$ Million				
	USD	CAD	GBP	Others	Total
Spot assets	43,998	5,112	3,714	18,238	71,062
Spot liabilities	(42,663)	(5,146)	(6,199)	(20,755)	(74,763)
Forward purchases	12,703	657	2,953	7,493	23,806
Forward sales	(13,109)	(524)	(589)	(4,958)	(19,180)
Net long/(short) position	929	99	(121)	18	925

	30/6/2002 HK$ Million				
	USD	CAD	GBP*	Others	Total
Spot assets	45,173	3,339	5,649	16,601	70,762
Spot liabilities	(47,853)	(4,024)	(5,850)	(16,932)	(74,659)
Forward purchases	16,406	973	903	6,039	24,321
Forward sales	(13,014)	(162)	(699)	(5,701)	(19,576)
Net long position	712	126	3	7	848

	31/12/2002 HK$ Million				
	USD	CAD	GBP	Others	Total
Spot assets	50,001	4,049	4,838	17,278	76,166
Spot liabilities	(48,381)	(4,425)	(6,161)	(19,821)	(78,788)
Forward purchases	11,731	805	1,434	6,466	20,436
Forward sales	(12,830)	(311)	(236)	(3,858)	(17,235)
Net long/(short) position	521	118	(125)	65	579

* The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.

2. The net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net structural position in all foreign currencies.

	30/6/2003 HK$ Million			
	USD	CAD	Others	Total
Net structural position	1,431	220	366	2,017

	30/6/2002 HK$ Million			
	USD	CAD	Others	Total
Net structural position	1,390	195	338	1,923

	31/12/2002 HK$ Million			
	USD	CAD*	Others	Total
Net structural position	1,416	188	367	1,971

* The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.

L. Capital, Capital Adequacy and Liquidity Information

Prior year adjustments resulting from change in accounting policy have been taken into account in the calculation of Capital Adequacy Ratio and Capital Base as at 30th June, 2002 and 31st December, 2002.

1. *Capital Adequacy Ratio*

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	%	%	%
Unadjusted capital adequacy ratio	17.1	16.9	16.9
Adjusted capital adequacy ratio	17.0	16.9	16.8

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. *Capital Base after Deductions*

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,629,676	3,599,326	3,615,863
Share premium	355,427	372,036	356,210
Reserves	13,787,298	13,122,684	13,228,115
Minority interests	(76,759)	35,094	44,708
Deduct: Goodwill	(2,347,937)	(2,242,135)	(2,181,433)
Total core capital	15,347,705	14,887,005	15,063,463
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	745,173	835,507	756,077
General provisions for doubtful debts	1,256,804	1,410,234	1,339,533
Term subordinated debt	4,277,803	4,274,617	4,276,227
Total eligible supplementary capital	6,279,780	6,520,358	6,371,837
Total capital base before deductions	21,627,485	21,407,363	21,435,300
Deductions from total capital base	(971,491)	(934,389)	(953,797)
Total capital base after deductions	20,655,994	20,472,974	20,481,503

3. ***Reserves***

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Share premium	355,427	372,036	356,210
General reserve	11,725,166	11,515,206	11,623,411
Revaluation reserve on bank premises	1,064,534	1,079,221	1,080,109
Revaluation reserve on investment properties	—	114,362	—
Exchange revaluation reserve	18,971	(13,506)	(17,905)
Other reserves	53,969	91,187	91,968
Retained profits	2,323,134	1,832,140	2,036,863
Total	15,541,201	14,990,646	15,170,656
Proposed dividends, not provided for	333,930	302,343	506,221

4. ***Liquidity Ratio***

	6 months ended 30/6/2003	6 months ended 30/6/2002	The year ended 31/12/2002
	%	%	%
Average liquidity ratio for the period	46.0	46.4	46.1

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

M. Statement of Compliance

The Interim Report has fully complied with the module set out in the Supervisory Policy Manual "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority on 8th November, 2002 and the revised SSAP 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants in December 2001.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.23 (2002: HK$0.21) per share for the period ended 30th June, 2003. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names are on the Register of Members at the close of business on Wednesday, 27th August, 2003. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 27th August, 2003. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 18th September, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 25th August, 2003 to Wednesday, 27th August, 2003. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd August, 2003.

FINANCIAL REVIEW

Financial Performance

In this announcement of the 2003 interim financial results, prior period adjustments have been made in respect of the accounting policy changes this year, following the adoption of the revised accounting standard, HKSSAP 12 – Income Taxes.

The outbreak of Severe Acute Respiratory Syndrome (SARS) in March 2003 in Hong Kong seriously affected the economy, especially retail sales, tourism and catering. As a result, the unemployment situation worsened and the consumer credit market further weakened. With continued downward pressure on interest rates, competition within the banking sector remained fierce. Despite this difficult operating environment, in the first six months of 2003 BEA Group achieved a profit attributable to shareholders of HK$793 million, representing an increase of HK$39 million, or 5.1%, over that of HK$754 million for the corresponding period in 2002. The result was also HK$277 million, or 53.6%, above the HK$516 million recorded in the second half of 2002. Basic earnings per share were HK$0.55. Return on average assets and return on average equity were 0.9% and 8.4% respectively.

BEA's net interest income decreased by HK$42 million or 2.3% from HK$1,819 million in the first half of 2002 to HK$1,777 million in the first half of 2003. Net interest margin declined to 2.01%.

Non-interest income continued to perform well, increasing by 15.5% from HK$823 million in the first half of 2002 to HK$951 million over the corresponding period in 2003. The upsurge was mainly attributable to an increase in profits on investments in securities. Total operating income grew by 3.2% to HK$2,728 million.

Total operating expenses decreased slightly by 3.5% over the corresponding figure for 2002 to HK$1,327 million, a result of BEA's determination to reducing operating costs. Hence, the cost to income ratio dropped from 52.0% in 2002 to 48.6% in 2003. It is expected that the cost to income ratio will continue to drop, reflecting the rationalisation measures put in place following the merger of a number of units in recent years.

Operating profit before provisions recorded an increase of 10.5% from HK$1,268 million in the first six months of 2002 to HK$1,401 million in the corresponding period for 2003. The figure also represents an increase of 12.5% over the HK$1,246 million recorded in the second half of 2002, demonstrating strong performance in BEA's core banking business.

BEA's asset quality continued to improve, in line with precautionary measures undertaken by the Bank to minimise the potential for loss in the current economic situation. As a result, the charge for bad and doubtful debts decreased by 9.3% from HK$321 million in the first six months of 2002 to HK$291 million in the corresponding period for 2003. The result also reflects a decrease of 40.5% from the charge of HK$490 million in the second half of 2002. Non-performing loans dropped from 2.9% of total loans at the end of June and December 2002, to 2.8% at the end of June 2003.

As a result of the increase in operating profit before provisions and the decrease in the charge for bad and doubtful debts, BEA's operating profit after provisions recorded double digit growth, rising 17.2% to HK$1,110 million.

In line with the downward trend in property prices, the value of BEA's investment properties and bank premises recorded a decline amounting to HK$20 million and HK$80 million respectively.

In the first six months of 2003, BEA shared a pre-tax profit less losses from associates of HK$23 million, as compared with HK$7 million in the same period in 2002.

Minority interests decreased by HK$7 million to HK$11 million. With the increase in pretax profits and in the profits tax rate, and the adoption of revised SSAP 12, taxation increased by 22.3% to HK$225 million. Net profit attributable to shareholders for the first half of 2003 was HK$793 million.

Financial Position

As at 30th June, 2003, total consolidated assets were HK$189,323 million, of which 55.4%, or HK$104,943 million, were advances to customers. Customer deposits were HK$147,146 million. With HK$4,278 million loan capital, total capital resources increased by 1.1% from HK$23,107 million at the end of 2002 to HK$23,372 million.

In the first half of 2003, BEA issued certificates of deposit with a value of HK$2,000 million and discounted certificates of deposit totalling AUD68 million and NZD74 million, respectively. The Bank redeemed certificates of deposit amounting to US$535 million and HK$2,135 million upon maturity, and repurchased a quantity of its own certificates of deposit amounting to HK$65 million equivalent.

At the end of June 2003, the face value of the outstanding debt portfolio was HK$6,755 million, with the carrying amount equal to HK$6,532 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 68.3% being 7.3% lower than the 75.6% reported at the end of June 2002.

Maturity Profile of Debts Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2003	2004	2006	2007
Floating Rate Certificates of Deposit						
Issued in 2001	HKD	1,000	1,000			
Issued in 2002	HKD	1,061		1,061		
Issued in 2002	USD	25	25			
Issued in 2003	HKD	2,000		2,000		
Total	HKD	4,061	1,000	3,061		
Total	USD	25	25			
Fixed Rate Certificates of Deposit						
Issued in 1999	HKD	100		100		
Discounted Certificates of Deposit						
Issued in 2002	HKD	510			510	
Issued in 2002	USD	90				90
Issued in 2003	AUD	66			66	
Issued in 2003	NZD	73			73	
Convertible Bonds						
Issued in 1996	USD	15	15			
Retail Callable Certificates of Deposit						
Issued in 2002	HKD	397				397
Total Debts issued in HKD equivalent		6,755	1,314	3,161	1,184	1,096

Risk Management

Risk management is an essential element of banking. The Group has in place a comprehensive risk management system to identify, measure, monitor and control the various types of risk which the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group are reviewed regularly by the Management, related specialised committees and/or the Risk Management Committee, and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established an Investment Committee to plan the Group's investment strategies and to monitor the performance and compliance of investment activities.

(a) ***Credit Risk Management***

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from the lending and treasury activities. To oversee the Group's credit risk management independently of the business units, the Board of Directors has delegated authority to a Credit Committee.

The Credit Committee deals with all credit risk related issues of the Bank Group, including: formulation of credit policies, credit approval, assurance of compliance with regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of customers or counterparties, financial strength and repayment ability are the primary considerations. Credit risk may, however, be mitigated by obtaining collaterals from the customers or counterparties. In addition, the potential for concentration of risks is monitored by adopting proper control measures, such as setting limits on large exposures in relation to the Bank's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in the Group's Credit Manual, stipulating the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

The Group's Credit Manual is regularly reviewed and approved by the Credit Committee to ensure the robustness of credit risk management policies and systems.

(b) ***Liquidity Risk and Market Risk Management***

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) *Liquidity Risk Management*

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established a liquidity risk management policy, which is reviewed by the Risk Management Committee and approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments are sufficient for its funding needs and that the Group is always in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 46.0% for the first half of 2003, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) *Market Risk Management*

Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. These may include interest rates, foreign exchange rates, equity and commodity prices.

The Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are stated in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts and over-the-counter transacted currency options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

The Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

Prior to 2002, VaR has been calculated to a 95% confidence level. From the beginning of 2002, VaR is calculated at a 99% confidence level. This change has been made to facilitate consistency with the regulatory guidance in confidence level to measure market risk.

The VaR for the Group's market risk-related treasury trading portfolio as at 30th June, 2003 was HK$2.89 million (HK$2.99 million at 31st December, 2002). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2003 was HK$0.53 million (HK$0.42 million for the first half of 2002). The standard deviation of these daily revenues was HK$0.42 million (HK$0.34 million for the first half of 2002).



Daily distribution of market risk-related treasury trading revenues — first half of 2003
Number of days
60
50
40
30
20
10
0
0
1
0
0
3
11
48
42
8
2
3
3
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)


Daily distribution of market risk-related treasury trading revenues — first half of 2002
Number of days
60
50
40
30
20
10
0
0
1
1
0
5
29
37
32
7
6
2
0
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for the first half of 2003 (comparing with the first half of 2002) is provided above. This shows that 4 out of 121 days (2002: 7 out of 120 days) are in loss positions. The most frequent result was daily revenue of between HK$0.25 million and HK$0.5 million, with 48 occurrences (2002: same band with 37 occurrences). The maximum daily loss was HK$0.89 million (2002: HK$0.91 million) and the next maximum daily loss was HK$0.22 million (2002: HK$0.64 million). The highest daily revenue was HK$3.17 million (2002: HK$1.44 million).

(i) *Foreign exchange exposure*

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2003 was HK$0.29 million (HK$0.20 million at 31st December, 2002). The average daily foreign exchange dealing profit for the first half of 2003 was HK$0.47 million (HK$0.40 million for the first half of 2002).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) *Interest rate exposure*

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 30th June, 2003 was HK$2.73 million (HK$2.88 million at 31st December, 2002). The average daily profit due to these activities for the first half of 2003 was HK$0.05 million (HK$0.02 million for the first half of 2002).

(iii) *Equities exposure*

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 30th June, 2003 was HK$3.76 million (HK$3.57 million at 31st December, 2002).

(c) ***Capital Management***

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.0% and the unadjusted ratio of 17.1% as at 30th June, 2003 were well above the statutory minimum ratio.

Capital is allocated to the various activities of BEA Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities.

OPERATIONS REVIEW

Improvement To Operations

Integration and Merger Exercise

The Bank completed the merger of its two subsidiaries East Asia Finance Company, Limited ("EAF") and East Asia Credit Company Limited ("EAC") on 26th May, 2003.

EAF and EAC were founded in 1969 and 1985, respectively. Both companies extended credit facilities to customers, primarily in consumer lending and equipment finance.

The merger of the two companies will give the customers of EAF and EAC access to the wider range of banking and financial services offered by the BEA Group in Hong Kong, China and overseas. The merger also allows BEA to enjoy greater economies of scale and to operate more efficiently. Earlier this year, all EAF and EAC customers were duly notified of the arrangements BEA had put in place to ensure smooth transfer of all business to the parent company.

Personal Banking

Branch Distribution

To assist ongoing efforts to increase the sale of bank products through the branch network, management has embarked on a programme of branch renewal. The new design concept projects a modern image for the Bank, and enlarges the sales area in the banking hall so as to enable sales staff to serve customers more efficiently. More branches will be renovated to the new standard by phases in the coming years.

Rationalisation of the branch network, with the aim of building up an effective branch network, is an ongoing process.

- In June 2003, Parkes Street Branch was relocated to Peking Road and renamed One Peking Branch.
- In the second half of the year, Tai Hang Sai Branch, Sheung Wan Branch, Causeway Road Branch and Tsuen Wan Market Street Branch will be closed and merged with nearby branches with better locations.
- The High Net Worth Centre, renovated to the new design standard and incorporating a SupremeGold Centre, will be moved to 21/F of the same building in July and renamed BEA Harbour View Centre Branch.

Following the successful launch of the first SupremeGold Centre at Tsim Sha Tsui Branch in December last year, additional SupremeGold Centres have since opened at:

- Mongkok Branch in January
- One Peking Branch and Kwun Tong Branch in June.

With 11 more centres to be opened in the third and the fourth quarters, a total of 15 SupremeGold Centres will be in operation by the end of 2003.

To further enhance branch service, a new branch service quality programme was implemented from July. A customer satisfaction survey will be conducted to measure progress by the end of the year.

Cyberbanking

With the disruption to normal activities caused by SARS, the Bank recorded strong growth in demand for its Internet banking service. There are now more than 230,000 Cyberbanking users, and average daily transactions reached a record high of more than 90,000 in the first half of 2003. During the period, BEA launched a series of value added on-line services: CyberShopping; Retail Bonds & Initial Public Offer services; "Cybertrading – Stock" service for SupremeGold members; and Direct Fund Transfer to BEA China Account for both individual and corporate Cyberbanking customers. Moreover, Cyberbanking was extended to cover Automatic Teller Machine card service with the issuance of the "Cyberbanking Card", offering a total "all-in-one" experience to BEA customers.

Customer Relationship Management System

With the successful implementation of Phase 2 of the Customer Relative Value model, the Bank is now able to carry out detailed segmentation analysis, and can make use of the analytical results to carry out effective marketing campaigns and new product development.

The Bank has now embarked on Phase 3, enabling more products to be included into the "relative value" measurement of profitability analysis.

Property Loans

The outbreak of SARS pushed the already sluggish property market into further decline, impacting the local mortgage loan market. Responding to the difficult business environment and intensified market competition, BEA employed a segment marketing strategy and tailored new products to target niche markets with potential for higher returns. For example, the SupremeGold Mortgage Plan was launched in April to appeal to high net worth mortgage customers, to whom a range of bank products such as insurance and investment products could be cross-sold. In addition, BEA stepped up its efforts to form business alliances with various business partners, such as land developers, solicitors and real estate agents, to provide a comprehensive, one-stop mortgage service to customers.

Regarding management of loan quality, BEA has strengthened collection and taken preventive measures to reduce the occurrence of bad debt and provisioning amid the continuous fall in property prices.

Consumer Loans

Despite the continued rise in both jobless rates and personal bankruptcies, BEA is maintaining good asset quality through a prudent credit underwriting policy. In addition, the Bank has successfully initiated interest-free instalment programmes with a number of reputable merchants in order to build relationships with quality customers with genuine financial needs.

Credit Cards

The Bank's risk management efforts have been effective in reigning in the credit card charge-off ratio. With positive customer data sharing now being implemented in phases, an improvement in the bad debt situation of the Bank and the industry as a whole is expected.

As an integral part of the Bank's customer relationship management strategy, Platinum/Gold Cards are offered to the Bank's SupremeGold members. A number of new marketing programmes, including lucky draws, spending rewards and priority booking schemes, were launched during the period to increase card usage. Despite the drop in consumer spending during the SARS outbreak, the marketing programmes were well received.

In order to better utilise resources and reduce expenses, selected back office functions of the Card Centre have been relocated to the Guangzhou Operating Centre.

Bancassurance

The Children Education Fund Sponsorship Programme was held for a third year in May 2003. The theme this year was "BB Competition", and three winning families each was awarded an Education Insurance policy valued at HK$50,000.

The EnsurPro Lucky Draw campaign was concluded with a Grand Lucky Draw Presentation on 29th May, 2003. The campaign kicked off last September with the aim of reinforcing brand awareness, enhancing customer relations and boosting sales.

A new promotion for the complete range of Blue Cross medical insurance products has been made available at all BEA branches in Hong Kong since the beginning of the year.

Blue Cross

APCSC Award for IIM

In recognition of the breakthrough represented by the Company's newly launched Intelligent Insurance Machine ("IIM"), the Asia Pacific Customer Service Consortium awarded Blue Cross its Innovative Technology Award for the Year 2002. The state-of-the-art IIM is an electronic kiosk that allows travellers to purchase Blue Cross China Travel Accident Insurance instantly at most KCRC East Rail stations.

Superbrand

In January, Blue Cross was selected as one of the 134 Superbrands in Hong Kong.

These awards recognise the Company's ongoing commitment to be the preferred insurer in Hong Kong, and in particular its leading role in travel insurance.

Shanghai Representative Office

The Company obtained approval from the China Insurance Regulatory Commission to establish a Shanghai Representative Office, which was subsequently set up in March.

Business Results

Blue Cross outperformed plan by 5% over the period, with a growth of 20% in premium income for the first half year.

Corporate Banking

Corporate Lending and Syndication

BEA has always maintained a strong position in the local syndication and corporate lending market by actively arranging and underwriting syndicated deals for large corporate customers. In the midst of the prevailing shrinking interest margins, BEA has also been taking pro-active approach in soliciting businesses from high quality medium-sized companies, so as to broaden its clientele and income base.

Notwithstanding the stagnant syndicated loan market, which was exacerbated by the SARS outbreak, BEA maintained an active market presence in the first half of 2003. The Bank assumed the roles of Co-Arrangers and Lead Managers for numerous deals, including a HK$8,000 million syndicated loan facility to Sun Hung Kai Properties and a HK$850 million syndicated loan facility to Kingboard Chemical Holdings Limited. Furthermore, BEA took up the role of facility agent, security agent or account bank for several additional syndicated loans, reflecting the Bank's renewed emphasis on non-interest income.

In future, BEA will continue to improve its bottom line by providing high quality tailor-made products for customers. In particular, the Bank will seek to expand its exposure to well-managed medium-sized companies by arranging corporate loans and/or syndicated facilities to meet their specific funding needs.

Commercial Lending

The gloomy economic conditions and the outbreak of SARS during the first half of 2003 had a severe negative impact on trade finance business in Hong Kong. To cope with the critical business environment brought about by the SARS, BEA has adopted more flexible credit policies for affected corporate customers. To meet changing financing needs and provide working capital finance, a new product, Export Loan Financing, was launched. To attract more business, the Bank will continue to launch and promote other new products to corporate customers and to seek niche markets with potential for better returns.

Community Lending

BEA has further extended its support to small and medium size enterprises ("SMEs") through active participation in the enhanced SME Loan Guarantee Scheme launched by the Trade & Industry Department of the Hong Kong Government. The revised Scheme offers enhanced flexibility, adding working capital loans and account receivable finance to the categories eligible for assistance under the scheme. Following the outbreak of SARS, BEA acted swiftly to support the SARS Relief Fund Loan Guarantee Scheme. The Bank took an active role in the working group formed to formulate immediate relief measures for SARS affected industries.

To assist SMEs to better understand and assess their business performance, BEA is involved in the expert panel for the development of the Enterprise Performance Alert interactive tool, currently undertaken by the Hong Kong Productivity Council.

Asset Based Finance

The equipment finance portfolio recorded double-digit growth as a result of increased marketing efforts targeted at SMEs. The achievement was attributed to successful partnerships with machine dealers and active participation in the Government's SME Loan Guarantee Scheme. Despite the adverse changes in the taxi industry, BEA remained one of the major lenders in the field. BEA is well positioned for further growth in the asset based finance market.

Securities Lending

BEA has continued its efforts to promote its lending products and services to customers in the local securities market, and an improvement in loans outstanding to this sector has been achieved. Furthermore, BEA successfully completed one Receiving Bank project in June 2003 and is likely to participate in several additional Receiving Bank projects in the second half of the year. Stagging loans, for subscription to new shares at Initial Public Offerings, will continue to be one of the target products to be promoted throughout the year.

Bank of East Asia (Trustees) Limited

Trust Service

In the first half of the year, the Company successfully provided its custodian service to the maintenance funds of 11 Incorporated Owners of Estates under the Tenant Purchase Schemes of the Hong Kong Housing Authority, with a total asset size of HK$560 million.

The Company was also appointed as trustee to BEA Capital Growth Fund, an Approved Pooled Investment Fund under the MPF Schemes Ordinance. In April 2003, BEA Asia Strategic Growth Fund, a sub-fund of BEA Capital Growth Fund, was launched to provide more diversified investment options for the MPF Schemes.

Mandatory Provident Fund

Although the local job market suffered from the sluggish economy and SARS in the first half of 2003, BEA still recorded growth in membership of its MPF Master Trust Scheme and Industry Scheme during the period. With a view to providing better customer-focused services, a large-scale customer satisfaction survey was conducted at the beginning of the year.

Corporate Cyberbanking

Over 6,700 corporate customers have registered with BEA's Corporate Cyberbanking service since its launch in July 2001. An innovative real-time Funds Transfer to China service was introduced in May 2003. This new service enables customers to conduct real-time funds transfer from a local BEA account to any BEA account in China, a significant enhancement for corporate customers who have business operations in Hong Kong and the Mainland.

Business Development

BEA has deepened its strategic alliances with The Chinese Manufacturers Association of Hong Kong and Hong Kong Trade Development Council, assisting local enterprises to expand their business in Hong Kong and the Mainland. The Bank also sponsored the SME Ambassador Programme organised by The Hong Kong Article Numbering Association, with the aim of enhancing the overall competitiveness of SMEs in the consumer goods, retail and wholesale sectors.

To bring up-to-date market information to corporate customers, BEA organised a forum under the banner "Sharing of Success in China" in June 2003. Three renowned business leaders shared their success stories in China with BEA customers. The Bank also participated in the SME Market Day organised by the Hong Kong Trade Development Council.

Investment Services

East Asia Securities Company Limited — Cybertrading Service

Strong growth in the number of Cybertrading accounts continued throughout the first half of 2003, rising 32% over the same period last year. All new and existing clients enjoy online stock trading through a number of electronic trading channels, including the Internet, and telephone or mobile phone through the Bank's Interactive Voice Recognition System ("IVRS"). As of 30th June, 2003, more than 38% of securities clients had subscribed to the Internet Trading Service.

In response to the abolition of the minimum brokerage commission rate effective April 2003 and in line with the market, East Asia Securities Company Limited ("East Asia Securities") has lowered its standard brokerage commission rate for telephone call-in orders as well as orders placed over the counter.

East Asia Securities has instituted various incentive schemes, including a significantly lower commission rate and minimum commission rate per trade, to encourage its clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients and reaped satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 57% and 35% in terms of number of trades and transactions volume, respectively.

As part of continuing efforts to upgrade the Cybertrading service, in the second half of 2003 East Asia Securities will introduce the "Snapshot" real-time stock price quotation service over the Internet. This offers a similar level of service to the existing "Streaming" real-time stock price quotes service, but at a much lower cost. In addition, East Asia Securities will also further enhance its IVRS Trading System in the second half of 2003.

Currency/Indices/Equity Linked Deposit Services

As part of the Bank's strategy to further expand its wealth management services, the Bank has been offering selected customers equity linked deposits and currency linked deposits as an alternative investment products. Subject to each customer's investment objective and market view, linked deposits aim to offer customers a potentially higher return than traditional time deposits under the current low interest rate environment.

For the first six months of 2003, the linked deposit portfolio and related fee income have both registered more than a two-fold increase when compared with the corresponding period last year. With a view to catering for the increased demand from the mass affluent market, the Bank plans to lower the minimum investment amount for linked deposit products, and to offer linked deposit products through its Cyberbanking platform in the third quarter of 2003.

Guaranteed Funds

With volatile global stock markets and the low interest rate environment, in the first half of 2003 the Bank continued to offer its customers 100% capital guaranteed investment products. In February 2003, the Bank successfully launched two guaranteed funds, namely the BEA AUD Capital Guaranteed Coupon Fund and the BEA NZD Capital Guaranteed Coupon Fund. More than HK$600 million equivalent was received in subscriptions for the two funds combined. The successful launch of the two funds has helped further improve the fee-based income of the Bank.

In mid June 2003, the Bank launched a further 100% capital guaranteed fund – BEA Equity & FX Markets Capital Guaranteed Coupon Fund. This closed for subscription on 15th July, 2003, following an encouraging response from customers. This 100% capital guaranteed fund aims to achieve capital appreciation by participating in the performance of the S&P 500 Index and strength of the Australian dollar against the United States Dollar.

Corporate Services

Business, Corporate and Investor Services

Group member Tricor Holdings Limited ("Tricor") is the market leader in terms of both scope and scale of business in corporate and investor services. During the first six months of the year, Tricor and its domestic and international clientele have faced the challenges arising from the war in Iraq, the SARS outbreak and the unfavourable economic climate. This has led to a decline in Tricor's business servicing inward investment into Hong Kong/Greater China. Furthermore, some clients have postponed their initial public offerings in Hong Kong. There has also been pressure on fees from clients suffering as a result of local economic malaise. With these incidents now in the past, Tricor service lines will pick up gradually in the second half of the year.

In January 2003, Tricor acquired the business and corporate services practice of PricewaterhouseCoopers in Hong Kong, thus further strengthening its leading position in these specialised businesses.

Offshore Corporate and Trust Services

BEA offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands ("BVI"). These companies have engaged legally qualified and experienced staff in the BVI, who are assisted by Group staff in Hong Kong.

China Division

BEA Beijing Branch commenced business on 28th February, 2003. At present, BEA has a total of 16 outlets in China, providing a wide range of quality banking services to its growing customer base on the Mainland.

To further expand its branch network, BEA has obtained preliminary approval from the People's Bank of China ("PBOC") to establish a sub-branch in Gubei, Shanghai. It is expected that the Sub-branch will be in operation by the end of this year.

In 2002, all BEA branches in China obtained licences to provide full foreign currency services to all categories of customers. From May 2003, BEA branches in China have begun to receive approval from PBOC to offer Renminbi/foreign currency exchange to local Chinese residents. In line with the WTO timeline for market liberalisation, BEA has submitted applications for Renminbi business licences for its Guangzhou and Zhuhai Branches. BEA's Guangzhou Branch has already obtained approval from PBOC in this regard.

The outbreak of SARS on the Mainland inevitably affected BEA's operations. The branches took the opportunity to review their operations and customer portfolio, with the objective of improving operational efficiency and the allocation of resources for future business development.

Overseas Operations

The Bank constantly monitors and reviews the global economy, and adjusts its international business strategy accordingly. During this reporting period, the Bank closed its Representative Offices in Ho Chi Minh City, Vietnam, and Manila, the Philippines.

On the other hand, expansion in the USA is continuing, through the Bank's wholly-owned banking subsidiary, The Bank of East Asia (USA) NA. A Regional Administrative Office has been established in New York to manage BEA's growing presence in New York and California.

Human Resources

The BEA Group employees at the end of June 2003:

Hong Kong	4,090
Other Greater China	89
Overseas	374
Total	**5,355**

During the first half of 2003, the Human Resources Division monitored and further modified the standardised personnel policies implemented last year. The outbreak of SARS in late March tested the Bank's employee care and support policy, and proved it to be robust and capable. To meet the changing needs of staff training and development at different levels, the quality of in-house training programmes was enhanced so as to equip staff members with the necessary skills for meeting the new business challenges ahead.

Strategy And Future Prospects

The Bank continued to pursue its growth strategy in the first half of 2003. With the successful implementation of the new corporate identity last year, and the launch of a broad promotion programme at the branch level for retail financial products and services, the Bank attracted market attention to its strategy of offering effective one-stop financial services.

The Bank has maintained its franchise and competitive position in the industry, through careful planning of products and services in line with customer expectations. These have become more sophisticated in recent years, with the poor performance of traditional investment vehicles. The Bank has successfully developed new income streams and developed market opportunities.

Following its acquisition of a majority stake in Tengis Limited in 2002, the Bank acquired PricewaterhouseCoopers' company secretarial and client accounting businesses in Hong Kong in early 2003. This has further strengthened the Bank's position as the largest provider of business and corporate services and corporate secretarial services in Hong Kong. This line of business has now been consolidated under a subsidiary arm named Tricor Holdings Limited.

The Bank will also continue to develop its wealth management business, under the banner of SupremeGold, targeting middle and upper-middle income families.

In face of the current difficult economic and operating environment, the Bank will strive to streamline and improve its operating efficiencies, in order to optimise the value of its resources and to control costs. To achieve this objective, the Bank has taken a number of initiatives including branch rationalisation, shifting of back-office operations to Mainland China, and the proposed centralisation of support operations at "Millennium City 5" in Kwun Tong in early 2005.

The Bank will continue to leverage its strong position and presence in China, and capture the business opportunities arising in the China market. In January 2003, the Bank opened a new sub-branch in Guangzhou, and, in February 2003, the Bank successfully upgraded its Beijing Representative Office into a full branch. With a more extensive branch network, the Bank's premier position and role in the China market is further enhanced.

Outside Hong Kong and China, the Bank will also continue to look for potential business and alliance opportunities to expand and create value for its franchise.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June, 2003, interests and short positions of the Directors and Chief Executive in the shares, underlying shares and debentures of the Bank or any associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:–

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	17,437,894		
	Interest of spouse	639,336	18,077,230[1]	1.25
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,955,378	32,191,182[2]	2.22
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941[3]	0.03
Alan LI Fook-sum	Beneficial owner	6,994,329		
	Interest in corporation	30,240,201	37,234,530[4]	2.56
LEE Shau-kee	Beneficial owner	647,985		
	Interest in corporation	1,000,000	1,647,985[5]	0.11
Simon LI Fook-sean	Beneficial owner	894,000		
	Interest of spouse	3,113,000		
	Founder of discretionary trust	42,833,690	46,840,690[6]	3.23
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,482,901[7a]		
	Interest of child	22,587,727[7a]	22,587,851[7b]	1.56
Aubrey LI Kwok-sing	Beneficial owner	22,821		
	Interest of spouse	32,443		
	Beneficiary of discretionary trust	30,955,378	31,010,642[8]	2.14
Joseph PANG Yuk-wing	Beneficial owner	204,318	204,318	0.01
William MONG Man-wai	Beneficial owner	767,197		
	Interest of corporation	5,242,661	6,009,858[9]	0.41
CHAN Kay-cheung	Beneficial owner	218,610	218,610	0.02
Winston LO Yau-lai	Trustee of trust	258,390	258,390[10]	0.02
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000[11]	0.07
Thomas KWOK Ping-kwong	—	—	Nil	Nil
Richard LI Tzar-kai	—	—	Nil	Nil

Notes:

1. *David LI Kwok-po was the beneficial owner of 17,437,894 shares and he was deemed to be interested in 639,336 shares through interests of his spouse, Penny POON Kam-chui.*

2. *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,955,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,955,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,955,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 8 below).*

3. *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through interests of his spouse, LAM Mei-lin.*

4. *Alan LI Fook-sum was the beneficial owner of 6,994,329 shares and he was deemed to be interested in 30,240,201 shares which were held through Heeptac Investment Co. Ltd., a company in which he directly controls one-third of the voting power.*

5. *LEE Shau-kee was the beneficial owner of 647,985 shares.*

   LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 36.49% held by Henderson Investment Limited which in turn was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

   Henderson Land was 65.19% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

   LEE Shau-kee was taken to have a duty of disclosure in relation to the 1,000,000 shares of the Bank held by Superfun under the SFO.

6. *Simon LI Fook-sean was the beneficial owner of 894,000 shares and he was deemed to be interested in 3,113,000 shares through interests of his spouse, YANG Yen-ying. The remaining 42,833,690 shares were held by two discretionary trusts, Settlement of Dr. Simon F.S. Li and The Longevity Trust, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 42,833,690 shares was made on a voluntary basis.*

7a. *Allan WONG Chi-yun was the founder of a discretionary trust, The Wong Chung Man 1984 Trust, which was interested in 10,482,901 shares. Allan WONG Chi-yun was also deemed to be interested in 22,587,727 shares through interests of his minor daughter, Wendy WONG Dick-yee, who was a discretionary object of two discretionary trusts, which include the 10,482,901 shares of which Allan WONG Chi-yun was interested as the founder.*

7b. *Allan WONG Chi-yun was deemed to be interested in 124 shares through interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 22,587,727 shares held by two discretionary trusts of which his minor daughter, Wendy WONG Dick-yee, was a discretionary object. Allan WONG Chi-yun was a founder of one of such discretionary trusts, The Wong Chung Man 1984 Trust, which was interested in 10,482,901 shares (please refer to note 7a above).*

8. *Aubrey LI Kwok-sing was the beneficial owner of 22,821 shares and he was deemed to be interested in 32,443 shares through interests of his spouse, Elizabeth WOO. The remaining 30,955,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,955,378 shares as founder of the discretionary trust (please refer to note 2 above).*

9. *William Mong Man-wai was the beneficial owner of 767,197 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

10. *Winston LO Yau-lai was deemed to be interested in 258,390 shares which were held by K.S. Lo Foundation of which he was a trustee.*

11. *KHOO Kay-peng was deemed to be interested in 1,000,000 shares which were held through Bonham Industries Limited, a company beneficially owned by him.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the six months ended 30th June, 2003 was shown in the following section under the heading "Information on Share Options".

III. Short positions in shares and (in respect of equity derivatives) underlying shares of the Bank:

None

IV. Long and short positions in shares and (in respect of equity derivatives) underlying shares of associated corporation(s) of the Bank:

None

V. Interests in debentures of the Bank:

None

VI. Interests in debentures of the associated corporation of the Bank:

Name	Issuer	Capacity and nature	Amount of debentures
LEE Shau-kee	East Asia Financial Holding (BVI) Limited	Interest in corporation *(Note)*	US$5,000,000

Note: LEE Shau-kee was deemed to be interested in the debentures of East Asia Financial Holding (BVI) Limited (a wholly-owned subsidiary of the Bank) in the amount of US$5,000,000 held through Glorious Asia S.A. Glorious Asia S.A. was wholly owned by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

LEE Shau-kee was taken to have a duty of disclosure in relation to the above-mentioned debentures held by Glorious Asia S.A. under the SFO.

Save as disclosed above, as at 30th June, 2003, none of the Directors or the Chief Executive of the Bank had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Bank or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Bank pursuant to section 352 of the SFO or any interests which are required to be notified to the Bank and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Listing Rules was as follows:

(1) Movement of share options during the six months ended 30th June, 2003:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding at 1/1/2003	Granted	Exercised	Lapsed	Outstanding at 30/6/2003
David LI Kwok Po	20/4/1998	133,800	—	—	133,800	Nil
	21/4/1999	145,000	—	—	—	145,000
	20/4/2000	145,000	—	—	—	145,000
	19/4/2001	850,000	—	—	—	850,000
	18/4/2002	850,000	—	—	—	850,000
	02/5/2003	—	1,000,000[b]	—	—	1,000,000
Joseph PANG Yuk Wing	20/4/1998	119,400	—	—	119,400	Nil
	21/4/1999	130,000	—	—	—	130,000
	20/4/2000	130,000	—	—	—	130,000
	19/4/2001	400,000	—	—	—	400,000
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	—	500,000[b]	—	—	500,000
CHAN Kay Cheung	20/4/1998	119,400	—	—	119,400	Nil
	21/4/1999	130,000	—	—	—	130,000
	20/4/2000	130,000	—	—	—	130,000
	19/4/2001	400,000	—	—	—	400,000
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	—	500,000[b]	—	—	500,000
Aggregate of other Employees*	20/4/1998	4,988,600	—	—	4,988,600	Nil
	21/4/1999	4,105,000	—	1,078,000[c]	10,000	3,017,000
	20/4/2000	10,723,000	—	—	356,000	10,367,000
	19/4/2001	3,710,000	—	—	205,000	3,505,000
	18/4/2002	3,855,000	—	—	—	3,855,000
	02/5/2003	—	13,525,000[b]	—	100,000	13,425,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

(2) No share options were cancelled during the six months ended 30th June, 2003.

(3) The accounting policy adopted for share options:

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. For the option scheme adopted in 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

Notes:

a. *Particulars of share options:*

Date of Grant	*Vesting Period*	*Exercise Period*	*Exercise Price Per Share*
		HK$	
20/4/1998	*20/4/1998 — 19/4/1999*	*20/4/1999 — 20/4/2003*	*15.30*
21/4/1999	*21/4/1999 — 20/4/2000*	*21/4/2000 — 21/4/2004*	*12.09*
20/4/2000	*20/4/2000 — 19/4/2001*	*20/4/2001 — 20/4/2005*	*16.46*
19/4/2001	*19/4/2001 — 18/4/2002*	*19/4/2002 — 19/4/2006*	*16.96*
18/4/2002	*18/4/2002 — 17/4/2003*	*18/4/2003 — 18/4/2007*	*15.80*
02/5/2003	*02/5/2003 — 01/5/2004*	*02/5/2004 — 02/5/2008*	*14.90*

b. *Value of share options granted during the six months ended 30th June, 2003:*

The Directors consider that it is not appropriate to disclose the value of options granted during the six months ended 30th June, 2003, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

c. *The half-year weighted average ("HWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the six months ended 30th June, 2003:*

Date of Grant	*No. of Options Exercised*	*Exercise Price Per Share*	*HWA Closing Price*
		HK$	*HK$*
21/4/1999	*1,078,000*	*12.09*	*14.94*

Save as disclosed above, as at 30th June, 2003, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at 30th June, 2003, the Directors were not aware of any person (other than a Director or Chief Executive of the Bank or his respective associate(s)) who had an interest or short position in the shares or underlying shares of the Bank which would fall to be disclosed to the Bank under Divisions 2 and 3 of Part XV of the SFO.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2003.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Bank is not, or was not for any part of the six months ended 30th June, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 1st August, 2003

 BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

二零零三年度中期報告

中期業績

東亞銀行有限公司(「本行」)董事會欣然宣布本銀行及其附屬公司(「本集團」)截至2003年6月30日止6個月未經審核的業績[1]。編製此已被審核委員會審查的中期財務報告的基礎，除因採納香港會計師公會發出一項修訂《會計實務準則》[2]外，跟2002年度賬項所採納的會計政策及方法是一致的。

A. 綜合損益賬

	截至30/6/2003 止6個月	截至30/6/2002 止6個月 重報	截至31/12/2002 止6個月 重報
	港幣千元	港幣千元	港幣千元
利息收入	2,946,979	3,189,693	3,189,860
利息支出	(1,169,966)	(1,370,885)	(1,356,392)
淨利息收入	1,777,013	1,818,808	1,833,468
非利息收入	950,745	823,445	758,843
經營收入	2,727,758	2,642,253	2,592,311
經營支出	(1,326,311)	(1,374,082)	(1,346,779)
未扣除準備的經營溢利	1,401,447	1,268,171	1,245,532
壞賬及呆賬支出	(291,211)	(321,224)	(489,715)
已扣除準備之經營溢利	1,110,236	946,947	755,817
出售固定資產之淨(虧損)／溢利	(6,287)	3,097	(34,264)
重估投資物業虧損	(19,515)	—	(92,257)
銀行行址減值損失	(80,041)	—	—
出售持至到期債務證券、投資證券和聯營公司淨溢利／(虧損)	—	1,482	(1,026)
持至到期債務證券、投資證券和聯營公司的準備金調撥	2,098	(2,592)	(36,989)
應佔聯營公司溢利減虧損	22,695	7,525	25,131
期內除税前溢利	1,029,186	956,459	616,412
税項[3]			
— 香港	(165,722)	(137,408)	77,009
— 海外	(18,532)	(19,308)	(28,594)
— 遞延	(40,571)	(29,387)	(129,966)
— 聯營公司	(167)	2,141	(11,501)
期內除税後溢利	804,194	772,497	523,360
少數股東權益	(11,692)	(18,566)	(7,505)
股東應佔溢利	792,502	753,931	515,855
銀行本身的溢利	772,964	649,604	358,370
擬派股息	333,930	302,343	506,221

	截至30/6/2003 止6個月	截至30/6/2002 止6個月 重報	截至31/12/2002 止6個月 重報
每股			
— 基本盈利[4]	HK$0.55	HK$0.52	HK$0.36
— 攤薄盈利[4]	HK$0.55	HK$0.52	HK$0.36
— 現金盈利[4]	HK$0.59	HK$0.57	HK$0.41
— 股息	HK$0.23	HK$0.21	HK$0.35

B. 綜合資產負債表

	30/6/2003	30/6/2002 重報	31/12/2002 重報
	港幣千元	港幣千元	港幣千元
資產			
現金及短期資金	36,616,791	36,117,022	34,937,640
在銀行及其他金融機構於 1至12個月內到期的存款	17,779,931	11,445,285	11,670,652
已扣除準備的貿易票據	677,583	555,903	671,763
持有的存款證	3,036,466	2,349,716	2,370,751
其他證券投資	11,338,395	6,367,691	13,255,164
已扣除準備的貸款及其他賬項	108,241,489	113,055,804	111,901,237
持至到期債務證券	4,054,475	2,612,129	3,125,686
投資證券	291,229	265,895	253,428
聯營公司投資	661,516	614,773	639,500
商譽	2,347,937	2,242,135	2,181,433
固定資產	4,277,260	4,786,954	4,407,057
資產總額	189,323,072	180,413,307	185,414,311
負債			
銀行及其他金融機構的存款及結餘	7,192,423	6,141,593	5,754,837
客戶存款	147,145,610	137,780,248	141,661,889
— 活期存款及往來賬戶	8,258,225	7,253,611	7,044,517
— 儲蓄存款	31,808,299	25,966,657	27,769,116
— 定期及通知存款	107,079,086	104,559,980	106,848,256
已發行存款證	6,411,922	9,061,744	10,157,757
已發行可換股債券	119,621	316,992	119,637
税項及遞延税項	870,723	800,818	833,893
其他賬項及準備	4,210,852	3,412,229	3,778,844
負債總額	165,951,151	157,513,624	162,306,857
資本			
借貸資本	4,277,803	4,274,617	4,276,227
少數股東權益	(76,759)	35,094	44,708
股本	3,629,676	3,599,326	3,615,863
儲備	15,541,201	14,990,646	15,170,656
股東資本	19,170,877	18,589,972	18,786,519
資本總額	23,371,921	22,899,683	23,107,454
資本及負債總額	189,323,072	180,413,307	185,414,311

C. 綜合股東權益轉變表概要

	截至30/6/2003止6個月	截至30/6/2002止6個月重報
	港幣千元	港幣千元
1月1日結餘		
— 如前匯報	18,875,039	18,247,501
— 因採納《會計實務準則》第12號		
— 攤銷重報商譽	(51,449)	(44,174)
— 確認遞延税項負債淨額	(37,071)	(32,346)
— 重報	18,786,519	18,170,981
確認遞延税項負債淨額	(15,575)	—
遞延税項負債回撥	—	2,149
期內溢利	792,502	
— 如前匯報		786,597
— 因採納《會計實務準則》第12號		
— 攤銷重報商譽		(3,637)
— 確認遞延税項負債淨額		(29,029)
— 重報		753,931
發行新股	76,785	95,086
資本費用	—	(10)
股息	(506,232)	(473,198)
匯兑及其他調整	36,878	41,033
6月30日結餘	19,170,877	18,589,972

D. 綜合現金流量表

	截至30/6/2003止6個月	截至30/6/2002止6個月
	港幣千元	港幣千元
經營業務活動		
源自／(用於)經營業務的現金	6,173,072	(2,964,074)
已付香港利得税款	(5,217)	(10,480)
已付海外利得税款	(24,413)	(13,661)
支付已發行借貸資本、存款證及債券利息	(250,539)	(340,113)
源自／(用於)經營業務活動之現金淨額	5,892,903	(3,328,328)
投資活動		
收取聯營公司股息	17,288	29,227
收取股份證券股息	17,009	11,868
購入股份證券	(67,996)	(1,918)
出售股份證券所得款項	11,374	1,006
購入固定資產	(108,048)	(82,184)
出售固定資產所得款項	44,115	17,611
出售聯營公司所得款項	—	130
購入附屬公司	(365,648)	(319,823)
用於投資活動之現金淨額	(451,906)	(344,083)

	截至30/6/2003 止6個月	截至30/6/2002 止6個月
	港幣千元	港幣千元
融資活動		
支付普通股股息	(434,990)	(390,079)
發行普通股本	5,543	11,957
發行存款證	2,670,441	7,961,693
贖回存款證及可換股債券	(6,371,760)	(7,487,596)
(用於)／源自融資活動之現金淨額	(4,130,766)	95,975
現金及等同現金項目淨增／(減)額	1,310,231	(3,576,436)
1月1日之現金及等同現金項目	36,325,022	42,841,676
6月30日之現金及等同現金項目	37,635,253	39,265,240

附註：

(1) 此中期報告所載的財務資料，是摘錄自卻不構成本集團截至2002年12月31日止年度及截至2003年6月30日止期內的法定賬項。截至2002年12月31日止年度的法定賬項，可於本銀行註冊行址取得。核數師於2003年2月11日的核數師報告書中，已對此等賬項表示了不附帶條件的意見。

(2) (a) 往年，遞延税項是因會計及税務對收支處理引起的所有重大時差，預計在可見未來可能引致的税項責任，按負債法提撥準備。遞延税項資產不會入賬，除非有充足理由確定其是可以實現。由於採納香港會計師公會發出的修訂《會計實務準則》第12號，由2003年1月1日起，本集團採用一項新會計政策計算遞延税項。

(b) 因採納修訂《會計實務準則》第12號，2002年及2003年1月1日的期初承前留存溢利，分別增加港幣98,620,000元及港幣80,523,000元。此變更已引致2002年12月31日的遞延税項資產及遞延税項負債分別增加港幣77,029,000元及港幣259,600,000元。而截至2002年12月31日止的溢利及股東權益撇銷分別減少港幣18,592,000元及港幣69,928,000元。

(3) (a) 香港利得税税款是以截至2003年6月30日止6個月預計應課税溢利按税率17.5%(2002年：16%)計算。海外分行及附屬公司的税款同樣按其經營所在國家現行税率計算。

(b) 遞延税項根據負債法的暫時差額按其經營所在國家現行税率全數計算。

(4) (a) 截至2003年6月30日止6個月的每股基本盈利乃按照溢利港幣792,502,000元(截至2002年6月30日止6個月重報：港幣753,931,000元)及已發行普通股份的加權平均數1,448,907,082股(截至2002年6月30日止6個月：1,436,817,178股)計算。

(b) 截至2003年6月30日止6個月的每股攤薄盈利乃按照溢利港幣793,473,000元(截至2002年6月30日止6個月重報：港幣756,567,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,454,161,148股(截至2002年6月30日止6個月：1,450,294,299股)計算。

(c) 截至2003年6月30日止6個月的每股現金盈利乃按照溢利港幣860,837,000元(截至2002年6月30日止6個月重報：港幣816,390,000元)，經調整期內的商譽攤銷港幣68,335,000元(截至2002年6月30日止6個月重報：港幣62,459,000元)後，及已發行普通股份的加權平均數1,448,907,082股(截至2002年6月30日止6個月：1,436,817,178股)計算。此項附加資料被視為有助顯示業務表現的補充資料。

(5) 2002年的比較數字已作重報以符合今年度的呈報方式。在2003年，由於採納修訂《會計實務準則》第12號導致會計政策變更，故需重報綜合損益賬、綜合資產負債表、資本充足比率及資本基礎。

(6) 由2003年起，按揭貸款的現金回贈在利息收入內抵銷，而往年則列作營運開支。前期比較數字已作重報以符合今年度的呈報方式。

E. 收費及佣金收入

收費及佣金收入淨額已包括在非利息收入內，而收費及佣金收入及開支總額披露如下：

	截至30/6/2003 止6個月	截至30/6/2002 止6個月	截至31/12/2002 止6個月
	港幣千元	港幣千元	港幣千元
收費及佣金收入	580,473	581,698	551,597
減：收費及佣金支出	(2,759)	(2,349)	(3,079)
收費及佣金收入淨額	577,714	579,349	548,518

F. 營運開支

	截至30/6/2003 止6個月	截至30/6/2002 止6個月	截至31/12/2002 止6個月
	港幣千元	港幣千元	港幣千元
退休金供款	47,009	43,372	45,159
薪金及其他員工成本	618,649	615,635	587,129
員工成本總額	665,658	659,007	632,288
不包括折舊的物業及設備支出：			
— 物業租金	72,639	71,539	70,978
— 保養、維修及其他	87,936	111,854	93,435
不包括折舊的物業及設備支出總額	160,575	183,393	164,413
固定資產折舊	112,307	113,059	113,164
商譽攤銷	68,335	62,459	62,552
商譽減值	—	—	13,350
其他經營支出			
— 回贈	28,409	32,799	27,855
— 有關信用卡支出	65,490	71,426	75,948
— 通訊、文具及印刷	67,586	71,255	73,464
— 廣告、業務推廣及商務旅遊	42,341	43,599	64,909
— 法律及專業服務費用	37,550	41,866	39,529
— 印花税及中華人民共和國營業税	12,438	15,902	14,723
— 秘書業務的行政費用	2,895	13,630	14,209
— 發行債務證券費用	6,146	9,827	6,452
— 經紀及查冊費用	6,741	7,228	7,239
— 捐款	1,347	1,467	541
— 其他	48,493	47,165	36,143
其他經營支出總額	319,436	356,164	361,012
經營支出總額	1,326,311	1,374,082	1,346,779

G. 貸款及其他資產

1. *已扣除準備的貸款及其他賬項*

	30/6/2003	30/6/2002 重報	31/12/2002 重報
	港幣千元	港幣千元	港幣千元
客戶貸款	104,942,980	111,300,894	108,408,574
銀行及其他金融機構貸款	1,189,877	870,498	1,088,562
應計利息及其他賬項	3,777,880	2,840,808	4,164,071
	109,910,737	115,012,200	113,661,207
減： 壞賬及呆賬準備			
— 特殊	407,495	541,730	426,713
— 一般	1,261,753	1,414,666	1,333,257
	108,241,489	113,055,804	111,901,237

2. *客戶貸款 — 按行業分類*

客戶貸款的行業類別是按該等貸款的用途分類，及未減除任何準備。

	30/6/2003	30/6/2002	31/12/2002
	港幣千元	港幣千元	港幣千元
在香港使用的貸款			
工商金融			
— 物業發展	4,952,113	4,811,884	4,847,778
— 物業投資	11,923,707	11,694,120	11,744,929
— 金融企業	1,908,668	2,251,498	2,223,813
— 股票經紀	130,572	96,659	104,602
— 批發與零售業	1,955,738	2,115,181	2,107,598
— 製造業	1,363,476	1,393,245	1,459,648
— 運輸與運輸設備	4,330,293	4,509,199	4,511,617
— 其他	6,296,263	7,825,680	6,907,826
— 小計	32,860,830	34,697,466	33,907,811
個人			
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	2,047,159	2,386,447	2,207,192
— 購買其他住宅物業的貸款	36,716,304	43,263,844	39,930,918
— 信用卡貸款	1,384,054	1,945,047	1,692,322
— 其他	3,204,082	3,686,556	3,333,374
— 小計	43,351,599	51,281,894	47,163,806
在香港使用的貸款總額	76,212,429	85,979,360	81,071,617
貿易融資	3,166,708	3,145,345	3,272,588
在香港以外使用的貸款	25,563,843	22,176,189	24,064,369
客戶貸款總額	104,942,980	111,300,894	108,408,574

3. ***客戶貸款 — 按區域分類***

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	30/6/2003		
	客戶貸款總額	不履行貸款	逾期3個月以上的客戶貸款
	港幣千元	港幣千元	港幣千元
香港	84,694,817	1,911,321	1,178,335
中華人民共和國	4,593,239	745,156	748,877
其他亞洲國家	4,990,938	159,451	176,111
其他	10,663,986	66,350	66,886
總額	104,942,980	2,882,278	2,170,209

	30/6/2002		
	客戶貸款總額	不履行貸款	逾期3個月以上的客戶貸款
	港幣千元	港幣千元	港幣千元
香港	93,029,972	2,340,156	2,485,244
中華人民共和國	3,638,106	531,707	644,173
其他亞洲國家	4,366,586	128,218	121,248
其他	10,266,230	206,982	1,869
總額	111,300,894	3,207,063	3,252,534

	31/12/2002		
	客戶貸款總額	不履行貸款	逾期3個月以上的客戶貸款
	港幣千元	港幣千元	港幣千元
香港	89,449,624	2,041,748	1,234,390
中華人民共和國	4,132,169	769,605	859,330
其他亞洲國家	5,024,629	171,560	145,336
其他	9,802,152	125,088	38,807
總額	108,408,574	3,108,001	2,277,863

4. ***跨國債權***

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便須予以披露。

	30/6/2003			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	5,414,255	529,127	3,753,810	9,697,192
亞洲國家（不包括中華人民共和國）	13,200,385	976,714	6,089,785	20,266,884
北美洲	4,986,105	963,601	4,868,598	10,818,304
西歐	32,469,016	105,683	1,213,058	33,787,757

	30/6/2002			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	3,350,950	445,369	3,339,957	7,136,276
亞洲國家（不包括中華人民共和國）	13,485,849	1,004,322	5,050,055	19,540,226
北美洲	4,811,261	82,129	3,876,815	8,770,205
西歐	23,755,103	10,176	598,242	24,363,521

	31/12/2002			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	6,022,429	560,217	3,051,859	9,634,505
亞洲國家（不包括中華人民共和國）	10,942,142	1,107,992	5,933,867	17,984,001
北美洲	4,375,369	3,597,083	4,234,618	12,207,070
西歐	25,357,970	167,455	858,420	26,383,845

5. ***逾期，經重組及收回資產***

(a) *逾期及經重組貸款*

	30/6/2003		30/6/2002		31/12/2002	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
逾期客戶貸款						
— 3個月以上至6個月	489,949	0.5	662,286	0.6	642,305	0.6
— 6個月以上至1年	550,957	0.5	690,284	0.6	391,029	0.4
— 1年以上	1,129,303	1.1	1,899,964	1.7	1,244,529	1.1
	2,170,209	2.1	3,252,534	2.9	2,277,863	2.1
經重組客戶貸款	655,882	0.6	181,766	0.2	624,138	0.6
逾期及經重組貸款總額	2,826,091	2.7	3,434,300	3.1	2,902,001	2.7
有抵押逾期貸款	2,037,119	2.0	2,710,028	2.4	2,189,786	2.0
無抵押逾期貸款	133,090	0.1	542,506	0.5	88,077	0.1
有抵押逾期貸款抵押品市值	3,058,217		4,080,946		3,462,986	

於2003年6月30日、2002年6月30日及2002年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有逾期3個月以上或經重組的貸款。

(b) *不履行客戶貸款*

不履行客戶貸款即利息撥入暫記賬或已停止累計利息的貸款。

	30/6/2003		30/6/2002		31/12/2002	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
客戶貸款總額	2,882,278	2.75	3,207,063	2.88	3,108,001	2.87
特殊準備	260,401		416,901		279,713	
懸欠利息	560,325		598,978		559,576	

於2003年6月30日、2002年6月30日及2002年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有利息撥入暫記賬或已停止累計利息的貸款，亦沒有就該等貸款提撥特殊準備。

(c) *對賬*

	30/6/2003	30/6/2002	31/12/2002
	港幣千元	港幣千元	港幣千元
逾期貸款 *(附註1)*	2,170,209	3,252,534	2,277,863
經重組貸款 *(附註2)*	655,882	181,766	624,138
逾期及經重組貸款總額	2,826,091	3,434,300	2,902,001
減：逾期但仍累計利息貸款	(280,964)	(387,336)	(242,684)
減：經重組但仍累計利息貸款	(23,740)	(83,074)	(57,247)
加：不履行貸款但非逾期或經重組	360,891	243,173	505,931
不履行貸款總額	2,882,278	3,207,063	3,108,001

附註：

(1) 即逾期3個月以上的貸款。

(2) 根據修訂還款條款已逾期超過3個月的經重組貸款，已列入逾期貸款範圍，並不屬於經重組貸款。

(d) *其他逾期及經重組資產*

	30/06/2003	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	3,112	29,701
— 6個月以上至1年	2,594	1,165
— 1年以上	1,342	6,999
	7,048	37,865
經重組資產	—	—
其他逾期及經重組資產總額	7,048	37,865

	30/06/2002	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	8,523	5,068
— 6個月以上至1年	2,362	1,772
— 1年以上	1,978	6,449
	12,863	13,289
經重組資產	—	—
其他逾期及經重組資產總額	12,863	13,289

	31/12/2002	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	4,029	1,275
— 6個月以上至1年	1,096	9,850
— 1年以上	1,202	6,486
	6,327	17,611
經重組資產	—	—
其他逾期及經重組資產總額	6,327	17,611

* 其他資產是指貿易票據及應收款項。

(e) *收回資產*

	30/6/2003	30/6/2002	31/12/2002
	港幣千元	港幣千元	港幣千元
收回物業	226,748	481,156	390,499
收回汽車	6,645	6,090	4,990
收回資產總額	233,393	487,246	395,489

此等數額指收回資產於2003年6月30日、2002年6月30日及2002年12月31日的估計市值。

H. 分部報告

本集團就其業務的分部編製分部資料。

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣服務、提供網上證券買賣服務及資產管理。

企業服務包括公司秘書服務、證券登記及商業服務、及離岸企業及信託服務。

其他業務包括銀行保險、保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、銀行行址、以及其他未能合理分配予特定業務分部的業務活動。

截至30/6/2003止6個月

	個人銀行	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	976,928	557,757	274,915	21	13,919	(46,527)	—	1,777,013
源自外界客戶的								
其他經營收入	237,940	125,062	308,707	181,356	61,321	36,359	—	950,745
分部間之交易收入	—	—	—	—	—	68,055	(68,055)	—
經營收入總額	1,214,868	682,819	583,622	181,377	75,240	57,887	(68,055)	2,727,758
未扣除準備的經營								
溢利／(虧損)	680,684	437,776	450,894	52,408	4,595	(224,910)	—	1,401,447
壞賬及呆賬支出	(124,651)	(75,741)	(69,667)	(4,924)	(5,515)	(10,713)	—	(291,211)
已扣除準備的經營								
溢利／(虧損)	556,033	362,035	381,227	47,484	(920)	(235,623)	—	1,110,236
分部間之交易	56,380	4,746	4,091	—	—	(65,217)	—	—
經營利潤	612,413	366,781	385,318	47,484	(920)	(300,840)	—	1,110,236
期內減值損失								
回撥／(增加)	—	(2,223)	—	—	5,557	971	—	4,305
應佔聯營公司溢利減虧損	(2,537)	13,561	(10,701)	—	23,421	(1,049)	—	22,695
其他收入及支出	—	—	(2,207)	—	—	(105,843)	—	(108,050)
除税前溢利／(虧損)	609,876	378,119	372,410	47,484	28,058	(406,761)	—	1,029,186
税項	—	—	—	—	—	(224,992)	—	(224,992)
少數股東權益	—	—	—	(11,827)	135	—	—	(11,692)
股東應佔溢利／(虧損)	609,876	378,119	372,410	35,657	28,193	(631,753)	—	792,502
期內折舊	(42,038)	(18,685)	(8,174)	(3,540)	(4,327)	(35,543)	—	(112,307)
商譽攤銷	(16,887)	(13,216)	(21,040)	(16,722)	(470)	—	—	(68,335)

截至30/6/2002止6個月重報

	個人銀行	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	1,215,125	361,565	253,171	16	10,949	(22,018)	—	1,818,808
源自外界客戶的其他經營收入	303,122	101,967	152,557	154,921	114,353	(3,475)	—	823,445
分部間之交易收入	8,311	30,672	97	—	—	74,267	(113,347)	—
經營收入總額	1,526,558	494,204	405,825	154,937	125,302	48,774	(113,347)	2,642,253
未扣除準備的經營溢利／(虧損)	807,179	279,889	236,131	63,363	34,899	(153,290)	—	1,268,171
壞賬及呆賬支出	(305,630)	(2,622)	(143)	(1,061)	(1,594)	(10,174)	—	(321,224)
已扣除準備的經營溢利／(虧損)	501,549	277,267	235,988	62,302	33,305	(163,464)	—	946,947
分部間之交易	95,198	(26,455)	3,434	—	—	(72,177)	—	—
經營利潤	596,747	250,812	239,422	62,302	33,305	(235,641)	—	946,947
期內減值損失回撥／(增加)	—	7,161	451	—	1,416	(3,985)	—	5,043
應佔聯營公司溢利減虧損	206	15,199	(6,522)	—	(1,063)	(295)	—	7,525
其他收入及支出	—	—	(6,154)	—	—	3,098	—	(3,056)
除稅前溢利／(虧損)	596,953	273,172	227,197	62,302	33,658	(236,823)	—	956,459
稅項	—	—	—	—	—	(183,962)	—	(183,962)
少數股東權益	—	—	—	(18,566)	—	—	—	(18,566)
股東應佔溢利／(虧損)	596,953	273,172	227,197	43,736	33,658	(420,785)	—	753,931
期內折舊	(49,421)	(14,271)	(5,585)	(1,895)	(6,463)	(35,424)	—	(113,059)
商譽攤銷	(19,059)	(14,349)	(17,735)	(10,846)	(470)	—	—	(62,459)

I. 遞延稅項資產及負債確認

確認於綜合資產負債表中遞延稅項資產及負債的組成部份及期內之轉變如下：

遞延稅項源自：	折舊免稅額超過有關折舊	租賃交易	物業重估	準備	外匯合約未實現盈利／未賺取折扣	稅項虧損	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
2003年1月1日	256,709	436,636	169,043	(164,620)	23,973	(92,386)	3,974	633,329
投資撤銷額	—	(166,824)	—	—	—	—	—	(166,824)
綜合損益賬內撤銷／(存入)	29,793	(77)	—	(377)	8,169	2,148	915	40,571
儲備撤銷	—	—	15,575	—	—	—	—	15,575
匯兌及其他調整	—	—	—	—	—	269	—	269
2003年6月30日	286,502	269,735	184,618	(164,997)	32,142	(89,969)	4,889	522,920
2002年1月1日	266,213	329,106	175,141	(168,452)	18,267	(83,684)	3,090	539,681
經收購附屬公司的增置	400	—	—	—	—	—	—	400
投資撤銷額	—	(51,313)	—	—	—	—	—	(51,313)
綜合損益賬內撤銷／(存入)	26,680	1,263	—	4,744	(8,392)	4,457	635	29,387
存入儲備	—	—	(1,655)	—	—	—	—	(1,655)
匯兌及其他調整	—	—	—	—	—	(7,536)	—	(7,536)
2002年6月30日	293,293	279,056	173,486	(163,708)	9,875	(86,763)	3,725	508,964

	30/6/2003	30/6/2002
	港幣千元	港幣千元
確認於綜合資產負債表的遞延稅項資產淨額	(67,809)	(80,837)
確認於綜合資產負債表的遞延稅項負債淨額	590,729	589,801
	522,920	508,964

J. 資產負債表以外的項目

以下為每項資產負債表以外項目重大類別的概要：

	30/6/2003	30/6/2002	31/12/2002
	港幣千元	港幣千元	港幣千元
或然負債及承擔的約定數額			
— 直接信貸代替品	4,159,808	4,019,560	4,125,735
— 與交易有關的或然項目	514,149	619,353	519,227
— 與貿易有關的或然項目	2,358,338	2,735,211	2,152,000
— 其他承擔：			
原到期日少於1年或可無條件取消	20,682,040	21,317,430	20,615,082
原到期日在1年及以上	7,633,186	7,269,070	8,416,217
— 其他	57,594	—	—
總額	35,405,115	35,960,624	35,828,261
— 信貸風險加權數總額	8,171,875	8,084,833	8,559,065
衍生工具的名義數額			
— 匯率合約	23,714,955	26,760,833	21,062,568
— 利率合約	12,926,891	8,361,158	11,347,330
— 股份合約	586,888	231,648	372,262
總額	37,228,734	35,353,639	32,782,160
— 信貸風險加權數總額	326,358	182,712	218,951
— 重置成本總額	932,254	216,380	425,196

資產負債表以外項目的重置成本及信貸風險加權數額，並未計入雙邊淨額安排的影響。

K. 貨幣風險

1. 如個別外幣的持倉淨額佔所持有外幣淨持倉總額的10%或以上，便須予以披露。

	30/6/2003 港幣百萬元				
	美元	加元	英鎊	其他	總額
現貨資產	43,998	5,112	3,714	18,238	71,062
現貨負債	(42,663)	(5,146)	(6,199)	(20,755)	(74,763)
遠期買入	12,703	657	2,953	7,493	23,806
遠期賣出	(13,109)	(524)	(589)	(4,958)	(19,180)
長／(短)盤淨額	929	99	(121)	18	925

	30/6/2002 港幣百萬元				
	美元	加元	英鎊*	其他	總額
現貨資產	45,173	3,339	5,649	16,601	70,762
現貨負債	(47,853)	(4,024)	(5,850)	(16,932)	(74,659)
遠期買入	16,406	973	903	6,039	24,321
遠期賣出	(13,014)	(162)	(699)	(5,701)	(19,576)
長盤淨額	712	126	3	7	848

	31/12/2002 港幣百萬元				
	美元	加元	英鎊	其他	總額
現貨資產	50,001	4,049	4,838	17,278	76,166
現貨負債	(48,381)	(4,425)	(6,161)	(19,821)	(78,788)
遠期買入	11,731	805	1,434	6,466	20,436
遠期賣出	(12,830)	(311)	(236)	(3,858)	(17,235)
長／(短)盤淨額	521	118	(125)	65	579

* 此等外幣是少於外幣淨持倉總額的10%。該數額只列作比較用途。

2. 如個別外幣的結構性持倉淨額佔所持有外幣結構性淨持倉總額的10%或以上，便須予以披露。

	30/6/2003 港幣百萬元			
	美元	加元	其他	總額
結構性持倉淨額	1,431	220	366	2,017

	30/6/2002 港幣百萬元			
	美元	加元	其他	總額
結構性持倉淨額	1,390	195	338	1,923

	31/12/2002 港幣百萬元			
	美元	加元*	其他	總額
結構性持倉淨額	1,416	188	367	1,971

* 此等外幣是少於外幣結構性淨持倉總額的10%。該數額只列作比較用途。

L. 資本、資本充足及流動資金資料

因會計政策變更導致的前期調整，已計算入2002年6月30日及2002年12月31日的資本充足比率及資本基礎內。

1. *資本充足比率*

	30/6/2003	30/6/2002 重報	31/12/2002 重報
	百分率	百分率	百分率
未經調整資本充足比率	17.1	16.9	16.9
調整後資本充足比率	17.0	16.9	16.8

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及《銀行條例》附表3。綜合基準包括了本銀行及其所有附屬公司。

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

2. *扣減後的資本基礎*

	30/6/2003	30/6/2002 重報	31/12/2002 重報
	港幣千元	港幣千元	港幣千元
核心資本			
繳足股款的普通股股本	3,629,676	3,599,326	3,615,863
股份溢價	355,427	372,036	356,210
儲備	13,787,298	13,122,684	13,228,115
少數股東權益	(76,759)	35,094	44,708
減：商譽	(2,347,937)	(2,242,135)	(2,181,433)
核心資本總額	15,347,705	14,887,005	15,063,463
可計算的附加資本			
土地及土地權益價值重估儲備（以70%計算）	745,173	835,507	756,077
一般呆賬準備	1,256,804	1,410,234	1,339,533
有期後償債項	4,277,803	4,274,617	4,276,227
可計算的附加資本總額	6,279,780	6,520,358	6,371,837
扣減前的資本基礎總額	21,627,485	21,407,363	21,435,300
資本基礎總額扣減項目	(971,491)	(934,389)	(953,797)
扣減後的資本基礎總額	20,655,994	20,472,974	20,481,503

3. *儲備*

	30/6/2003	30/6/2002 重報	31/12/2002 重報
	港幣千元	港幣千元	港幣千元
股份溢價	355,427	372,036	356,210
一般儲備	11,725,166	11,515,206	11,623,411
行址重估儲備	1,064,534	1,079,221	1,080,109
投資物業重估儲備	—	114,362	—
匯兑重估儲備	18,971	(13,506)	(17,905)
其他儲備	53,969	91,187	91,968
留存溢利	2,323,134	1,832,140	2,036,863
總額	15,541,201	14,990,646	15,170,656
未入賬擬派股息	333,930	302,343	506,221

4. *流動資金比率*

	截至30/6/2003止6個月	截至30/6/2002止6個月	截至31/12/2002止年度
	百分率	百分率	百分率
期內平均流動資金比率	46.0	46.4	46.1

期內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及《銀行條例》附表4。

M. 符合指引

此中期報告經已完全符合香港金融管理局於2002年11月8日所發出的監管政策手冊《本地註冊認可機構披露中期財務資料》的標準，以及香港會計師公會於2001年12月發出的修訂《會計實務準則》第25號「中期財務報告」的準則。

中期股息

本行董事會欣然宣布派發截至2003年6月30日止6個月的中期股息每股港幣2角3仙（2002年：港幣2角1仙），此中期股息將以現金派發予於2003年8月27日星期三辦公時間結束時在股東名冊上已登記的股東，股東亦可選擇收取已繳足股款的新股以代替現金。是項以股代息的詳情將連同有關選擇表格約於2003年8月27日星期三寄予各股東。因以股代息而發行的新股有待香港聯合交易所有限公司上市委員會批准後方可派發及作買賣。而有關的股息單及以股代息的股票將約於2003年9月18日星期四以平郵寄予股東。

過戶日期

由2003年8月25日星期一起至2003年8月27日星期三止，本行將暫停辦理股票過戶登記。如欲享有上述中期股息，股東須於2003年8月22日星期五下午4時前，將過戶文件送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司辦理登記手續。

財務回顧

財務表現

在此2003年中期業績通告中，已包括本年度因採納經修訂之《會計實務準則》第12號「入息稅項」有關會計政策變更所導致的前期調整。

2003年3月，香港爆發了非典型肺炎，嚴重打擊本地經濟，尤以零售、旅遊和飲食業為然。因此，失業情況惡化，消費信貸市場亦每況愈下。此外，利率持續出現下調壓力，銀行業競爭仍然激烈。雖然經營環境十分困難，於2003年首6月，東亞銀行集團的股東應佔溢利達港幣793,000,000元，比較上年度同期溢利港幣754,000,000元，上升港幣39,000,000元，即5.1%；而比較2002年下半年錄得的溢利港幣516,000,000元，則上升港幣277,000,000元，或53.6%。基本每股盈利為港幣0.55元。平均資產回報率及平均股本回報率分別為0.9%和8.4%。

本行2003年上半年的淨利息收入，由2002年同期的港幣1,819,000,000元減少至港幣1,777,000,000元，共下跌港幣42,000,000元，或2.3%。淨息差則收窄至2.01%。

非利息收入方面卻持續有良好表現，由2002年上半年度的港幣823,000,000元，增加至2003年同期的港幣951,000,000元，升幅為15.5%。非利息收入大幅上升主要是由於證券投資取得可觀盈利。經營收入總額則上升3.2%，達港幣2,728,000,000元。

由於本行致力控制營運成本，2003年首6個月的經營支出總額較2002年同期數字稍跌3.5%，至港幣1,327,000,000元。成本相對收入之比率因而由2002年的52%，下降至2003年的48.6%，預期成本對收入比率將進一步改善，反映本行於近年進行的數項業務合併和整合措施已帶來成果。

於2003年上半年內，未扣除準備之經營溢利達港幣1,401,000,000元，較2002年錄得的港幣1,268,000,000元，上升10.5%；同時亦較2002年下半年錄得的港幣1,246,000,000元增加了12.5%，顯示了東亞銀行的核心業務取得強勁的表現。

在現時疲弱的經濟環境中，本行採取了各項預防措施以減低虧損的潛在風險，因而本行的資產素質得以持續改善。故此，於2003年首6個月，本行壞賬及呆賬支出相對2002年同期數字港幣321,000,000元，下降了9.3%至港幣291,000,000元；較諸2002年下半年壞賬及呆賬支出港幣490,000,000元，則減少40.5%。不履行貸款佔貸款總額的比率，則由2002年6月底及12月底的2.9%，進一步下調至2003年6月底的2.8%。

由於未扣除準備之經營溢利上升，而壞賬及呆賬支出則下跌，故本行已扣除準備之經營溢利錄得雙位數字17.2%的增長，達港幣1,110,000,000元。

隨著物業價格持續下跌，東亞銀行的投資物業及銀行行址價值分別錄得虧損港幣20,000,000元及港幣80,000,000元。

2003年上半年內，本行之應佔聯營公司的除稅前溢利減虧損為淨溢利港幣23,000,000元，2002年同期淨溢利則為港幣7,000,000元。

少數股東權益減少港幣7,000,000元至港幣11,000,000元。由於除稅前溢利及利得稅率上調及會計界採納了經修訂的《會計實務準則》第12號，故稅項支出上升了22.3%，達港幣225,000,000元。因此2003年上半年的股東應佔溢利為港幣793,000,000元。

財務狀況

於2003年6月30日，東亞銀行集團的綜合資產總額為港幣189,323,000,000元，其中客戶貸款佔55.4%，即港幣104,943,000,000元。客戶存款總額達港幣147,146,000,000元。在計入借貸資本共港幣4,278,000,000元後，資本總額由2002年底的港幣23,107,000,000元，增加1.1%至港幣23,372,000,000元。

本行在2003年上半年度分別發行總值港幣2,000,000,000元的存款證、68,000,000澳元及74,000,000紐元的貼現存款證；本行並於到期時贖回535,000,000美元及港幣2,135,000,000元的存款證，及購回其總值港幣65,000,000元之各類存款證。

於2003年6月30日，本行的債務組合總額面值為港幣6,755,000,000元，其賬面值則為港幣6,532,000,000元。

在計入所有已發行的債務工具後，本行的貸款對存款比率為68.3%，較2002年6月30日的75.6%下降7.3%。

已發行債務證券之年期
(以百萬元位列示)

	貨幣	總面值	到期年份 2003	2004	2006	2007
浮息存款證						
於2001年發行	港幣	1,000	1,000			
於2002年發行	港幣	1,061		1,061		
於2002年發行	美元	25	25			
於2003年發行	港幣	2,000		2,000		
合共	港幣	4,061	1,000	3,061		
合共	美元	25	25			
定息存款證						
於1999年發行	港幣	100		100		
貼現存款證						
於2002年發行	港幣	510			510	
於2002年發行	美元	90				90
於2003年發行	澳元	66			66	
於2003年發行	紐元	73			73	
可換股債券						
於1996年發行	美元	15	15			
零售可贖回存款證						
於2002年發行	港幣	397				397
所有已發行債務證券(相等於港幣)		6,755	1,314	3,161	1,184	1,096

風險管理

風險管理為業務運作的重要一環。本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下分配資本以抵禦該等風險。本集團的風險管理政策均由管理層、有關的專責委員會和／或風險管理委員會定期檢討，並經董事會批核。內部稽核員亦會對業務部門進行定期稽核，以確保該等政策及程序能得以遵從。本集團並已設立投資委員會以制定本集團的投資策略，及監察投資活動的表現和法規遵從情況。

(a) ***信貸風險管理***

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團的貸款及財資業務。為了監管本集團的信貸風險管理，董事會已授權本行之信貸委員會執行這職能；而此信貸風險管理乃獨立於借貸業務單位。

信貸委員會負責處理所有與本集團信貸風險有關之事務，包括信貸政策制定、信貸審批、對遵從監管要求的保證，以及監控資產素質。

本集團在評估客戶或交易對手的信貸風險時，主要考慮因素為其財政實力及還款能力。然而，本行仍可藉客戶或交易對手提供的抵押品以減低信貸風險。此外，本行亦採取適當的控制措施以監控信貸集中的潛在風險，例如根據本行的資本基礎以釐定大額風險限額。

就此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控處理、10級貸款分類系統、信貸追收及撥備政策作出詳盡的規定。

信貸委員會會定期審閱及批核本集團之信貸手冊，以確保本集團之信貸風險管理政策及制度健全和有效。

(b) *流動資金風險及市場風險管理*

董事會授權資產負債管理委員會管理本集團的資產及負債狀況。此委員會的職能是監控集團內有關利率風險、流動資金風險及市場風險的運作情況。

(1) *流動資金風險*

流動資金風險是指本集團可能無法履行當前承擔的風險。本集團已制定流動資金風險管理政策，並經由風險管理委員會審閱及得到董事會批核。本集團透過法定流動資金比率、貸款對存款比率及到期錯配組合，以量度集團的流動資金狀況。

資產負債管理委員會每日均緊密監察集團的流動資金情況，以確保集團的資產、負債及承擔的流動結構足以切合對資金的需求，並能經常符合法定的流動資金比率。本集團於2003年上半年度的平均流動資金比率為46.0%，遠超於法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預計的大量資金需求。

(2) *市場風險管理*

市場風險是指由市場上之息率及價格的變化對銀行的資產、負債及承擔的影響，因而引起盈利或虧損的風險，這包括利率、匯率、股票價格及商品價格等。

本集團的市場風險源自以當時市場價格估值(即按市價計值之基準)所持有作買賣交易的外匯、債務證券、股份及衍生工具，及源自以成本加應計利息估值(即累計基準)的投資及銀行活動的財務資產及負債，以及在資產負債表上以公平價值衡量並分類作其他投資項目的證券。本集團在衍生工具上的交易活動，主要是為執行客戶的交易指令，以及為對其他交易項目所持倉盤而需要對冲。本集團已制定包括有適當指引、程序和控制措施的市場風險管理政策，用以監控市場風險。

財務衍生工具的價值是取決於其相關資產、利率、外匯或指數的表現。本集團對財務衍生工具的應用，主要在另類投資，或用以管理外匯、利率或股票風險，且僅會對此類工具作有限度使用。參與衍生工具交易活動的有關指引已載於本集團的市場風險管理政策內。本集團在衍生工具上的交易活動，主要包括在交易所成交的港元同業拆息市場的期貨合約及場外交易的外匯期權；而其他場外交易的外匯遠期、利率掉期及期權合約，主要被應用於對冲銀行業務賬冊上的利率及期權風險。

本集團在衡量和監察各交易活動的市場風險時，是根據本金（或名義）金額、未平倉盤及止蝕限制所制定，亦規定各營業部門、營業類別及整體的風險均受控於資產負債管理委員會已審閱及核准的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會由資產負債管理委員會定期檢查並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%之置信水平及一日持倉期，並計入不同市場及息率的相關程度來推算。

於2002年前，計算涉及風險數額的做法乃採用95%置信水平推算。自2002年開始，涉及風險數額的計算基準則改為99%置信水平。此改變是為遵循監管指引有關置信水平的規定。

於2003年6月30日，本集團與市場風險有關的財資交易組合的風險數額為港幣2,890,000元（2002年12月31日：港幣2,990,000元）。2003年上半年，本集團與市場風險有關的財資交易每日平均收入為港幣530,000元（2002年上半年：港幣420,000元）。每日收入的標準差為港幣420,000元（2002年上半年：港幣340,000元）。


與市場風險有關財資交易的收入每日分布圖 — 2003年上半年
日數
60
50
40
30
20
10
0
0
1
0
0
3
11
48
42
8
2
3
3
-1以下
-1至-0.75
-0.75至-0.5
-0.5至-0.25
-0.25至0
0至0.25
0.25至0.5
0.5至0.75
0.75至1
1至1.25
1.25至1.5
1.5以上
收入（港幣百萬元）


與市場風險有關財資交易的收入每日分布圖 — 2002年上半年
日數
60
50
40
30
20
10
0
0
1
1
0
5
29
37
32
7
6
2
0
-1以下
-1至-0.75
-0.75至-0.5
-0.5至-0.25
-0.25至0
0至0.25
0.25至0.5
0.5至0.75
0.75至1
1至1.25
1.25至1.5
1.5以上
收入(港幣百萬元)

上圖為本集團於2003年上半年(對比2002年上半年)與市場風險有關的財資交易收入的每日分布情況。圖中顯示了121個交易日中有4日(2002年:於120個交易日中有7日)出現虧損。而最普遍的單日收入,是介乎港幣250,000元至港幣500,000元之間,共計48日(2002年:相同收入範圍有37日)。最高的單日虧損為港幣890,000元(2002年:港幣910,000元),次高的單日虧損為港幣220,000元(2002年:港幣640,000元);而最高的單日收入是港幣3,170,000元(2002年:港幣1,440,000元)。

(i) *外匯風險承擔*

本集團的外匯風險源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由資金部管理,並維持在資產負債管理委員會所訂定的限額內。

在2003年6月30日,外匯交易持倉的風險數額為港幣290,000元(2002年12月31日:港幣200,000元)。2003年上半年每日平均外匯交易盈利為港幣470,000元(2002年上半年:港幣400,000元)。

本集團投資於分行、附屬公司及聯營公司的外幣投資,有關的溢利及虧損因為已撥入儲備內,所以未計算在風險數額內。管理此類外幣投資的主要目的,是要保護本集團的儲備免受匯率波動所影響。

(ii) *利率風險承擔*

本集團的利率持倉源自財資及商業銀行業務。利率風險來自交易組合及非交易組合。所有交易組合持倉由資金部管理,並維持在資產負債管理委員會所訂定的限額內;而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差,及某些定息資產和負債的不同到期日所引致,此等利率風險亦由本集團的資產負債管理委員會負責監管。

在2003年6月30日,債務證券及衍生工具交易(除外匯遠期合約及期權)的風險數額為港幣2,730,000元(2002年12月31日:港幣2,880,000元),此類交易活動在2003年上半年每日平均盈利為港幣50,000元(2002年上半年:港幣20,000元)。

(iii) *股票風險承擔*

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期審閱及監控股票買賣活動。在2003年6月30日，股票交易持倉的風險數額為港幣3,760,000元(2002年12月31日：港幣3,570,000元)。

(c) ***資本管理***

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團於2003年6月30日在計入市場風險的經調整資本充足比率為17.0%，未經調整之資本充足比率則為17.1%，兩者均遠超於法定的最低要求。

東亞銀行集團按各業務部門所承受的風險，為不同的業務活動分配資本。一些附屬公司或業務分支若受其他監管機構直接監管，便必須遵守有關監管機構的規定以維持足夠的資本。

業務回顧

改善運作環境，配合業務發展

合併計劃

本行兩家附屬公司東亞財務有限公司(「東亞財務」)及東亞授信有限公司(「東亞授信」)已於2003年5月26日與本行完成合併。

東亞財務及東亞授信分別於1969年及1985年成立。兩家公司的業務均為客戶提供信貸，主要是消費者借貸和機器融資服務。

是次合併讓東亞財務及東亞授信的客戶可以享用東亞銀行集團在香港、中國和海外提供的全面性銀行及金融服務。同時，合併也使東亞銀行達致更佳的經濟效益，提升營運效率。東亞財務及東亞授信於今年較早前已通知所有客戶有關合併及賬戶轉移至東亞銀行的安排，以確保一切業務轉讓至母公司能順利進行。

個人銀行業務

分行業務

為加強本行持續透過分行網絡來拓展產品銷售的策略，管理層決定推行全新的分行檢討計劃。本行於分行網絡採用全新設計概念，帶出現代化的鮮明形象，並擴闊分行大堂空間，以提高職員的銷售服務效率，為客戶提供更佳服務。未來數年，本行將會分階段重新裝修更多分行，展現分行的現代化面貌。

分行優化計劃旨在建立一個完善而運作有效的分行網絡，是一個持續推行的計劃：

- 2003年6月，白加士街分行已遷往尖沙咀北京道，改名為北京道一號分行。
- 下半年內，大坑西分行、上環分行、高士威道分行及荃灣街市街分行亦會相繼關閉，並與鄰近位置更佳的分行合併。
- 顯達理財中心亦採用全新設計標準進行重新裝修，並增設顯卓理財中心，於7月份遷往東亞銀行港灣中心21樓，易名為東亞銀行港灣中心分行。

隨著首間顯卓理財中心於去年12月在尖沙咀分行成功開業，今年上半年內本行已在不同分行增設顯卓理財中心：

- 1月：旺角分行
- 6月：北京道一號分行及觀塘分行

本行將在第3及第4季內選定更多分行增設11間顯卓理財中心，至2003年年底，顯卓理財中心總數將達至15間。

本行為繼續提升分行服務素質，由7月開始推行「分行服務素質計劃」，並計劃於年底進行客戶意見調查以作評估。

電子網絡銀行服務

非典型肺炎爆發期間，分行業務活動受到影響，客戶對互聯網服務需求殷切，本行電子網絡銀行服務亦錄得高速增長。現時用戶數目已超過230,000名；同時，於上半年內，平均每天交易亦超過90,000宗。期內，東亞銀行推出一系列網上理財的增值服務，包括CyberShopping、零售債券及新股網上認購、專為顯卓理財客戶而設的網上股票買賣，以及為個人與企業電子網絡銀行服務客戶而設，方便他們將資金直接轉賬至東亞銀行內地分行賬戶之服務等。此外，電子網絡銀行服務所推出的「電子網絡銀行服務卡」，更將應用範圍延伸至自動櫃員機，為本行客戶提供一個更全面的「一站式」綜合銀行服務。

客戶關係管理系統

本行已完成客戶關係管理系統第2階段的工作，因而可根據「客戶相對價值」進行客戶分層分析，並利用分析結果，推出更有效的產品營銷活動和新產品開發計劃。

現時客戶關係管理系統的發展里程已進入第3階段。本行將會擴大客戶相對價值的覆蓋範圍至更多產品，以便更有效地對盈利能力進行分析。

樓宇按揭貸款

非典型肺炎爆發，使本已疲弱的樓市進一步下滑，嚴重打擊本地按揭貸款市場。面對如此困難的經營環境及激烈的市場競爭，東亞銀行採納了分層推廣策略，並設計相應產品，開拓具潛力的專對性市場領域，以求取得更佳回報。例如，本行於4月份推出了顯卓理財按揭計劃以吸納資產值較高的優質按揭客戶，除了針對該等客戶推廣按揭貸款外，更可向他們就本行其他產品，如保險及投資產品作交叉銷售。此外，本行繼續加強與商業夥伴如地產發展商、律師及地產代理的合作關係，為客戶提供全面及一站式的按揭服務。

至於貸款素質管理方面，東亞銀行亦已加強了追討欠款的工作及採取相應預防措施，務求於樓價持續萎縮下盡力減低壞賬及撥備。

私人貸款

雖然失業率及個人破產數字持續攀升，本行仍能以一貫謹慎的貸款策略，使私人貸款業務維持良好的素質。此外，為了與更多優質客戶建立穩固關係，協助滿足他們的財務需要，本行與多家具規模的商戶合作，成功推出免息分期供款計劃。

信用卡業務

信用卡業務方面，本行推出了各項風險管理措施，有效地控制信用卡撇賬率。隨著正面信貸資料庫的成立並分階段實施，本行及業界的壞賬情況可望進一步得到改善。

此外，為貫徹推行客戶關係管理此一重要策略，本行為顯卓理財客戶發出了白金卡及金卡。期內，本行繼續推廣信用卡業務及增加信用卡使用量，先後推出了各項市場推廣計劃，如幸運抽獎、豐富的簽賬獎賞及優先訂票服務等。儘管在非典型肺炎爆發期間客戶消費下降，上述推廣活動仍深受客戶歡迎。

另外，為了更有效地運用資源和減省開支，信用卡中心已將部分後勤支援工序轉移至廣州後勤中心處理。

銀行保險業務

本行在2003年5月舉行了第3屆的「寶寶安心保」教育基金資助計劃，本年資助計劃的主題為「寶寶競技賽」，共送出3份各值港幣50,000元的教育基金予3位勝出的小朋友及其家庭。

此外，「安心保」大抽獎頒獎禮已於2003年5月29日完滿結束。此推廣計劃於2002年9月推出，旨在提升產品知名度、加強與客戶關係及提升銷售量。

由本年初起，東亞銀行已於其所有分行向客戶推廣藍十字全線的醫療保險產品。

藍十字保險

保險機榮獲「亞太傑出客戶服務獎」之創意大獎

藍十字於去年引進新科技，推出創新的旅遊"嘟"「保險機」，並獲亞太顧客服務協會選為「2002年度最佳創意科技」。「保險機」設置於九廣東鐵沿線多個車站內，以便前往內地的旅客，以八達通卡即時購買「中國旅遊"嘟"意外保險」，方便快捷。

超級品牌(Superbrand)

本年1月，藍十字獲選為香港134個超級品牌之其中之一。

以上獎項足證藍十字矢志成為優質保險公司，並全力維持其於旅遊保險業內之領導地位。

上海代表處

藍十字獲中國保險監督管理委員會批准在上海設立代表處，該代表處已於本年3月成立。

業務表現

2003年上半年內，藍十字保險業務表現理想，保費收入錄得20%的升幅，較預期超出5%。

企業銀行業務

企業及銀團貸款

作為本港一家主要貸款銀行，本行向來積極為大型客戶安排及包銷銀團貸款。隨著貸款息差不斷收窄，本行致力吸納優質的中型企業客戶，以擴大本行的客戶與收入基礎。

本地銀團貸款市場本已呆滯，加上香港經濟受非典型肺炎影響，以致貸款市場收縮。儘管如此，本行仍能於今年上半年穩佔其市場份額。本行參與了若干主要貸款項目，其中包括分別為新鴻基地產涉資港幣80億元的銀團貸款，以及建滔化工集團涉資港幣8億5,000萬元的銀團貸款擔任聯合安排行及牽頭銀行。此外，本行亦致力加強拓展非利息收入，在多項銀團貸款中擔任代理行、抵押品信託人或賬戶開立行等角色。

往後，本行將繼續提升盈利能力，為更多優質客戶提供度身訂造的服務；其中尤以管理優良的中型客戶為本行集中拓展的服務對象，為他們安排企業貸款及銀團貸款，配合其對資金的特別需求。

工商業貸款

2003年上半年，在經濟不景和非典型肺炎爆發的嚴重影響下，香港的貿易融資活動大受打擊。在非典型肺炎的肆虐下，面對如此嚴峻的經營環境，本行採取了富彈性的信貸政策，以照顧個別受影響企業客戶的需要。為配合客戶在資金需要方面的轉變，並向他們提供營運資金，本行推出了一項新產品「出口貸款」服務，為他們提供營運資金。此外，本行亦會不斷推出更多優質的產品，為企業客戶提供更佳服務，並持續開發一些回報條件更佳的市場領域，拓展更多業務。

中小型企業貸款

東亞銀行積極參予由政府工業貿易署策劃，並已進一步擴大之「中小企業信貸保證計劃」，大力支持各中小型企業，向他們提供融資服務，協助其業務發展。新修訂的貸款保證計劃增加了不少彈性，最主要是信貸保證範圍已經擴大，即新增了聯繫式營運資金貸款及應收賬融資貸款，使中小企在原有的信貸保證計劃下，現可以進一步獲得更大的貸款額。隨著非典型肺炎爆發，東亞銀行更不遺餘力協助該等受疫症影響之行業，申請政府提供的有關「紓困貸款擔保計劃」，又積極參與了政府為受非典型肺炎影響之行業成立的特別工作小組，配合政府所制訂其他各項紓困措施。

同時，本行以顧問身份參與了由香港生產力促進局組織的「企業預警管理計劃」，為中小企業就改善其業務及發展提供專業意見。

資產融資

2003年上半年，本行加強了對中小型企業的業務推廣，因而機器融資貸款共錄得雙位數字的理想升幅。取得如此增長主要是由於本行特別加強與機器供應商的合作，且積極參與政府的中小企業信貸保證計劃。此外，儘管的士行業經營困難，本行仍然是市場中主要的士貸款銀行之一。本行現正積極部署，期望日後可於資產融資業務上持續增長。

證券貸款

本行積極為本地證券市場客戶推出不同的貸款服務和產品，在證券貸款業務方面再次錄得增長。同時，本行繼續提供新股上市的收票銀行服務，於本年6月參與了其中一個上市項目。本行預計於下半年將會陸續參與更多上市計劃，為發行機構提供收票銀行服務。本年內，本行仍會致力推廣新股認購貸款服務予廣大客戶。

東亞銀行(信託)有限公司

信託管理服務

今年上半年，東亞銀行(信託)有限公司成功地為香港房屋委員會之「租者置其屋」計劃轄下11個屋邨的業主立案法團，提供託管維修基金的服務，資產總額高達港幣5億6,000萬元。

此外，該公司已獲委任為「東亞資本增長基金」的信託人，該基金為一個根據《強制性公積金計劃條例》登記的核准匯集投資基金；而其子基金—東亞亞洲策略增長基金已於本年4月推出，為強積金計劃提供更多元化的投資機會。

強制性公積金

雖然本港的就業市場在2003年上半年深受經濟不景和非典型肺炎嚴重影響，但在期內本行的強積金集成信託計劃及行業計劃之成員人數依然錄得增長。為了進一步提升服務水平，本行在本年初進行了大型的客戶意見調查，藉此收集客戶的寶貴意見和建議。

企業電子網絡銀行服務

本行自2001年7月推出企業電子網絡銀行服務以來，至今已有超過6,700名企業客戶登記使用該項服務。在2003年5月，本行推出嶄新的中港轉賬服務，讓客戶透過企業電子網絡銀行服務把資金即時從本地賬戶轉賬至東亞銀行內地分行賬戶，此嶄新服務為所有在中港兩地設有業務而需要處理兩地財務事宜的客戶提供了重大的便利。

業務拓展

本行持續與香港中華廠商聯合會及香港貿易發展局緊密合作，攜手扶助本地企業拓展中港兩地業務。今年，本行首次贊助香港貨品編碼協會所舉辦之「中小型企業大使計劃」，該計劃旨在提高零售及批發行業內中小型企業實踐現代化供應鏈管理的能力。

為向企業客戶提供最新的市場資訊，本行於2003年6月舉辦了以「進軍中國市場、掌握成功之道」為題的「東亞論壇」，邀請了3位在國內從事不同行業的商界專才作講者，與本行客戶分享他們在內地營商的成功之道。此外，本行亦參與了由香港貿易發展局在6月舉辦的「中小企市場推廣日」。

投資業務

東亞證券有限公司 — 電子網絡股票買賣服務

2003年上半年內，本行的電子網絡股票買賣賬戶數目持續穩步上升，較上年度同期錄得32%的重大增長。所有新舊客戶均可享用本行提供的多個電子交易渠道，以進行網上股票買賣，其中包括使用互聯網、及透過電話或流動電話連接本行的「話音識別」電話買賣系統進行買賣。於2003年6月30日，本行已有超逾38%的客戶選用網上股票買賣服務。

隨著最低佣金收費於2003年4月正式撤消，東亞證券有限公司亦跟隨市場發展，相應調低有關透過電話或於櫃面落盤買賣交易的標準佣金收費。

為鼓勵客戶使用本行簡易操作的電子買賣平台進行股票買賣，該公司已提供各種優惠安排，包括大幅調低經紀佣金及每宗交易最低佣金收費。此等優惠安排得到客戶的廣泛支持，成績令人滿意。現時，透過電子網絡股票買賣系統完成的交易，分別佔本行總成交宗數及總成交金額的57%及35%。

東亞證券有限公司將繼續努力為客戶提供更完善的電子網絡股票買賣服務，包括於2003年下半年內提供互聯網「定點」即時股票報價服務，此項新服務類似現時的「串流」即時股票報價服務，但收費將會更低。此外，東亞證券亦將於下半年進一步提升「話音識別」電話買賣系統服務。

外幣／指數／股票掛鈎存款服務

為配合本行積極擴展財富管理服務的策略，本行為特選客戶推出了股票掛鈎存款及外幣掛鈎存款，為他們提供另類的投資產品選擇。此等掛鈎存款產品旨在為客戶於目前低息的投資環境下，根據個人的投資目標和對市場走勢的觸覺，賺取比傳統定期存款更理想的潛在回報。

2003年上半年內，掛鈎存款的投資金額及相關的費用收入均錄得可觀的升幅，較去年同期增長超逾兩倍。本行因應市場內較富裕的客戶群對此等產品需求不斷上升，已計劃降低掛鈎存款的最低投資金額，並於2003年第3季內將此產品的交易渠道伸展至電子網絡銀行服務。

保證基金

鑒於2003年上半年環球股市仍然波動，以及利率維持於極低水平，本行繼續向客戶提供100%本金保證的投資產品。2003年2月，本行成功推出了兩隻保證基金－「東亞銀行(澳元)保本派息基金」以及「東亞銀行(紐元)保本派息基金」。本行就該兩隻保證基金合共收得逾港幣6億元的認購金額。是次成功推出該兩隻基金，進一步為銀行拓展費用收入。

2003年6月中旬，東亞銀行再度推出另外一隻100%本金保證基金－「東亞銀行股匯市場保本派息基金」。該基金剛於7月15日截止認購，客戶認購的反應亦非常理想。該基金旨在提供與標準普爾500指數及澳元兑美元匯率的表現掛鈎所帶來的潛在資本增值。

企業服務

商務、企業及投資者服務

東亞銀行集團成員之一Tricor Holdings Limited(「卓佳」)是提供商務、企業及投資者服務行業的領導者。無論在服務範圍或業務規模上，皆是香港同類機構中最大的公司。在今年首6個月，由於美伊戰爭和非典型肺炎爆發，加上經濟環境不利，卓佳及其本地和跨國企業客戶之業務經營均受到嚴峻考驗。因此卓佳在提供外商在香港及大中華區投資之支援服務上，業務收入有所減少。此外，部分客戶亦暫延在香港的上市計劃；同時又因本地的經濟不景，卓佳在來自客戶的收費上面對一定的壓力。隨著上述事件現已結束本集團預料卓佳的業務在下半年應可逐步回升。

在2003年1月，卓佳收購了羅兵咸永道會計師事務所於香港的商務及企業服務之部門，進一步奠定其在此專業服務上的領導地位。

離岸企業及信託服務

本行透過其全資附屬公司East Asia Corporate Services (BVI) Limited，及其聯營公司East Asia International Trustees Limited，為客戶提供全面的離岸企業及信託服務。兩家公司均位於英屬處女群島，在當地擁有具專業資格和經驗豐富的職員，加上本集團香港職員的協助，為個人及企業客戶提供方便、快捷和高效率的服務。

中國業務總部

本行北京分行已於2003年2月28日開業。現時，本行在國內共有16個營業網點，為不斷增長的客戶提供多元化的優質銀行服務。

為進一步拓展分行網絡，本行已獲中國人民銀行批准籌建上海古北支行；預期該支行可於今年年底前開業。

2002年，本行全線國內分行皆獲准對各類客戶開展全面外幣業務。自2003年5月，本行國內分行已相繼獲人民銀行批准向國內居民提供個人購匯服務。此外，本行亦因應中國加入世界貿易組織承諾的市場開放時間表，分別為廣州分行及珠海分行申請開辦人民幣業務。廣州分行更已獲人民銀行批准籌辦該業務。

非典型肺炎的爆發無可避免地影響到本行國內業務的運作。然而，本行仍抓緊機會檢討國內分行的運作及客戶組合，以改善營運效率及資源分配，配合日後的業務發展。

海外分行業務

本行經常監察及評估全球的經濟發展，並相應調整其國際業務策略。2003年上半年內，本行關閉了位於越南的胡志明市代表處及位於菲律賓的馬尼拉代表處。

另一方面，透過本集團於美國的全資附屬銀行機構－美國東亞銀行，本行繼續擴展美國境內的業務，並於紐約設立區域行政辦事處，以便有效管理東亞銀行位於紐約及加州地區不斷增長的業務。

人力資源

於2003年6月30日，東亞銀行集團的僱員數目如下：

香港	4,090人
大中華其他地區	891人
海外	374人
合共	**5,355人**

2003年的上半年內，人力資源處監察及進一步調整去年訂定的統一人事政策。今年3月下旬爆發的非典型肺炎，對本行的「員工關懷及支援政策」是一項重大考驗，結果證明有關政策安排恰當，亦見其成效。此外，為配合各級員工在培訓及發展方面的不同需要，本行不斷提升員工培訓課程的素質，讓員工汲取相關的知識，以應付當前業務的新挑戰。

策略和前景

2003年上半年內，東亞銀行仍繼續推展其增長的策略。本行在2002年成功推出嶄新的企業形象，以及在分行網絡舉行龐大的宣傳計劃以推廣零售金融產品和服務，因此就推行有效一站式金融服務的策略，亦得到市場的廣泛注視。

本行透過細心策劃和推出不同產品和服務，盡力配合客戶需求，因此能在業內繼續維持本身的獨有地位和競爭位置；而由於傳統投資工具未能取得理想表現，近年來客戶因市場轉變而對產品需求已愈趨複雜。惟本行亦成功拓展了新的收入來源和市場商機。

繼2002年本行收購登捷時有限公司大部分股權後，本行亦在2003年初，成功收購了羅兵咸永道會計師事務所在香港的公司秘書及客戶賬務業務，此一收購進一步加強本行作為香港最大的商務、企業服務和公司秘書服務供應商的地位。這項分支業務現已集中在本行的附屬公司 — 卓佳集團旗下營運。

此外，本行會以顯卓理財服務之品牌，繼續拓展財富管理業務；該理財服務專以中上收入的個人及家庭客戶為服務對象，為他們提供一站式貴賓理財服務。

面對目前困難的經濟和經營環境，本行致力精簡運作和提升銀行營運效率，以發揮最佳的資源價值和控制成本。為達到此項目標，本行已推行一連串的計劃，其中包括本地分行優化計劃、將後勤工序北移至中國內地，以及建議集中所有支援運作於觀塘「創紀之城」第5期，本行預計該發展項目將於2005年初落成。

東亞銀行將會繼續憑藉其於國內強大的地位和穩固基礎，以攫取國內市場不斷湧現的商機。在2003年1月，本行在廣州成立一間新的支行；在2月，本行更成功將北京代表處提升為北京分行，為客戶提供全面服務。憑藉更廣泛的分行網絡，本行在中國市場的優越地位和角色將得以增強。

此外，除了香港和中國市場外，東亞銀行亦將努力尋求具潛質的業務和聯盟發展機會，繼續為其獨有的品牌地位創造和提升價值。

董事及行政總裁權益

根據《香港聯合交易所有限公司證券上市規則》「上市規則」公布的各董事及行政總裁於2003年6月30日所持有本行及任何其相聯法團(定義見《證券及期貨條例》第XV部)的股份，相關股份及債權證中的權益及淡倉的詳情如下：

I. 本行股份權益的好倉

姓名	身分及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	17,437,894		
	配偶的權益	639,336	18,077,230[1]	1.25
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,955,378	32,191,182[2]	2.22
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.03
李福深	實益擁有人	6,994,329		
	法團的權益	30,240,201	37,234,530[4]	2.56
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[5]	0.11
李福善	實益擁有人	894,000		
	配偶的權益	3,113,000		
	酌情信託的成立人	42,833,690	46,840,690[6]	3.23
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,482,901[7a]		
	子女的權益	22,587,727[7a]	22,587,851[7b]	1.56
李國星	實益擁有人	22,821		
	配偶的權益	32,443		
	酌情信託的受益人	30,955,378	31,010,642[8]	2.14
彭玉榮	實益擁有人	204,318	204,318	0.01
蒙民偉	實益擁有人	767,197		
	法團的權益	5,242,661	6,009,858[9]	0.41
陳棋昌	實益擁有人	218,610	218,610	0.02
羅友禮	信託的受託人	258,390	258,390[10]	0.02
邱繼炳	法團的權益	1,000,000	1,000,000[11]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無

附註：

1. *李國寶為17,437,894股的實益擁有人。由於其配偶潘金翠擁有639,336股之權益，他亦被視為擁有該等股份。*

2. *李福和為1,235,804股的實益擁有人。餘下之30,955,378股由The Fook Wo Trust持有，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,955,378股的權益(請參閱下列附註8)。*

3. 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益，他亦被視為擁有該等股份。

4. 李福深為6,994,329股的實益擁有人。由於他直接控制Heeptac Investment Co. Ltd.的三份之一投票權，因而被視為擁有該公司持有之30,240,201股。

5. 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有73.48%股權的恒基兆業發展有限公司持有中華煤氣36.49%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產65.19%股權。Hopkins (Cayman) Limited (「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins，Rimmer及Riddick的全部已發行股份。

根據《證券及期貨條例》，李兆基被視為有責任就Superfun所持有本行的1,000,000股作出披露。

6. 李福善為894,000股的實益擁有人。由於其配偶楊延茵擁有3,113,000股之權益，他亦被視為擁有該等股份。餘下之42,833,690股由兩個酌情信託Settlement of Dr. Simon F.S. Li 及 The Longevity Trust持有，李福善為該兩個酌情信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該42,833,690股出於自願性質。

7a. 黃子欣為一酌情信託The Wong Chung Man 1984 Trust的成立人，該信託擁有10,482,901股。而由於其未成年女兒黃迪怡為兩個酌情信託的酌情受益人，黃子欣亦被視為擁有該兩個酌情信託所持有的22,587,727股，其中包括上述以信託成立人身分擁有的10,482,901股。

7b. 由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。而由於其未成年女兒黃迪怡為兩個酌情信託的酌情受益人，黃子欣亦被視為擁有該兩個酌情信託所持有的22,587,727股。黃子欣為上述其中一個酌情信託The Wong Chung Man 1984 Trust的成立人，該酌情信託持有10,482,901股(請參閱上列附註7a)。

8. 李國星為22,821股的實益擁有人。由於其配偶吳伊莉擁有32,443股之權益，他亦被視為擁有該等股份。餘下之30,955,378股由一個酌情信託The Fook Wo Trust持有，李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人，李福和亦已就該等30,955,378股作出披露(請參閱上列附註2)。

9. 蒙民偉為767,197股的實益擁有人。餘下的5,242,661股當中：(i)4,502,798股由信興電器貿易有限公司持有；(ii) 668,323股由信興科技有限公司持有； 及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

10. 由於羅友禮為K.S. Lo Foundation的一位受託人，他被視為擁有K.S. Lo Foundation持有之258,390股。

11. 邱繼炳被視為擁有由他實益擁有的Bonham Industries Limited持有之1,000,000股。

II. 本行相關股份(就股本衍生工具而言)的好倉

根據本銀行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2003年6月30日止期間的資料，見於下列「認股權資料」項下。

III. 本行股份及(就股本衍生工具而言)相關股份的淡倉

無

IV. 本行相關法團的股份及(就股本衍生工具而言)相關股份的好倉及淡倉

無

V. 本行債權證權益

無

VI. 本行相關法團債權證權益

姓名	發行人	身分及性質	債權證數額
李兆基	East Asia Financial Holding (BVI) Limited	法團的權益(註)	5,000,000美元

註： 李兆基被視為擁有由Glorious Asia S.A.持有之5,000,000美元債權證。該等債權證由East Asia Financial Holding (BVI) Limited(本行的全資附屬公司)發行。Glorious Asia S.A.由恒基兆業有限公司(「恒基兆業」)全資擁有。Hopkins (Cayman) Limited (「Hopkins」),作為一個單位信託(「該單位信託」)的受託人,擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」),分別為不同全權信託的受託人,持有該單位信託的單位。李兆基擁有Hopkins,Rimmer及Riddick的全部已發行股份。

根據《證券及期貨條例》,李兆基被視為有責任就Glorious Asia S.A.持有上述債權證作出披露。

除上文所披露者外,於2003年6月30日,本行各董事或行政總裁概無根據《證券及期貨條例》第XV部第7及第8分部於本行或其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份或債權證中擁有(或根據《證券及期貨條例》的有關規定被認為或被視作擁有)任何權益或淡倉,或任何必須列入本行根據《證券及期貨條例》第352條予以存置的登記冊內的權益,或任何根據上市規則所載上市公司董事進行證券交易的標準守則必須向本行及香港聯合交易所有限公司申報的權益。

認股權資料

根據《上市規則》所披露有關認股權的資料如下:

(1) 截至2003年6月30日止6個月內認股權的變動:

		認股權數目				
姓名	授予日期[a]	於1/1/2003 尚未行使	授出	行使	失效	於30/6/2003 尚未行使
李國寶	20/4/1998	133,800	—	—	133,800	無
	21/4/1999	145,000	—	—	—	145,000
	20/4/2000	145,000	—	—	—	145,000
	19/4/2001	850,000	—	—	—	850,000
	18/4/2002	850,000	—	—	—	850,000
	02/5/2003	—	1,000,000[b]	—	—	1,000,000
彭玉榮	20/4/1998	119,400	—	—	119,400	無
	21/4/1999	130,000	—	—	—	130,000
	20/4/2000	130,000	—	—	—	130,000
	19/4/2001	400,000	—	—	—	400,000
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	—	500,000[b]	—	—	500,000
陳棋昌	20/4/1998	119,400	—	—	119,400	無
	21/4/1999	130,000	—	—	—	130,000
	20/4/2000	130,000	—	—	—	130,000
	19/4/2001	400,000	—	—	—	400,000
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	—	500,000[b]	—	—	500,000
僱員的總數*	20/4/1998	4,988,600	—	—	4,988,600	無
	21/4/1999	4,105,000	—	1,078,000[c]	10,000	3,017,000
	20/4/2000	10,723,000	—	—	356,000	10,367,000
	19/4/2001	3,710,000	—	—	205,000	3,505,000
	18/4/2002	3,855,000	—	—	—	3,855,000
	02/5/2003	—	13,525,000[b]	—	100,000	13,425,000

* 按香港《僱傭條例》所指的「連續合約」工作的僱員

(2) 截至2003年6月30日止6個月內並無認股權被註銷。

(3) 有關認股權的會計政策：

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。沒有僱員福利支出或債務於給予日或授予日被確認。當認股權被行使時，股本因所收款項而增加。

附註：

a. *認股權詳情：*

授予日期	*有效期*	*行使期*	*每股行使價*
			港幣（元）
20/4/1998	*20/4/1998 — 19/4/1999*	*20/4/1999 — 20/4/2003*	*15.30*
21/4/1999	*21/4/1999 — 20/4/2000*	*21/4/2000 — 21/4/2004*	*12.09*
20/4/2000	*20/4/2000 — 19/4/2001*	*20/4/2001 — 20/4/2005*	*16.46*
19/4/2001	*19/4/2001 — 18/4/2002*	*19/4/2002 — 19/4/2006*	*16.96*
18/4/2002	*18/4/2002 — 17/4/2003*	*18/4/2003 — 18/4/2007*	*15.80*
02/5/2003	*02/5/2003 — 01/5/2004*	*02/5/2004 — 02/5/2008*	*14.90*

b. *在截至2003年6月30日止6個月內授出認股權的價值：*

董事會認為評估認股權的價值涉及多方面主觀及不肯定的假設，因此不宜披露於截至2003年6月30日止6個月內授出之認股權的價值。董事會相信基於揣測性的假設以評估認股權的價值意義不大，且對股東有所誤導。

c. *在截至2003年6月30日止6個月內本銀行股份在緊接有關認股權行使日期之前的半年加權平均收市價：*

授予日期	*行使認股權數目*	*每股行使價*	*半年加權平均收市價*
		港幣（元）	*港幣（元）*
21/4/1999	*1,078,000*	*12.09*	*14.94*

除上述所披露外，於2003年6月30日，本銀行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本銀行或其任何相聯公司的股本或債務證券。

大股東及其他人士的權益

董事並不知悉有任何其他人士（本行的董事或行政總裁或其各自的聯繫人士除外）於2003年6月30日在本行的股份或相關股份中，擁有根據《證券及期貨條例》第XV部第2及第3分部必須向本行披露的權益或淡倉。

買賣本行上市證券

在截至2003年6月30日止6個月內，本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

遵守最佳應用守則

並無董事知悉任何資料，足以合理地指出本行在截至2003年6月30日止6個月任何期間內，無遵守上市規則附錄14所載的最佳應用守則。

承董事會命
主席兼行政總裁
李國寶　謹啟

香港，2003年8月1日


BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

ANNOUNCEMENT OF 2003 INTERIM RESULTS

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[1] of the Group for the six months ended 30th June, 2003. This interim financial report, which has been reviewed by the Bank's Audit Committee, is prepared on a basis consistent with the accounting policies and methods adopted in the 2002 annual accounts except for the accounting policy change made thereafter in adopting a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants[2].

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months ended 30/6/2003	6 months ended 30/6/2002 Restated	6 months ended 31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Interest income	2,946,979	3,189,693	3,189,860
Interest expense	(1,169,966)	(1,370,885)	(1,356,392)
Net interest income	1,777,013	1,818,808	1,833,468
Non-interest income	950,745	823,445	758,843
Operating income	2,727,758	2,642,253	2,592,311
Operating expenses	(1,326,311)	(1,374,082)	(1,346,779)
Operating profit before provisions	1,401,447	1,268,171	1,245,532
Charge for bad and doubtful debts	(291,211)	(321,224)	(489,715)
Operating profit after provisions	1,110,236	946,947	755,817
Net (loss)/profit on disposal of fixed assets	(6,287)	3,097	(34,264)
Revaluation deficit on investment properties	(19,515)	–	(92,257)
Impairment loss on bank premises	(80,041)	–	–
Net profit/(loss) on disposal of held-to-maturity debt securities, investment securities and associates	–	1,482	(1,026)
Written back/(Provision) on held-to-maturity debt securities, investment securities and associates	2,098	(2,592)	(36,989)
Share of profits less losses of associates	22,695	7,525	25,131
Profit for the period before taxation	1,029,186	956,459	616,412
Taxation[3]			
– Hong Kong	(165,722)	(137,408)	77,009
– Overseas	(18,532)	(19,308)	(28,594)
– Deferred	(40,571)	(29,387)	(129,966)
– Associates	(167)	2,141	(11,501)
Profit for the period after taxation	804,194	772,497	523,360
Minority interests	(11,692)	(18,566)	(7,505)
Profit attributable to shareholders	792,502	753,931	515,855
Profit for the Bank	772,964	649,604	358,370
Proposed dividends	333,930	302,343	506,221
Per share			
– basic earnings[4]	HK$0.55	HK$0.52	HK$0.36
– diluted earnings[4]	HK$0.55	HK$0.52	HK$0.36
– cash earnings[4]	HK$0.59	HK$0.57	HK$0.41
– dividend	HK$0.23	HK$0.21	HK$0.35

B. CONSOLIDATED BALANCE SHEET

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and short-term funds	36,616,791	36,117,022	34,937,640
Placements with banks and other financial institutions maturing between one and twelve months	17,779,931	11,445,285	11,670,652
Trade bills less provisions	677,583	555,903	671,763
Certificates of deposit held	3,036,466	2,349,716	2,370,751
Other investments in securities	11,338,395	6,367,691	13,255,164
Advances and other accounts less provisions	108,241,489	113,055,804	111,901,237
Held-to-maturity debt securities	4,054,475	2,612,129	3,125,686
Investment securities	291,229	265,895	253,428
Investments in associates	661,516	614,773	639,500
Goodwill	2,347,937	2,242,135	2,181,433
Fixed assets	4,277,260	4,786,954	4,407,057
Total Assets	189,323,072	180,413,307	185,414,311
LIABILITIES			
Deposits and balances of banks and other financial institutions	7,192,423	6,141,593	5,754,837
Deposits from customers	147,145,610	137,780,248	141,661,889
– Demand deposits and current accounts	8,258,225	7,253,611	7,044,517
– Saving deposits	31,808,299	25,966,657	27,769,116
– Time, call and notice deposits	107,079,086	104,559,980	106,848,256
Certificates of deposit issued	6,411,922	9,061,744	10,157,757
Convertible bonds issued	119,621	316,992	119,637
Tax and deferred tax liabilities	870,723	800,818	833,893
Other accounts and provisions	4,210,852	3,412,229	3,778,844
Total Liabilities	165,951,151	157,513,624	162,306,857
CAPITAL RESOURCES			
Loan capital	4,277,803	4,274,617	4,276,227
Minority interests	(76,759)	35,094	44,708
Share capital	3,629,676	3,599,326	3,615,863
Reserves	15,541,201	14,990,646	15,170,656
Shareholders' Funds	19,170,877	18,589,972	18,786,519
Total Capital Resources	23,371,921	22,899,683	23,107,454
Total Capital Resources and Liabilities	189,323,072	180,413,307	185,414,311

C. CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

	6 months ended 30/6/2003	6 months ended 30/6/2002 Restated
	HK$'000	HK$'000
Balance as at 1st January		
– As previously reported	18,875,039	18,247,501
– Arising from adoption of SSAP 12		
– Amortisation of restated goodwill	(51,449)	(44,174)
– Recognition of net deferred tax liabilities	(37,071)	(32,346)
– As restated	18,786,519	18,170,981
Recognition of net deferred tax liabilities	(15,575)	–
Release of net deferred tax liabilities	–	2,149
Net profit for the period	792,502	
– As previously reported		786,597
– Arising from adoption of SSAP 12		
– Amortisation of restated goodwill		(3,637)
– Recognition of net deferred tax liabilities		(29,029)
– As restated		753,931
Issued of share capital	76,785	95,086
Capital fee	–	(10)
Dividends	(506,232)	(473,198)
Exchange and other adjustments	36,878	41,033
Balance as at 30th June	19,170,877	18,589,972

D. CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30/6/2003	6 months ended 30/6/2002
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Cash generated from/(used in) operations	6,173,072	(2,964,074)
Hong Kong profits tax paid	(5,217)	(10,480)
Overseas profits tax paid	(24,413)	(13,661)
Interest paid on loan capital, certificates of deposit and bonds issued	(250,539)	(340,113)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	5,892,903	(3,328,328)
INVESTING ACTIVITIES		
Dividends received from associates	17,288	29,227
Dividends received from equity securities	17,009	11,868
Purchase of equity securities	(67,996)	(1,918)
Proceeds from sale of equity securities	11,374	1,006
Purchase of fixed assets	(108,048)	(82,184)
Proceeds from disposal of fixed assets	44,115	17,611
Proceeds from disposal of associates	–	130
Purchase of subsidiary	(365,648)	(319,823)
NET CASH USED IN INVESTING ACTIVITIES	(451,906)	(344,083)
FINANCING ACTIVITIES		
Ordinary dividends paid	(434,990)	(390,079)
Issue of ordinary share capital	5,543	11,957
Issue of certificates of deposit	2,670,441	7,961,693
Redemption of certificates of deposit and convertible bonds	(6,371,760)	(7,487,596)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES	(4,130,766)	95,975
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,310,231	(3,576,436)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	36,325,022	42,841,676
CASH AND CASH EQUIVALENTS AT 30TH JUNE	37,635,253	39,265,240

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2002 but is derived from those accounts, nor for the period ended 30th June, 2003. The statutory accounts for the year ended 31st December, 2002 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 11th February, 2003.

(2) (a) In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st January, 2003, in order to comply *with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants,* the Group adopted a new policy for deferred tax.

(b) As a result of the adoption of the revised SSAP12, the opening balance of retained earnings brought forward as at 1st January, 2002 and 2003 have been increased by HK$98,620,000 and HK$80,523,000 respectively. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December, 2002 by HK$77,029,000 and HK$259,600,000 respectively. The profit and amount charged to equity for the year ended 31st December, 2002 have been reduced by HK$18,592,000 and HK$69,928,000 respectively.

(3) (a) The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the six months ended 30th June, 2003. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) Deferred taxation is calculated in full on temporary differences under the liability method using the appropriate current rates of taxation ruling in countries in which they operate.

(4) (a) The calculation of basic earnings per share is based on earnings of HK$792,502,000 (six months ended 30th June, 2002 restated: HK$753,931,000) and on the weighted average of 1,448,907,082 (six months ended 30th June, 2002: 1,436,817,178) shares outstanding during the six months ended 30th June, 2003.

(b) The calculation of diluted earnings per share is based on earnings of HK$793,473,000 (six months ended 30th June, *2002 restated: HK$756,567,000)* and on *1,454,161,148 (six months ended 30th June, 2002: 1,450,294,299) ordinary* shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2003, adjusted for the effects of all dilutive potential shares.

(c) *The calculation of cash earnings per share is based on earnings of HK$860,837,000 (six months ended 30th June,* 2002 restated: HK$816,390,000) adjusted for goodwill amortised of HK$68,335,000 (six months ended 30th June, 2002 restated: HK$62,459,000) and on the weighted average of 1,448,907,082 (six months ended 30th June, 2002: 1,436,817,178) ordinary shares outstanding during the six months ended 30th June, 2003. This supplementary information is considered a useful additional indication of performance.

(5) Comparative figures for 2002 are restated to conform with the current year's presentation. The restatements for the consolidated profit and loss account, consolidated balance sheet, capital adequacy ratio and capital base are due to the accounting policy change made in 2003 following the revision of SSAP 12.

(6) The cash rebates for mortgage loans, which were previously classified under operating expenses, were netted off against interest income from 2003. Prior period figures are restated to conform with the current year's presentation.

E. FEES AND COMMISSION INCOME

Included in non-interest income is net fees and commission income with separate disclosure of gross income and expenses as follows:

	6 months ended 30/6/2003	6 months ended 30/6/2002	6 months ended 31/12/2002
	HK$'000	HK$'000	HK$'000
Fees and commission income	580,473	581,698	551,597
Less: Fees and commission expenses	(2,759)	(2,349)	(3,079)
Total net fees and commission income	577,714	579,349	548,518

F. OPERATING EXPENSES

	6 months ended 30/6/2003	6 months ended 30/6/2002	6 months ended 31/12/2002
	HK$'000	HK$'000	HK$'000
Pension contributions	47,009	43,372	45,159
Salary and other staff costs	618,649	615,635	587,129
Total staff costs	665,658	659,007	632,288
Premises and equipment expenses excluding depreciation:			
– Rental of premises	72,639	71,539	70,978
– Maintenance, repairs and others	87,936	111,854	93,435
Total premises and equipment expenses excluding depreciation	160,575	183,393	164,413
Depreciation on fixed assets	112,307	113,059	113,164
Amortisation of goodwill	68,335	62,459	62,552
Impairment of goodwill	–	–	13,350
Other operating expenses			
– Rebates	28,409	32,799	27,855
– *Card related expenses*	55,490	71,426	75,948
– Communications, stationery and printing	67,586	71,255	73,464
– Advertisement, business promotions and business trips	42,341	43,599	64,909
– Legal and professional fee	37,550	41,866	39,529
– *Stamp duty and PRC business taxes*	12,438	15,902	14,723
– Administration expenses of secretarial business	2,895	13,630	14,209
– Debt securities issue expenses	6,146	9,827	6,452
– Brokerage and search fees	6,741	7,228	7,239
– *Donation*	1,347	1,467	541
– Others	48,493	47,165	36,143
Total other operating expenses	319,436	356,164	361,012
Total operating expenses	1,326,311	1,374,082	1,346,779

G. ADVANCES AND OTHER ASSETS

1. Advances and Other Accounts less Provisions

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	HK$'000	HK$'000
Advances to customers	104,942,980	111,300,894	108,408,574
Advances to banks and other financial institutions	1,189,877	870,498	1,088,562
Accrued interest and other accounts	3,777,880	2,840,808	4,164,071
	109,910,737	115,012,200	113,661,207
Less: Provisions for bad and doubtful debts			
– Specific	407,495	541,730	426,713
– General	1,261,753	1,414,666	1,333,257
	108,241,489	113,055,804	111,901,237

2. Advances to Customers – by Industry Sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	4,952,113	4,811,884	4,847,778
– Property investment	11,923,707	11,694,120	11,744,929
– Financial concerns	1,908,668	2,251,498	2,223,813
– Stockbrokers	130,572	96,659	104,602
– Wholesale and retail trade	1,955,738	2,115,181	2,107,598
– Manufacturing	1,363,476	1,393,245	1,459,648
– Transport and transport equipment	4,330,293	4,509,199	4,511,617
– Others	6,296,263	7,825,680	6,907,826
– Sub-total	32,860,830	34,697,466	33,907,811
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,047,159	2,386,447	2,207,192
– Loans for the purchase of other residential properties	36,716,304	43,263,844	39,930,918
– Credit card advances	1,384,054	1,945,047	1,692,322
– Others	3,204,082	3,686,556	3,333,374
– Sub-total	43,351,599	51,281,894	47,163,806
Total loans for use in Hong Kong	76,212,429	85,979,360	81,071,617
Trade finance	3,166,708	3,145,345	3,272,588
Loans for use outside Hong Kong	25,563,843	22,176,189	24,064,369
Total advances to customers	104,942,980	111,300,894	108,408,574

3. Advances to Customers – by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

30/6/2003

	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	84,694,817	1,911,321	1,178,335
People's Republic of China	4,593,239	745,156	748,877
Other Asian Countries	4,990,938	159,451	176,111
Others	10,663,986	66,350	66,886
Total	104,942,980	2,882,278	2,170,209

30/6/2002

	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	93,029,972	2,340,156	2,485,244
People's Republic of China	3,638,106	531,707	644,173
Other Asian Countries	4,366,586	128,218	121,248
Others	10,266,230	206,982	1,869
Total	111,300,894	3,207,063	3,252,534

31/12/2002

	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	89,449,624	2,041,748	1,234,390
People's Republic of China	4,132,169	769,605	859,330
Other Asian Countries	5,024,629	171,560	145,336
Others	9,802,152	125,088	38,807
Total	108,408,574	3,108,001	2,277,863

4. Cross-border Claims

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

30/6/2003

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	5,414,255	529,127	3,753,810	9,697,192
Asian countries, excluding People's Republic of China	13,200,385	976,714	6,089,785	20,266,884
North America	4,986,105	963,601	4,868,598	10,818,304
Western Europe	32,469,016	105,683	1,213,058	33,787,757

30/6/2002

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	3,350,950	445,369	3,339,957	7,136,276
Asian countries, excluding *People's Republic of China*	13,485,849	1,004,322	5,050,055	19,540,226
North America	4,811,261	82,129	3,876,815	8,770,205
Western Europe	23,755,103	10,176	598,242	24,363,521

31/12/2002

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	6,022,429	560,217	3,051,859	9,634,505
Asian countries, excluding People's Republic of China	10,942,142	1,107,992	5,933,867	17,984,001
North America	4,375,369	3,597,083	4,234,618	12,207,070
Western Europe	25,357,970	167,455	858,420	26,383,845

5. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and Rescheduled Advances

	30/6/2003		30/6/2002		31/12/2002	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
– 6 months or less but over 3 months	489,949	0.5	662,286	0.6	642,305	0.6
– 1 year or less but over 6 months	550,957	0.5	690,284	0.6	391,029	0.4
– Over 1 year	1,129,303	1.1	1,899,964	1.7	1,244,529	1.1
	2,170,209	2.1	3,252,534	2.9	2,277,863	2.1
Rescheduled advances to customers	655,882	0.6	181,766	0.2	624,138	0.6
Total overdue and rescheduled advances	2,826,091	2.7	3,434,300	3.1	2,902,001	2.7
Secured overdue advances	2,037,119	2.0	2,710,028	2.4	2,189,786	2.0
Unsecured overdue advances	133,090	0.1	542,506	0.5	88,077	0.1
Market value of securities held against the secured overdue advances	3,058,217		4,080,946		3,462,986	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2003, 30th June, 2002 and 31st December, 2002, nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) Non-performing Advances to Customers

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	30/6/2003		30/6/2002		31/12/2002	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Gross advances to customers	2,882,278	2.75	3,207,063	2.88	3,108,001	2.87
Specific provisions	260,401		416,901		279,713	
Suspended interest	560,325		598,978		559,576	

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 30th June, 2003, 30th June, 2002 and 31st December, 2002, nor were there any specific provisions made for them on these three dates.

(c) Reconciliation

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Overdue advances *(Note 1)*	2,170,209	3,252,534	2,277,863
Rescheduled advances (Note 2)	655,882	181,766	624,138
Total overdue and rescheduled advances	2,826,091	3,434,300	2,902,001
Less: Overdue advances on which interest *is still being accrued*	(280,964)	(387,336)	(242,684)
Less: Rescheduled advances on which interest is still being accrued	(23,740)	(83,074)	(57,247)
Add: Non-performing loans which are not *overdue or rescheduled*	360,891	243,173	505,931
Total non-performing loans	2,882,278	3,207,063	3,108,001

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

BEA東亞銀行

(d) *Other Overdue Assets*

	30/06/2003	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	3,112	29,701
– 1 year or less but over 6 months	2,594	1,165
– Over 1 year	1,342	6,999
	7,048	37,865
Rescheduled assets	-	-
Total other overdue and rescheduled assets	7,048	37,865

	30/06/2002	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	8,523	5,068
– 1 year or less but over 6 months	2,362	1,772
– Over 1 year	1,978	6,449
	12,863	13,289
Rescheduled assets	-	-
Total other overdue and rescheduled assets	12,863	13,289

	31/12/2002	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	4,029	1,275
– 1 year or less but over 6 months	1,096	9,850
– Over 1 year	1,202	6,486
	6,327	17,611
Rescheduled assets	-	-
Total other overdue and rescheduled assets	6,327	17,611

* *Other assets refer to trade bills and receivables.*

(e) *Repossessed Assets*

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Repossessed properties	226,748	481,156	390,499
Repossessed vehicles	6,645	6,090	4,990
Total repossessed assets	233,393	487,246	395,489

The amount represents the estimated market value of the repossessed assets as at 30th June, 2003, 30th June, 2002 and 31st December, 2002.

H. **SEGMENT REPORTING**

Segment information is presented in respect of the Group's business segments.

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services, and asset management.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be *reasonably allocated to specific business segments.*

6 months ended 30/6/2003	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	976,928	557,757	274,915	21	13,919	(46,527)	-	1,777,013
Other operating income from external customers	237,940	125,062	308,707	181,356	61,321	36,359	-	950,745
Inter-segment income	-	-	-	-	-	68,055	(68,055)	-
Total operating income	1,214,868	682,819	583,622	181,377	75,240	57,887	(68,055)	2,727,758
Operating profit/(loss) before provisions	680,684	437,776	450,894	52,408	4,595	(224,910)	-	1,401,447
Charge for bad and doubtful debts	(124,651)	(75,741)	(69,667)	(4,924)	(5,515)	(10,713)	-	(291,211)
Operating profit/(loss) after provisions	556,033	362,035	381,227	47,484	(920)	(235,623)	-	1,110,236
Inter-segment transactions	56,380	4,746	4,091	-	-	(65,217)	-	-
Contribution from operations	612,413	366,781	385,318	47,484	(920)	(300,840)	-	1,110,236
Write-back of/(increase in) impairment loss for the period	-	(2,223)	-	-	5,557	971	-	4,305
Share of profits less losses of associates	(2,537)	13,561	(10,701)	-	23,421	(1,049)	-	22,695
Other income and expenses	-	-	(2,207)	-	-	(105,843)	-	(108,050)
Profit/(loss) before taxation	609,876	378,119	372,410	47,484	28,058	(406,761)	-	1,029,186
Taxation	-	-	-	-	-	(224,992)	-	(224,992)
Minority interests	-	-	-	(11,827)	135	-	-	(11,692)
Profit/(loss) attributable to shareholders	609,876	378,119	372,410	35,657	28,193	(631,753)	-	792,502
Depreciation for the period	(42,038)	(18,685)	(8,174)	(3,540)	(4,327)	(35,543)	-	(112,307)
Amortisation of goodwill	(16,887)	(13,216)	(21,040)	(16,722)	(470)	-	-	(68,335)

6 months ended 30/6/2002 Restated	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,215,125	361,565	253,171	16	10,949	(22,018)	-	1,818,808
Other operating income from external customers	303,122	101,967	152,557	154,921	114,353	(3,475)	-	823,445
Inter-segment income	8,311	30,672	97	-	-	74,267	(113,347)	-
Total operating income	1,526,558	494,204	405,825	154,937	125,302	48,774	(113,347)	2,642,253
Operating profit/(loss) before provisions	807,179	279,889	236,131	63,363	34,899	(153,290)	-	1,268,171
Charge for bad and doubtful debts	(305,630)	(2,622)	(143)	(1,061)	(1,594)	(10,174)	-	(321,224)
Operating profit/(loss) after provisions	501,549	277,267	235,988	62,302	33,305	(163,464)	-	946,947
Inter-segment transactions	95,198	(26,455)	3,434	-	-	(72,177)	-	-
Contribution from operations	596,747	250,812	239,422	62,302	33,305	(235,641)	-	946,947
Write-back of/(increase in) impairment loss for the period	-	7,161	451	-	1,416	(3,985)	-	5,043
Share of profits less losses of associates	206	15,199	(6,522)	-	(1,063)	(295)	-	7,525
Other income and expenses	-	-	(6,154)	-	-	3,098	-	(3,056)
Profit/(loss) before taxation	596,953	273,172	227,197	62,302	33,658	(236,823)	-	956,459
Taxation	-	-	-	-	-	(183,962)	-	(183,962)
Minority interests	-	-	-	(18,566)	-	-	-	(18,566)
Profit/(loss) attributable to shareholders	596,953	273,172	227,197	43,736	33,658	(420,785)	-	753,931
Depreciation for the period	(49,421)	(14,271)	(5,585)	(1,895)	(6,463)	(35,424)	-	(113,059)
Amortisation of goodwill	(19,059)	(14,349)	(17,735)	(10,846)	(470)	-	-	(62,459)

I. **DEFERRED TAX ASSETS AND LIABILITIES RECOGNISED**

The components of deferred tax assets and liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing transactions	Revaluation of properties	Provisions	Unrealised gains on FX contracts/ unearned discount	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2003	256,709	436,636	169,043	(164,620)	23,973	(92,386)	3,974	633,329
Write off against investment	-	(166,824)	-	-	-	-	-	(166,824)
Charged/(credited) to consolidated *profit and loss account*	29,793	(77)	-	(377)	8,169	2,148	915	40,571
Charged to reserves	-	-	15,575	-	-	-	-	15,575
Exchange and other adjustments	-	-	-	-	-	269	-	269
At 30th June, 2003	286,502	269,735	184,618	(164,997)	32,142	(89,969)	4,889	522,920
At 1st January, 2002	266,213	329,106	175,141	(168,452)	18,267	(83,684)	3,090	539,681
Additions through acquisition of subsidiaries	400	-	-	-	-	-	-	400
Write off against investment	-	(51,313)	-	-	-	-	-	(51,313)
Charged/(credited) to consolidated profit and loss account	26,680	1,263	-	4,744	(8,392)	4,457	635	29,387
Credited to reserves	-	-	(1,655)	-	-	-	-	(1,655)
Exchange and other adjustments	-	-	-	-	-	(7,536)	-	(7,536)
At 30th June, 2002	293,293	279,056	173,486	(163,708)	9,875	(86,763)	3,725	508,964

	30/6/2003	30/6/2002
	HK$'000	HK$'000
Net deferred tax assets recognised on the consolidated balance sheet	(67,809)	(80,837)
Net deferred tax liabilities recognised on the consolidated balance sheet	590,729	589,801
	522,920	508,964

J. **OFF-BALANCE SHEET EXPOSURES**

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2003	30/6/2002	31/12/2002
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities *and commitments*			
– Direct credit substitutes	4,159,808	4,019,560	4,125,735
– Transaction-related contingencies	514,149	619,353	519,227
– Trade-related contingencies	2,358,338	2,735,211	2,152,000
– Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	20,682,040	21,317,430	20,615,082
1 year and over	7,633,186	7,269,070	8,416,217
– Others	57,594	-	-
Total	35,405,115	35,960,624	35,828,261
– Aggregate credit risk weighted amount	8,171,875	8,084,833	8,559,065
Notional amounts of derivatives			
– Exchange rate contracts	23,714,955	26,760,833	21,062,568
– Interest rate contracts	12,926,891	8,361,158	11,347,330
– Equity contracts	586,888	231,648	372,262
Total	37,228,734	35,353,639	32,782,160
– Aggregate credit risk weighted amount	326,358	182,712	218,951
– Aggregate replacement costs	932,254	216,380	425,196

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into *account the effects of bilateral netting arrangements.*

K. **CURRENCY CONCENTRATIONS**

1. The net positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net position in all foreign currencies.

30/6/2003 *HK$ Million*	USD	CAD	GBP	Others	Total
Spot assets	43,998	5,112	3,714	18,238	71,062
Spot liabilities	(42,663)	(5,146)	(6,199)	(20,755)	(74,763)
Forward purchases	12,703	657	2,953	7,493	23,806
Forward sales	*(13,109)*	*(524)*	*(589)*	*(4,958)*	*(19,180)*
Net long/(short) position	929	99	(121)	18	925

	30/6/2002 HK$ Million				
	USD	CAD	GBP*	Others	Total
Spot assets	45,173	3,339	5,649	16,601	70,762
Spot liabilities	(47,853)	(4,024)	(5,850)	(16,932)	(74,659)
Forward purchases	16,406	973	903	6,039	24,321
Forward sales	(13,014)	(162)	(699)	(5,701)	(19,576)
Net long position	712	126	3	7	848

	31/12/2002 HK$ Million				
	USD	CAD	GBP	Others	Total
Spot assets	50,001	4,049	4,838	17,278	76,166
Spot liabilities	(48,381)	(4,425)	(6,161)	(19,821)	(78,788)
Forward purchases	11,731	805	1,434	6,466	20,436
Forward sales	(12,830)	(311)	(236)	(3,858)	(17,235)
Net long/(short) position	521	118	(125)	65	579

* *The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.*

2. The net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net structural position in all foreign currencies.

	30/6/2003 HK$ Million			
	USD	CAD	Others	Total
Net structural position	1,431	220	366	2,017

	30/6/2002 HK$ Million			
	USD	CAD	Others	Total
Net structural position	1,390	195	338	1,923

	31/12/2002 HK$ Million			
	USD	CAD*	Others	Total
Net structural position	1,416	188	367	1,971

* *The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.*

L. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

Prior year adjustments resulting from change in accounting policy have been taken into account in the calculation of Capital Adequacy Ratio and Capital Base as at 30th June, 2002 and 31st December, 2002.

1. Capital Adequacy Ratio

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	%	%	%
Unadjusted capital adequacy ratio	17.1	16.9	16.9
Adjusted capital adequacy ratio	17.0	16.9	16.8

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. Capital base after deductions

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	*HK$'000*	*HK$'000*
Core capital			
Paid up ordinary share capital	3,629,676	3,599,326	3,615,863
Share premium	355,427	372,036	356,210
Reserves	13,787,298	13,122,684	13,228,115
Minority interests	(76,759)	35,094	44,708
Deduct: Goodwill	(2,347,937)	(2,242,135)	(2,181,433)
Total core capital	15,347,705	14,887,005	15,063,463
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	745,173	835,507	756,077
General provisions for doubtful debts	1,256,804	1,410,234	1,339,533
Term subordinated debt	4,277,803	4,274,617	4,276,227
Total eligible supplementary capital	6,279,780	6,520,358	6,371,837
Total capital base before deductions	21,627,485	21,407,363	21,435,300
Deductions from total capital base	(971,491)	(934,389)	(953,797)
Total capital base after deductions	20,655,994	20,472,974	20,481,503

3. Reserves

	30/6/2003	30/6/2002 Restated	31/12/2002 Restated
	HK$'000	*HK$'000*	*HK$'000*
Share premium	355,427	372,036	356,210
General reserve	11,725,166	11,515,206	11,623,411
Revaluation reserve on bank premises	1,064,534	1,079,221	1,080,109
Revaluation reserve on investment properties	–	114,362	–
Exchange revaluation reserve	18,971	(13,506)	(17,905)
Other reserves	53,969	91,187	91,968
Retained profits	2,323,134	1,832,140	2,036,863
Total	15,541,201	14,990,646	15,170,656
Proposed dividends, not provided for	333,930	302,343	506,221

4. Liquidity ratio

	6 months ended 30/6/2003	6 months ended 30/6/2002	The year ended 31/12/2002
	%	%	%
Average liquidity ratio			

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

M. STATEMENT OF COMPLIANCE

The Interim Report has fully complied with the module set out in the Supervisory Policy Manual "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority on 8th November, 2002 and the revised Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants in December, 2001.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.23 (2002: HK$0.21) per share for the period ended 30th June, 2003. *The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of* cash, to shareholders whose names are on the Register of Members at the close of business on Wednesday, 27th August, 2003. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 27th August, 2003. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 18th September, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 25th August, 2003 to Wednesday, 27th August, 2003. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd August, 2003.

FINANCIAL REVIEW

Financial Performance

In this announcement of the 2003 interim financial results, prior period adjustments have been made in respect of the *accounting policy changes this year, following the adoption of the revised accounting standard, HKSSAP 12 – Income* Taxes.

The outbreak of Severe Acute Respiratory Syndrome (SARS) in March 2003 in Hong Kong seriously affected the economy, especially retail sales, tourism and catering. As a result, the unemployment situation worsened and the consumer credit market further weakened. With continued downward pressure on interest rates, competition within the banking sector remained fierce. Despite this difficult operating environment, in the first six months of 2003 BEA Group achieved a profit attributable to shareholders of HK$793 million, representing an increase of HK$39 million, or 5.1%, over that of HK$754 million for the corresponding period in 2002. The result was also HK$277 million, or 53.6%, above the HK$516 *million recorded in the second half of 2002. Basic earnings per share were HK$0.55. Return on average assets and return* on average equity were 0.9% and 8.4% respectively.

BEA's net interest income decreased by HK$42 million or 2.3% from HK$1,819 million in the first half of 2002 to HK$1,777 million in the first half of 2003. Net interest margin declined to 2.01%.

Non-interest income continued to perform well, increasing by 15.5% from HK$823 million in the first half of 2002 to HK$951 million over the corresponding period in 2003. The upsurge was mainly attributable to an increase in profits on investments in securities. Total operating income grew by 3.2% to HK$2,728 million.

Total operating expenses decreased slightly by 3.5% over the corresponding figure for 2002 to HK$1,327 million, a result of BEA's determination to reducing operating costs. Hence, the cost to income ratio dropped from 52.0% in 2002 to 48.6% in 2003. It is expected that the cost to income ratio will continue to drop, reflecting the rationalisation *measures put in place following the merger of a number of units in recent years.*

Operating profit before provisions recorded an increase of 10.5% from HK$1,268 million in the first six months of 2002 to HK$1,401 million in the corresponding period for 2003. The figure also represents an increase of 12.5% over the HK$1,246 million recorded in the second half of 2002, demonstrating strong performance in BEA's core banking business.

BEA's asset quality continued to improve, in line with precautionary measures undertaken by the Bank to minimise the potential for loss in the current economic situation. As a result, the charge for bad and doubtful debts decreased by 9.3% from HK$321 million in the first six months of 2002 to HK$291 million in the corresponding period for 2003. The result also reflects a decrease of 40.5% from the charge of HK$490 million in the second half of 2002. Non-performing loans dropped from 2.9% of total loans at the end of June and December 2002, to 2.8% at the end of June 2003.

As a result of the increase in operating profit before provisions and the decrease in the charge for bad and doubtful debts, *BEA's operating profit after provisions recorded double digit growth, rising 17.2% to HK$1,110 million.*

In line with the downward trend in property prices, the value of BEA's investment properties and bank premises recorded a decline amounting to HK$20 million and HK$80 million respectively.

In the first six months of 2003, BEA shared a pre-tax profit less losses from associates of HK$23 million, as compared with HK$7 million in the same period in 2002.

Minority interests decreased by HK$7 million to HK$11 million. With the increase in pretax profits and in the profits tax rate, and the adoption of revised SSAP12, taxation increased by 22.3% to HK$225 million. Net profit attributable to shareholders for the first half of 2003 was HK$793 million.

Financial Position

As at 30th June, 2003, total consolidated assets were HK$189,323 million, of which 55.4%, or HK$104,943 million, were advances to customers. Customer deposits were HK$147,146 million. With HK$4,278 million loan capital, total capital resources increased by 1.1% from HK$23,107 million at the end of 2002 to HK$23,372 million.

In the first half of 2003, BEA issued certificates of deposit with a value of HK$2,000 million and discounted certificates of deposit totalling AUD68 million and NZD74 million, respectively. The Bank redeemed certificates of deposit amounting to US$535 million and HK$2,135 million upon maturity, and repurchased a quantity of its own certificates of deposit amounting to HK$65 million equivalent.

At the end of June 2003, the face value of the outstanding debt portfolio was HK$6,755 million, with the carrying amount equal to HK$6,532 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 68.3%, being 7.3% lower than the *75.6% reported at the end of June 2002.*

Maturity Profile of Debts Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2003	2004	2006	2007
Floating Rate Certificates of Deposit						
Issued in 2001	HKD	1,000	1,000			
Issued in 2002	HKD	1,061		1,061		
Issued in 2002	USD	25	25			
Issued in 2003	HKD	2,000		2,000		
Total	HKD	4,061	1,000	3,061		
Total	USD	25	25			
Fixed Rate Certificates of Deposit						
Issued in 1999	HKD	100		100		
Discounted Certificates of Deposit						
Issued in 2002	HKD	510			510	
Issued in 2002	USD	90				90
Issued in 2003	AUD	66			66	
Issued in 2003	NZD	73			73	
Convertible Bonds						
Issued in 1996	USD	15	15			
Retail Callable Certificates of Deposit						
Issued in 2002	HKD	397				397
Total Debts Issued in HKD equivalent		6,755	1,314	3,161	1,184	1,096

Risk Management

Risk management is an essential element of banking. The Group has in place a comprehensive risk management system to identify, measure, monitor and control the various types of risk which the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group are reviewed regularly by the Management, related specialised committees and/or the Risk Management Committee, and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established an Investment Committee to plan the Group's investment strategies and to monitor the performance and compliance of investment activities.

(a) *Credit Risk Management*

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from the lending and treasury activities. To oversee the Group's credit risk management independently of the business units, the Board of Directors has delegated authority to a Credit Committee.

The Credit Committee deals with all credit risk related issues of the Bank Group, including: formulation of credit policies, credit approval, assurance of compliance with regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of customers or counterparties, financial strength and repayment ability are the primary considerations. Credit risk may, however, be mitigated by obtaining collaterals from the customers or counterparties. In addition, the potential for concentration of risks is monitored by adopting proper control measures, such as setting limits on large exposures in relation to the Bank's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in the Group's Credit Manual, stipulating the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

The Group's Credit Manual is regularly reviewed and approved by the Credit Committee to ensure the robustness of credit risk management policies and systems.

(b) *Liquidity Risk and Market Risk Management*

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) Liquidity Risk Management

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established a liquidity risk management policy, which is reviewed by the Risk Management Committee and approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments are sufficient for its funding needs and that the Group is always in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 46.0% for the first half of 2003, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) Market Risk Management

Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. These may include interest rates, foreign exchange rates, equity and commodity prices.

The Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are stated in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts and over-the-counter transacted currency options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

The Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

Prior to 2002, VaR has been calculated to a 95% confidence level. From the beginning of 2002, VaR is calculated at a 99% confidence level. This change has been made to facilitate consistency with the regulatory guidance in confidence level to measure market risk.

The VaR for the Group's market risk-related treasury trading portfolio as at 30th June, 2003 was HK$2.89 million (HK$2.99 million at 31st December, 2002). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2003 was HK$0.53 million (HK$0.42 million for the first half of 2002). The standard deviation of these daily revenues was HK$0.42 million (HK$0.34 million for the first half of 2002).

Daily distribution of market risk-related treasury trading revenues – first half of 2003


Number of days
60
50
40
30
20
10
0
0
1
0
0
3
11
48
42
8
2
3
3
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

Daily distribution of market risk-related treasury trading revenues – first half of 2002


Number of days
60
50
40
30
20
10
0
0
1
1
0
5
29
37
32
7
6
2
0
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for the first half of 2003 (comparing with the first half of 2002) is provided above. This shows that 4 out of 121 days (2002: 7 out of 120 days) are in loss positions. The most frequent result was daily revenue of between HK$0.25 million and HK$0.5 million, with 48 occurrences (2002: same band with 37 occurrences). The maximum daily loss was HK$0.89 million (2002: HK$0.91 million) and the next maximum daily loss was HK$0.22 million (2002: HK$0.64 million). The highest daily revenue was HK$3.17 million (2002: HK$1.44 million).

(i) Foreign exchange exposure

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2003 was HK$0.29 million (HK$0.20 million at 31st December, 2002). The average daily foreign exchange dealing profit for the first half of 2003 was HK$0.47 million (HK$0.40 million for the first half of 2002).

Foreign exchange exposures which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) Interest rate exposure

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 30th June, 2003 was HK$2.73 million (HK$2.88 million at 31st December, 2002). The average daily profit due to these activities for the first half of 2003 was HK$0.05 million (HK$0.02 million for the first half of 2002).

(iii) Equities exposure

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 30th June, 2003 was HK$3.76 million (HK$3.57 million at 31st December, 2002).

(c) *Capital Management*

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.0% and the unadjusted ratio of 17.1% as at 30th June, 2003 were well above the statutory minimum ratio.

Capital is allocated to the various activities of BEA Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities.

OPERATIONS REVIEW

IMPROVEMENT TO OPERATIONS

Integration and Merger Exercise

The Bank completed the merger of its two subsidiaries East Asia Finance Company, Limited ("EAF") and East Asia Credit Company Limited ("EAC") on 26th May, 2003.

EAF and EAC were founded in 1969 and 1985, respectively. Both companies extended credit facilities to customers, primarily in consumer lending and equipment finance.

The merger of the two companies will give the customers of EAF and EAC access to the wider range of banking and financial services offered by the BEA Group in Hong Kong, China and overseas. The merger also allows BEA to enjoy greater economies of scale and to operate more efficiently. Earlier this year, all EAF and EAC customers were duly notified of the arrangements BEA had put in place to ensure smooth transfer of all business to the parent company.

PERSONAL BANKING

Branch Distribution

To assist ongoing efforts to increase the sale of bank products through the branch network, management has embarked on a programme of branch renewal. The new design concept projects a modern image for the Bank, and enlarges the sales area in the banking hall so as to enable sales staff to serve customers more efficiently. More branches will be renovated to the new standard by phases in the coming years.

Rationalisation of the branch network, with the aim of building up an effective branch network, is an ongoing process.

- In June 2003, Parkes Street Branch was relocated to Peking Road and renamed One Peking Branch.
- In the second half of the year, Tai Hang Sai Branch, Sheung Wan Branch, Causeway Road Branch and Tsuen Wan Market Street Branch will be closed and merged with nearby branches with better locations.
- The High Net Worth Centre, renovated to the new design standard and incorporating a SupremeGold Centre, will be moved to 21/F of the same building in July and renamed BEA Harbour View Centre Branch.

Following the successful launch of the first SupremeGold Centre at Tsim Sha Tsui Branch in December last year, additional SupremeGold Centres have since opened at:

- Mongkok Branch in January.
- One Peking Branch and Kwun Tong Branch in June.

With 11 more centres to be opened in the third and the fourth quarters, a total of 15 SupremeGold Centres will be in operation by the end of 2003.

To further enhance branch service, a new branch service quality programme was implemented from July. A customer satisfaction survey will be conducted to measure progress by the end of the year.

Cyberbanking

With the disruption to normal activities caused by SARS, the Bank recorded strong growth in demand for its Internet banking service. There are now more than 230,000 Cyberbanking users, and average daily transactions reached a record high of more than 90,000 in the first half of 2003. During the period, BEA launched a series of value added on-line services: CyberShopping; Retail Bonds & Initial Public Offer services; "Cybertrading – Stock" service for SupremeGold members; and Direct Fund Transfer to BEA China Account for both individual and corporate Cyberbanking customers. Moreover, Cyberbanking was extended to cover Automatic Teller Machine card service with the issuance of the "Cyberbanking Card", offering a total "all-in-one" experience to BEA customers.

Customer Relationship Management System

With the successful implementation of Phase 2 of the Customer Relative Value model, the Bank is now able to carry out detailed segmentation analysis, and can make use of the analytical results to carry out effective marketing campaigns and new product development.

The Bank has now embarked on Phase 3, enabling more products to be included into the "relative value" measurement of profitability analysis.

Property Loans

The outbreak of SARS pushed the already sluggish property market into further decline, impacting the local mortgage loan market. Responding to the difficult business environment and intensified market competition, BEA employed a segment marketing strategy and tailored new products to target niche markets with potential for higher returns. For example, the SupremeGold Mortgage Plan was launched in April to appeal to high net worth mortgage customers, to whom a range of bank products such as insurance and investment products could be cross-sold. In addition, BEA stepped up its efforts to form business alliances with various business partners, such as land developers, solicitors and real estate agents, to provide a comprehensive, one-stop mortgage service to customers.

Regarding management of loan quality, BEA has strengthened collection and taken preventive measures to reduce the occurrence of bad debt and provisioning amid the continuous fall in property prices.

Consumer Loans

Despite the continued rise in both jobless rates and personal bankruptcies, BEA is maintaining good asset quality through a prudent credit underwriting policy. In addition, the Bank has successfully initiated interest-free instalment programmes with a number of reputable merchants in order to build relationships with quality customers with genuine financial needs.

Credit Cards

The Bank's risk management efforts have been effective in reigning in the credit card charge-off ratio. With positive customer data sharing now being implemented in phases, an improvement in the bad debt situation of the Bank and the industry as a whole is expected.

As an integral part of the Bank's customer relationship management strategy, Platinum/Gold Cards are offered to the Bank's SupremeGold members. A number of new marketing programmes, including lucky draws, spending rewards and priority booking schemes, were launched during the period to increase card usage. Despite the drop in consumer spending during the SARS outbreak, the marketing programmes were well received.

In order to better utilise resources and reduce expenses, selected back office functions of the Card Centre have been relocated to the Guangzhou Operating Centre.

Bancassurance

The Children Education Fund Sponsorship Programme was held for a third year in May 2003. The theme this year was "BB Competition", and three winning families each was awarded an Education Insurance policy valued at HK$50,000.

The EnsurPro Lucky Draw campaign was concluded with a Grand Lucky Draw Presentation on 29th May, 2003. The campaign kicked off last September with the aim of reinforcing brand awareness, enhancing customer relations and boosting sales.

A new promotion for the complete range of Blue Cross medical insurance products has been made available at all BEA branches in Hong Kong since the beginning of the year.

BLUE CROSS

APCSC Award for IIM

In recognition of the breakthrough represented by the Company's newly launched Intelligent Insurance Machine ("IIM"), the Asia Pacific Customer Service Consortium awarded Blue Cross its Innovative Technology Award for the Year 2002. The state-of-the-art IIM is an electronic kiosk that allows travelers to purchase Blue Cross China Travel Accident Insurance instantly at most KCRC East Rail stations.

Superbrand

In January, Blue Cross was selected as one of the 134 Superbrands in Hong Kong.

These awards recognise the Company's ongoing commitment to be the preferred insurer in Hong Kong, and in particular its leading role in travel insurance.

Shanghai Representative Office

The Company obtained approval from the China Insurance Regulatory Commission to establish a Shanghai Representative Office, which was subsequently set up in March.

Business Results

Blue Cross outperformed plan by 5% over the period, with a growth of 20% in premium income for the first half year.

CORPORATE BANKING

Corporate Lending and Syndication

BEA has always maintained a strong position in the local syndication and corporate lending market by actively arranging and underwriting syndicated deals for large corporate customers. In the midst of the prevailing shrinking interest margins, BEA has also been taking pro-active approach in soliciting businesses from high quality medium-sized companies, so as to broaden its clientele and income base.

Notwithstanding the stagnant syndicated loan market, which was exacerbated by the SARS outbreak, BEA maintained an active market presence in the first half of 2003. The Bank assumed the roles of Co-Arrangers and Lead Managers for numerous deals, including a HK$8,000 million syndicated loan facility to Sun Hung Kai Properties and a HK$850 million syndicated loan facility to Kingboard Chemical Holdings Limited. Furthermore, BEA took up the role of facility agent, security agent or account bank for several additional syndicated loans, reflecting the Bank's renewed emphasis on non-interest income.

In future, BEA will continue to improve its bottom line by providing high quality tailor-made products for customers. In particular, the Bank will seek to expand its exposure to well-managed medium-sized companies by arranging corporate loans and/or syndicated facilities to meet their specific funding needs.

Commercial Lending

The gloomy economic conditions and the outbreak of SARS during the first half of 2003 had a severe negative impact on trade finance business in Hong Kong. To cope with the critical business environment brought about by the SARS, BEA has adopted more flexible credit policies for affected corporate customers. To meet changing financing needs and provide working capital finance, a new product, Export Loan Financing, was launched. To attract more business, the Bank will continue to launch and promote other new products to corporate customers and to seek niche markets with potential for better returns.

Community Lending

BEA has further extended its support to small and medium size enterprises ("SMEs") through active participation in the enhanced SME Loan Guarantee Scheme launched by the Trade & Industry Department of the Hong Kong Government. The revised Scheme offers enhanced flexibility, adding working capital loans and account receivable finance to the categories eligible for assistance under the scheme. Following the outbreak of SARS, BEA acted swiftly to support the SARS Relief Fund Loan Guarantee Scheme. The Bank took an active role in the working group formed to formulate immediate relief measures for SARS affected industries.

To assist SMEs to better understand and assess their business performance, BEA is involved in the expert panel for the development of the Enterprise Performance Alert interactive tool, currently undertaken by the Hong Kong Productivity Council.

Asset Based Finance

The equipment finance portfolio recorded double-digit growth as a result of increased marketing efforts targeted at SMEs. The achievement was attributed to successful partnerships with machine dealers and active participation in the Government's SME Loan Guarantee Scheme. Despite the adverse changes in the taxi industry, BEA remained one of the major lenders in the field. BEA is well positioned for further growth in the asset based finance market.

Securities Lending

BEA has continued its efforts to promote its lending products and services to customers in the local securities market, and an improvement in loans outstanding to this sector has been achieved. Furthermore, BEA successfully completed one Receiving Bank project in June 2003 and is likely to participate in several additional Receiving Bank projects in the second half of the year. Stagging loans, for subscription to new shares at Initial Public Offerings, will continue to be one of the target products to be promoted throughout the year.

Bank of East Asia (Trustees) Limited

Trust Service

In the first half of the year, the Company successfully provided its custodian service to the maintenance funds of 11 Incorporated Owners of Estates under the Tenant Purchase Schemes of the Hong Kong Housing Authority, with a total asset size of HK$560 million.

The Company was also appointed as trustee to BEA Capital Growth Fund, an Approved Pooled Investment Fund under the MPF Schemes Ordinance. In April 2003, BEA Asia Strategic Growth Fund, a sub-fund of BEA Capital Growth Fund, was launched to provide more diversified investment options for the MPF Schemes.

Mandatory Provident Fund

Although the local job market suffered from the sluggish economy and SARS in the first half of 2003, BEA still recorded growth in membership of its MPF Master Trust Scheme and Industry Scheme during the period. With a view to providing better customer-focused services, a large-scale customer satisfaction survey was conducted at the beginning of the year.

Corporate Cyberbanking

Over 6,700 corporate customers have registered with BEA's Corporate Cyberbanking service since its launch in July 2001. An innovative real-time Funds Transfer to China service was introduced in May 2003. This new service enables customers to conduct real-time funds transfer from a local BEA account to any BEA account in China, a significant enhancement for corporate customers who have business operations in Hong Kong and the Mainland.

Business Development

BEA has deepened its strategic alliances with The Chinese Manufacturers Association of Hong Kong and Hong Kong Trade Development Council, assisting local enterprises to expand their business in Hong Kong and the Mainland. The Bank also sponsored the SME Ambassador Programme organised by The Hong Kong Article Numbering Association, with the aim of enhancing the overall competitiveness of SMEs in the consumer goods, retail and wholesale sectors.

To bring up-to-date market information to corporate customers, BEA organised a forum under the banner "Sharing of Success in China" in June 2003. Three renowned business leaders shared their success stories in China with BEA customers. The Bank also participated in the SME Market Day organised by the Hong Kong Trade Development Council.

INVESTMENT SERVICES

East Asia Securities Company Limited – Cybertrading Service

Strong growth in the number of Cybertrading accounts continued throughout the first half of 2003, rising 32% over the same period last year. All new and existing clients enjoy online stock trading through a number of electronic trading channels, including the Internet, and telephone or mobile phone through the Bank's Interactive Voice Recognition System ("IVRS"). As of 30th June, 2003, more than 38% of securities clients had subscribed to the Internet Trading Service.

In response to the abolition of the minimum brokerage commission rate effective April 2003 and in line with the market, East Asia Securities Company Limited has lowered its standard brokerage commission rate for telephone call-in orders as well as orders placed over the counter.

East Asia Securities Company Limited has instituted various incentive schemes, including a significantly lower commission rate and minimum commission rate per trade, to encourage its clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients and reaped satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 57% and 35% in terms of number of trades and transactions volume, respectively.

As part of continuing efforts to upgrade the Cybertrading service, in the second half of 2003 East Asia Securities Company Limited will introduce the "Snapshot" real-time stock price quotation service over the Internet. This offers a similar level of service to the existing "Streaming" real-time stock price quotes service, but at a much lower cost. In addition, East Asia Securities will also further enhance its IVRS Trading System in the second half of 2003.

Currency/Indices/Equity Linked Deposit Services

As part of the Bank's strategy to further expand its wealth management services, the Bank has been offering selected customers equity linked deposits and currency linked deposits as an alternative investment products. Subject to each customer's investment objective and market view, linked deposits aim to offer customers a potentially higher return than traditional time deposits under the current low interest rate environment.

For the first six months of 2003, the linked deposit portfolio and related fee income have both registered more than a two-fold increase when compared with the corresponding period last year. With a view to catering for the increased demand from the mass affluent market, the Bank plans to lower the minimum investment amount for linked deposit products, and to offer linked deposit products through its Cyberbanking platform in the third quarter of 2003.

Guaranteed Funds

With volatile global stock markets and the low interest rate environment, in the first half of 2003 the Bank continued to offer its customers 100% capital guaranteed investment products. In February 2003, the Bank successfully launched two guaranteed funds, namely the BEA AUD Capital Guaranteed Coupon Fund and the BEA NZD Capital Guaranteed Coupon Fund. More than HK$600 million equivalent was received in subscriptions for the two funds combined. The successful launch of the two funds has helped further improve the fee-based income of the Bank.

In mid June 2003, the Bank launched a further 100% capital guaranteed fund – BEA Equity & FX Markets Capital Guaranteed Coupon Fund. This closed for subscription on 15th July, 2003, following an encouraging response from customers. This 100% capital guaranteed fund aims to achieve capital appreciation by participating in the performance of the S&P 500 Index and strength of the Australian dollar against the United States Dollar.

CORPORATE SERVICES

Business, Corporate and Investor Services

Group member Tricor Holdings Limited ("Tricor") is the market leader in terms of both scope and scale of business in corporate and investor services. During the first six months of the year, Tricor and its domestic and international clientele have faced the challenges arising from the war in Iraq, the SARS outbreak and the unfavourable economic climate. This has led to a decline in Tricor's business servicing inward investment into Hong Kong/Greater China. Furthermore, some clients have postponed their initial public offerings in Hong Kong. There has also been pressure on fees from clients suffering as a result of local economic malaise. With these incidents now in the past, Tricor service lines will pick up gradually in the second half of the year.

In January 2003, Tricor acquired the business and corporate services practice of PricewaterhouseCoopers in Hong Kong, thus further strengthening its leading position in these specialised businesses.

Offshore Corporate and Trust Services

BEA offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI, who are assisted by Group staff in Hong Kong.

CHINA DIVISION

BEA Beijing Branch commenced business on 28th February, 2003. At present, BEA has a total of 16 outlets in China, providing a wide range of quality banking services to its growing customer base on the Mainland.

To further expand its branch network, BEA has obtained preliminary approval from the People's Bank of China ("PBOC") to establish a sub-branch in Gubei, Shanghai. It is expected that the Sub-branch will be in operation by the end of this year.

In 2002, all BEA branches in China obtained licences to provide full foreign currency services to all categories of customers. From May 2003, BEA branches in China have begun to receive approval from PBOC to offer Renminbi/foreign currency exchange to local Chinese residents. In line with the WTO timeline for market liberalisation, BEA has submitted applications for Renminbi business licences for its Guangzhou and Zhuhai Branches. BEA's Guangzhou Branch has already obtained approval from PBOC in this regard.

The outbreak of SARS on the Mainland inevitably affected BEA's operations. The branches took the opportunity to review their operations and customer portfolio, with the objective of improving operational efficiency and the allocation of resources for future business development.

OVERSEAS OPERATIONS

The Bank constantly monitors and reviews the global economy, and adjusts its international business strategy accordingly. During this reporting period, the Bank closed its Representative Offices in Ho Chi Minh City, Vietnam, and Manila, the Philippines.

On the other hand, expansion in the USA is continuing, through the Bank's wholly-owned banking subsidiary, The Bank of East Asia (USA) NA. A Regional Administrative Office has been established in New York to manage BEA's growing presence in New York and California.

HUMAN RESOURCES

The BEA Group employees at the end of June 2003:

Hong Kong	4,090
Other Greater China	891
Overseas	374
Total	5,355

During the first half of 2003, the Human Resources Division monitored and further modified the standardised personnel policies implemented last year. The outbreak of SARS in late March tested the Bank's employee care and support policy, and proved it to be robust and capable. To meet the changing needs of staff training and development at different levels, the quality of in-house training programmes was enhanced so as to equip staff members with the necessary skills for meeting the new business challenges ahead.

STRATEGY AND FUTURE PROSPECTS

The Bank continued to pursue its growth strategy in the first half of 2003. With the successful implementation of the new corporate identity last year, and the launch of a broad promotion programme at the branch level for retail financial products and services, the Bank attracted market attention to its strategy of offering effective one-stop financial services.

The Bank has maintained its franchise and competitive position in the industry, through careful planning of products and services in line with customer expectations. These have become more sophisticated in recent years, with the poor performance of traditional investment vehicles. The Bank has successfully developed new income streams and developed market opportunities.

Following its acquisition of a majority stake in Tengis Limited in 2002, the Bank acquired PricewaterhouseCoopers' company secretarial and client accounting businesses in Hong Kong in early 2003. This has further strengthened the Bank's position as the largest provider of business and corporate services and corporate secretarial services in Hong Kong. This line of business has now been consolidated under a subsidiary arm named Tricor Holdings Limited.

The Bank will also continue to develop its wealth management business, under the banner of SupremeGold, targeting middle and upper-middle income families.

In face of the current difficult economic and operating environment, the Bank will strive to streamline and improve its operating efficiencies, in order to optimise the value of its resources and to control costs. To achieve this objective, the Bank has taken a number of initiatives including branch rationalisation, shifting of back-office operations to Mainland China, and the proposed centralisation of support operations at "Millennium City 5" in Kwun Tong in early 2005.

The Bank will continue to leverage its strong position and presence in China, and capture the business opportunities arising in the China market. In January 2003, the Bank opened a new sub-branch in Guangzhou, and, in February 2003, the Bank successfully upgraded its Beijing Representative Office into a full branch. With a more extensive branch network, the Bank's premier position and role in the China market is further enhanced.

Outside Hong Kong and China, the Bank will also continue to look for potential business and alliance opportunities to expand and create value for its franchise.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2003.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Bank is not, or was not for any part of the six months ended 30th June, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 1st August, 2003



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
02	07	2003	To 至	30	07	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$927,500.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$3,557,890.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,630,603,600.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-371,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$3,557,890.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-371,000-		
	Total Shares Allotted by Class 各類股份分配總額	-371,000-		

Signed 簽名：



(Name 姓名)：(Molly HO Kam Lan)　Date 日期： - 6 AUG 2003

~~Director 董事~~／Secretary 秘書 *